Exhibit B.3(b): Audited annual financial statements for the year ended October 31, 2011 excerpted from pages 109-224 of the 2011 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) including Independent auditors’ reports of registered public accounting firm to shareholders with respect to consolidated financial statements as at October 31, 2011 and 2010 and for each of the years in the three-year period ended October 31, 2011 and internal control over financial reporting as of October 31, 2011

Consolidated financial statements

Consolidated financial statements

110	Financial reporting responsibility

111	Independent auditors’ report of registered public accounting firm to shareholders

113	Consolidated balance sheet

114	Consolidated statement of operations

115	Consolidated statement of comprehensive income

116	Consolidated statement of changes in shareholders’ equity

117	Consolidated statement of cash flows

118	Notes to the consolidated financial statements

118	Note 1	–	Summary of significant accounting policies

128	Note 2	–	Fair value of financial instruments

136	Note 3	–	Significant acquisitions and disposition

138	Note 4	–	Securities

141	Note 5	–	Loans

143	Note 6	–	Securitizations and variable interest entities

149	Note 7	–	Land, buildings and equipment

150	Note 8	–	Goodwill, software and other intangible assets

151	Note 9	–	Other assets

152	Note 10	–	Deposits

152	Note 11	–	Other liabilities

153	Note 12	–	Trading activities

154	Note 13	–	Financial instruments designated at fair value

155	Note 14	–	Derivative instruments

161	Note 15	–	Designated accounting hedges

162	Note 16	–	Subordinated indebtedness

163	Note 17	–	Common and preferred share capital and preferred share liabilities

167	Note 18	–	Capital Trust securities

168	Note 19	–	Interest rate sensitivity

169	Note 20	–	Stock-based compensation

172	Note 21	–	Employee future benefits

176	Note 22	–	Income taxes

179	Note 23	–	Earnings per share

179	Note 24	–	Commitments, guarantees, pledged assets and contingent liabilities

184	Note 25	–	Concentration of credit risk

185	Note 26	–	Related-party transactions

186	Note 27	–	Investments in joint ventures and equity-accounted associates

187	Note 28	–	Significant subsidiaries

188	Note 29	–	Segmented and geographic information

191	Note 30	–	Financial instruments – disclosures

193	Note 31	–	Reconciliation of Canadian and U.S. generally accepted accounting principles

215	Note 32	–	Transition to International Financial Reporting Standards

CIBC 2011 ANNUAL REPORT	109

Consolidated financial statements

Financial reporting responsibility

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act (Canada). The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year end, we have determined that internal control over financial reporting is effective and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act (SOX). CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under SOX and with the Canadian Securities Administrators under Canadian securities laws.

The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. The Chief Auditor has full and independent access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, and reviewing the qualifications, independence and performance of the shareholders’ auditors and internal auditors.

Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Gerald T. McCaughey	Kevin Glass
President and Chief Executive Officer	Chief Financial Officer	November 30, 2011

110	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on financial statements

We have audited the accompanying consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheet as at October 31, 2011 and 2010 and the consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2011, in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CIBC’s internal control over financial reporting as of October 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 30, 2011 expressed an unqualified opinion on CIBC’s internal control over financial reporting.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

November 30, 2011

CIBC 2011 ANNUAL REPORT	111

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on internal controls under standards of the Public Company Accounting Oversight Board (United States)

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CIBC as at October 31, 2011 and 2010 and the consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2011 of CIBC and our report dated November 30, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

November 30, 2011

112	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Consolidated balance sheet

$ millions, as at October 31	2011	2010(1)
ASSETS
Cash and non-interest-bearing deposits with banks	$1,855	$2,190
Interest-bearing deposits with banks	4,442	9,862
Securities (Note 4)
Trading (Note 12)	32,797	28,557
Available-for-sale (AFS)	29,212	26,621
Designated at fair value (FVO) (Note 13)	20,064	22,430
	82,073	77,608
Cash collateral on securities borrowed	1,838	2,401
Securities purchased under resale agreements	26,002	34,941
Loans (Note 5)
Residential mortgages	99,603	93,568
Personal	34,842	34,335
Credit card	10,408	12,127
Business and government	41,812	38,582
Allowance for credit losses	(1,647)	(1,720)
	185,018	176,892
Other
Derivative instruments (Note 14)	28,259	24,682
Customers’ liability under acceptances	9,361	7,684
Land, buildings and equipment (Note 7)	1,676	1,660
Goodwill (Note 8)	1,894	1,913
Software and other intangible assets (Note 8)	654	609
Investments in equity-accounted associates	1,128	298
Other assets (Note 9)	9,499	11,300
	52,471	48,146
	$353,699	$352,040
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$116,592	$113,294
Business and government	134,636	127,759
Bank	4,181	5,618
	255,409	246,671
Obligations related to securities sold short	10,316	9,673
Cash collateral on securities lent	2,850	4,306
Obligations related to securities sold under repurchase agreements	11,456	23,914
Other
Derivative instruments (Note 14)	29,807	26,489
Acceptances	9,396	7,684
Other liabilities (Note 11)	11,823	12,572
	51,026	46,745
Subordinated indebtedness (Note 16)	5,138	4,773
Non-controlling interests	164	168
Shareholders’ equity
Preferred shares (Note 17)	2,756	3,156
Common shares (Note 17)	7,376	6,804
Contributed surplus	90	96
Retained earnings	7,605	6,095
Accumulated other comprehensive income (AOCI)	(487)	(361)
	17,340	15,790
	$353,699	$352,040

(1)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Gerald T. McCaughey	Ronald W. Tysoe
President and Chief Executive Officer	Director

CIBC 2011 ANNUAL REPORT	113

Consolidated financial statements

Consolidated statement of operations

$ millions, except as noted, for the year ended October 31	2011	2010	2009
Interest income
Loans	$7,708	$7,288	$7,183
Securities	1,963	1,562	1,705
Securities borrowed or purchased under resale agreements	365	193	324
Deposits with banks	63	52	85
	10,099	9,095	9,297
Interest expense
Deposits	2,787	2,192	2,879
Other liabilities	747	476	785
Subordinated indebtedness	215	188	208
Preferred share liabilities (Note 17)	–	35	31
	3,749	2,891	3,903
Net interest income	6,350	6,204	5,394
Non-interest income
Underwriting and advisory fees	514	426	478
Deposit and payment fees	756	756	773
Credit fees	381	341	304
Card fees	99	304	328
Investment management and custodial fees	486	459	419
Mutual fund fees	849	751	658
Insurance fees, net of claims	320	277	258
Commissions on securities transactions	496	474	472
Trading (loss) income (Note 12)	(74)	603	(531)
AFS securities gains, net (Note 4)	407	400	275
FVO losses, net (Note 13)	(134)	(623)	(33)
Income from securitized assets	1,063	631	518
Foreign exchange other than trading	237	683	496
Other	499	399	119
	5,899	5,881	4,534
Total revenue	12,249	12,085	9,928
Provision for credit losses (Note 5)	841	1,046	1,649
Non-interest expenses
Employee compensation and benefits	4,163	3,871	3,610
Occupancy costs	664	648	597
Computer, software and office equipment	994	1,003	1,010
Communications	297	290	288
Advertising and business development	214	197	173
Professional fees	179	210	189
Business and capital taxes	38	88	117
Other	801	720	676
	7,350	7,027	6,660
Income before income taxes and non-controlling interests	4,058	4,012	1,619
Income tax expense (Note 22)	969	1,533	424
	3,089	2,479	1,195
Non-controlling interests	10	27	21
Net income	$3,079	$2,452	$1,174
Preferred share dividends and premiums (Note 17)	(177)	(169)	(162)
Net income applicable to common shares	$2,902	$2,283	$1,012
Weighted-average common shares outstanding (thousands)
– Basic	396,233	387,802	381,677
– Diluted	397,097	388,807	382,442
Earnings per share (in dollars) (Note 23)
– Basic	$7.32	$5.89	$2.65
– Diluted	$7.31	$5.87	$2.65
Dividends per common share (in dollars) (Note 17)	$3.51	$3.48	$3.48

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

114	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of comprehensive income

$ millions, for the year ended October 31	2011	2010	2009
Net income	$3,079	$2,452	$1,174
Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	(92)	(290)	(523)
Net (gains) losses on investment in self-sustaining foreign operations reclassified to net income	41	1,079	135
Net gains (losses) on hedges of investment in self-sustaining foreign operations	13	88	392
Net (gains) losses on hedges of investment in self-sustaining foreign operations reclassified to net income	(37)	(957)	(142)
	(75)	(80)	(138)
Net change in AFS securities
Net unrealized gains (losses) on AFS securities	110	303	462
Net (gains) losses on AFS securities reclassified to net income	(140)	(230)	(236)
	(30)	73	226
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(37)	(9)	(26)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	16	25	10
	(21)	16	(16)
Total OCI	(126)	9	72
Comprehensive income	$2,953	$2,461	$1,246

$ millions, for the year ended October 31	2011	2010	2009
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	$(1)	$(1)	$34
Net (gains) losses on hedges of investment in self-sustaining foreign operations	(2)	(18)	(120)
Net (gains) losses on hedges of investment in self-sustaining foreign operations reclassified to net income	21	536	104
Net change in AFS securities
Net unrealized gains (losses) on AFS securities	(29)	(100)	(151)
Net (gains) losses on AFS securities reclassified to net income	30	68	111
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	13	3	13
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(4)	(3)	(9)
	$28	$485	$(18)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2011 ANNUAL REPORT	115

Consolidated financial statements

Consolidated statement of changes in shareholders’ equity

$ millions, for the year ended October 31	2011	2010	2009
Preferred shares (Note 17)
Balance at beginning of year	$3,156	$3,156	$2,631
Issue of preferred shares	–	–	525
Redemption of preferred shares	(400)	–	–
Balance at end of year	$2,756	$3,156	$3,156
Common shares (Note 17)
Balance at beginning of year	$6,804	$6,241	$6,063
Issue of common shares	575	563	178
Treasury shares	(3)	–	–
Balance at end of year	$7,376	$6,804	$6,241
Contributed surplus
Balance at beginning of year	$96	$92	$96
Stock option expense	7	11	12
Stock options exercised	(12)	(4)	(1)
Other	(1)	(3)	(15)
Balance at end of year	$90	$96	$92
Retained earnings
Balance at beginning of year, as previously reported	$6,095	$5,156	$5,483
Adjustment for change in accounting policies	–	–	(6)(1)
Balance at beginning of year, as restated	6,095	5,156	5,477
Net income	3,079	2,452	1,174
Dividends (Note 17)
Common	(1,391)	(1,350)	(1,328)
Preferred	(165)	(169)	(162)
Premium on redemption of preferred shares	(12)	–	–
Other	(1)	6	(5)
Balance at end of year	$7,605	$6,095	$5,156
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of year	$(575)	$(495)	$(357)
Net change in foreign currency translation adjustments	(75)	(80)	(138)
Balance at end of year	$(650)	$(575)	$(495)
Net unrealized gains (losses) on AFS securities
Balance at beginning of year	$197	$124	$(102)
Net change in AFS securities	(30)	73	226
Balance at end of year(2)	$167	$197	$124
Net gains (losses) on cash flow hedges
Balance at beginning of year	$17	$1	$17
Net change in cash flow hedges	(21)	16	(16)
Balance at end of year	$(4)	$17	$1
Total AOCI, net of tax(3)	$(487)	$(361)	$(370)
Retained earnings and AOCI	$7,118	$5,734	$4,786
Shareholders’ equity at end of year	$17,340	$15,790	$14,275

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 21 for additional details.
(2)	Includes $42 million (2010: $53 million; 2009: $101 million) of cumulative loss related to AFS securities measured at fair value.
(3)	A loss of $1 million (2010: $8 million gain; 2009: $3 million gain) deferred in AOCI is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to nine years (2010: eight years; 2009: four years) thereafter.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

116	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of cash flows

$ millions, for the year ended October 31	2011	2010(1)	2009(1)
Cash flows provided by (used in) operating activities
Net income	$3,079	$2,452	$1,174
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	841	1,046	1,649
Amortization	356	375	403
Stock option expense	7	11	12
Future income taxes	533	800	38
AFS securities gains, net	(407)	(400)	(275)
Net (gains) losses on disposal of land, buildings and equipment	(5)	1	2
Other non-cash items, net	205	(520)	(297)
Changes in operating assets and liabilities
Accrued interest receivable	96	(108)	266
Accrued interest payable	(203)	42	(339)
Amounts receivable on derivative contracts	(2,561)	(292)	4,270
Amounts payable on derivative contracts	2,066	(574)	(6,063)
Net change in trading securities	(4,240)	(13,447)	22,278(2)
Net change in FVO securities	2,366	(124)	(445)
Net change in other FVO assets and liabilities	(3,604)	118	100
Current income taxes	191	466	2,162
Other, net(3)	(172)	2,178	–
	(1,452)	(7,976)	24,935
Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	10,471	24,588	(7,569)(4)
Obligations related to securities sold short	2,487	3,094	(2,082)
Net securities lent	(1,456)	(981)	(800)
Net obligations related to securities sold under repurchase agreements	(12,458)	(8,252)	230
Issue of subordinated indebtedness	1,500	1,100	–
Redemption/repurchase of subordinated indebtedness	(1,099)	(1,395)	(1,419)
Issue of preferred shares	–	–	525
Redemption of preferred shares	(1,016)	–	–
Issue of common shares, net	575	563	178
Net proceeds from treasury shares	(3)	–	–
Dividends paid	(1,556)	(1,519)	(1,490)
Other, net	252	(2,051)	596
	(2,303)	15,147	(11,831)
Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	5,420	(4,667)	2,206
Loans, net of repayments	(22,586)	(24,509)	(12,496)
Net proceeds from securitizations	13,923	14,192	20,744
Purchase of AFS securities	(35,674)	(55,392)	(91,663)
Proceeds from sale of AFS securities	14,796	41,144	30,205
Proceeds from maturity of AFS securities	18,237	27,585	35,628
Net securities borrowed	563	1,582	1,935
Net securities purchased under resale agreements	8,939	(6,173)	910
Net cash provided by dispositions (used in acquisitions)	54	(297)	–
Net purchase of land, buildings and equipment	(235)	(220)	(272)
	3,437	(6,755)	(12,803)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(17)	(38)	(47)
Net (decrease) increase in cash and non-interest-bearing deposits with banks during year	(335)	378	254
Cash and non-interest-bearing deposits with banks at beginning of year	2,190	1,812	1,558
Cash and non-interest-bearing deposits with banks at end of year(5)	$1,855	$2,190(6)	$1,812
Cash interest paid	$3,952	$2,849	$4,242
Cash income taxes paid (recovered)	$245	$267	$(1,775)

(1)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.
(2)	Includes securities initially bought as trading securities and subsequently reclassified to loans and AFS securities as noted in Note 4.
(3)	Includes cash used to invest in our equity-accounted investments including $831 million relating to American Century Investments in 2011 and $130 million relating to The Bank of N.T. Butterfield & Son Limited in 2010.
(4)	Includes $1.6 billion of Notes purchased by CIBC Capital Trust (Note 18).
(5)	Includes restricted cash balance of $257 million (2010: $246 million; 2009: $268 million).
(6)	Includes cash reserved for payment on redemption of non-cumulative preferred shares (Note 17).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2011 ANNUAL REPORT	117

Consolidated financial statements

Notes to the consolidated financial statements

Note 1	Summary of significant accounting policies

The consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC) are prepared in accordance with Section 308(4) of the Bank Act which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of OSFI, conform in all material respects to Canadian GAAP. Unless otherwise indicated, all amounts are expressed in Canadian dollars.

A reconciliation of the impact on assets, liabilities, shareholders’ equity, net income, and comprehensive income arising from differences between Canadian and U.S. GAAP is provided in Note 31.

The following paragraphs describe our significant accounting policies. New accounting policies which have been adopted are described in the “Accounting changes” section of this note.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, results of operations, and cash flows of CIBC, its controlled subsidiaries and certain variable interest entities (VIEs), for which we are considered to be the primary beneficiary, after the elimination of intercompany transactions and balances. A primary beneficiary is the enterprise that absorbs a majority of a VIE’s expected losses or receives a majority of a VIE’s expected residual returns, or both. Non-controlling interests in subsidiaries and consolidated VIEs are included as a separate line item on the consolidated balance sheet and the consolidated statement of operations.

An entity is a VIE if it does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. The VIE guidelines exempt certain entities from their scope, including qualified special purpose entities (QSPE).

Investments in companies over which we have significant influence are accounted for by the equity method, and are included in Investments in equity-accounted associates. Our share of income from these investments is included in

Non-interest income – Other. Investments over which we exercise joint control are accounted for using the proportionate consolidation method, with CIBC’s pro-rata share of assets, liabilities, income, and expenses being consolidated.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income, and related disclosures. Estimates and assumptions are made in the areas of determining the fair value of financial instruments, accounting for allowance for credit losses, securitizations and VIEs, asset impairment, income taxes, contingent liabilities, and employee future benefits. Actual results could differ from these estimates and assumptions.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of operations.

Assets and liabilities of self-sustaining foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rates prevailing at the balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are reported in Net foreign currency translation adjustments, which is included in OCI.

A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a self-sustaining foreign subsidiary, when the gain or loss is not expected to be realized for tax purposes in the foreseeable future.

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Consolidated financial statements

An appropriate portion of the accumulated exchange gains and losses and any applicable taxes in AOCI are recognized in the consolidated statement of operations when there is a reduction in the net investment in a self-sustaining foreign operation.

Classification and measurement of financial assets and liabilities

All financial assets must be classified at initial recognition as trading, available for sale (AFS), designated at fair value (FVO), held-to-maturity (HTM), or loans and receivables based on the purpose for which the instrument was acquired and its characteristics. All financial assets and derivatives are required to be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equities that do not have quoted market values in an active market. Reclassification of non-derivative financial assets from trading to AFS or HTM is allowed under rare circumstances. Such reclassifications are only permitted when there has been a change in management intent with respect to a particular non-derivative financial asset. Financial liabilities other than derivatives, obligations related to securities sold short, and FVO liabilities are carried at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are carried at fair value. Interest expense is recognized on an accrual basis using the effective interest method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are generally recorded at amortized cost, net of an allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest method. See “Impairment of financial assets” section of this note for our accounting for impaired loans.

Trading financial instruments

Trading financial instruments are assets and liabilities held for trading activities or that are part of a managed portfolio with a pattern of short-term profit taking. These are measured at fair value as at the consolidated balance sheet date. Loans that we intend to sell immediately or in the near term are classified as trading financial instruments.

Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are reported in Non-interest income as Trading income (loss) except to the extent that they are used as an economic hedge of a financial instrument designated under the FVO in which case the gains or losses are recorded in FVO gains (losses). Dividends and interest income earned and interest expense incurred are included in Interest income and Interest expense, respectively.

AFS securities

AFS financial assets are those non-derivative financial assets that are not classified as trading, FVO or loans and receivables.

AFS securities are carried at fair value (other than equities that do not have quoted market values in an active market) with unrealized gains and losses being reported in OCI until sale, or if an other-than-temporary impairment (OTTI) is recognized, at which point cumulative unrealized gains or losses are transferred from AOCI to the consolidated statement of operations. Equities that do not have quoted market values in an active market are carried at cost. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect OTTI are included in AFS securities gains (losses), net, except for retained interests on interest-only strips arising from our securitization activities, which are included in Income from securitized assets. Dividends and interest income from AFS securities, other than interest-only strips, are included in Interest income.

FVO financial instruments

FVO financial instruments are those that we designate on initial recognition as financial instruments we will measure at fair value on the consolidated balance sheet. In addition to the requirement that reliable fair values are available, there are regulatory restrictions imposed by OSFI on the use of this designation. The criteria for applying the fair value option are met when (i) the application of the fair value option eliminates or significantly reduces the measurement inconsistency that would arise from measuring assets or liabilities on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy and is reported internally on that basis.

Gains and losses realized on dispositions, unrealized gains and losses from changes in fair value of FVO financial instruments, gains and losses arising from changes in fair value of derivatives and obligations related to securities sold short that are managed in conjunction with FVO financial instruments, are included in FVO income (loss). Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

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Consolidated financial statements

Transaction costs

Transaction costs relating to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are then amortized over the expected life of the instrument using the effective interest method. For equity instruments, transaction costs are added to the carrying value.

Date of recognition of securities

We account for all securities transactions using settlement date accounting for the consolidated balance sheet.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying amount of the financial asset or liability upon initial recognition.

Fees related to loan origination, including commitment, restructuring, and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest method.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally in the near term. Interest income is accrued and separately disclosed in the consolidated statement of operations. Similarly, securities sold under repurchase agreements are treated as collateralized borrowing with interest expense accrued and reflected in Interest expense – Other liabilities.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities is recorded as cash collateral on securities borrowed and securities lent, respectively. Interest on cash collateral paid and received is recorded in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Other liabilities, respectively.

Impairment of financial assets

Impaired loans and allowance for credit losses

We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more events that have occurred with a negative impact on the estimated future cash flows of the loan. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•	Credit card loans are not classified as impaired and are fully written-off when payments are contractually 180 days in arrears or upon customer bankruptcy.

•	Loans guaranteed or insured by the Canadian government, the provinces, or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. A loan is returned to performing status when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms of the loan. No portion of cash received on any impaired loan is recorded as income until the loan is returned to performing status.

For credit card loans, interest is accrued only to the extent that there is an expectation of receipt.

An impaired loan is carried at its estimated realizable value determined by discounting the expected future cash flows at the interest rate inherent in the loan, or its net recoverable value.

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Consolidated financial statements

We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, having due regard to current conditions. The allowance for credit losses consists of specific and general components. The allowance on undrawn credit facilities including letters of credit is reported in Other liabilities.

Loans are written off, in whole or in part, against the related allowance for credit losses upon settlement (realization) of collateral or in advance of settlement, when the determination of recoverable value is completed and there is no realistic prospect of future recovery above the recoverable value. In subsequent periods, any recoveries of amounts previously written off are credited to provision for credit losses.

Specific allowance

We conduct ongoing credit assessments of the business and government loan portfolios on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value. Credit card loans are not classified as impaired and a specific allowance is not established. The specific allowance previously established for credit card loans was retroactively reclassified to the general allowance during 2009.

General allowance

A general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet specifically identified and, therefore, not yet captured in the determination of specific allowances. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value.

The general allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends. The parameters that affect the general allowance calculation are updated regularly, based on our experience and that of the market in general.

Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default

(LGD) associated with each risk rating. The PD factors reflect our historical experience over an economic cycle, and are supplemented by data derived from defaults in the public debt markets. LGD estimates are based on our experience over the past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances, adjusted for recent loss trends and performance within the retail portfolios.

Impairment of AFS securities

We assess whether an AFS investment is impaired at each consolidated balance sheet date.

AFS debt securities

An AFS debt security is identified as impaired when there is objective observable evidence that comes to the attention of the holder about the ability to collect the contractual principal or interest.

We assess OTTI for investment grade perpetual preferred shares using this debt security model rather than an equity model.

Impairment is recognized through income to reduce the carrying value to its current fair value. Impairment losses previously recorded through income are to be reversed through income if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.

AFS equity instruments

Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is significant adverse change in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty. In assessing OTTI, we also consider our intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

The accounting for an identified impairment is the same as described for AFS debt securities above, with the exception that impairment losses previously recognized in income cannot be subsequently reversed.

Derivatives held for trading purposes

Our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.

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Consolidated financial statements

All financial and commodity derivatives held for trading purposes are stated at fair value at the consolidated balance sheet date.

Realized and unrealized trading gains and losses are included in Trading income (loss). Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as Derivative instruments.

Derivatives held for asset/liability management (ALM) purposes

We use derivative instruments for ALM purposes to manage financial risks, such as movements in interest and foreign exchange rates. Derivatives are carried at fair value at the consolidated balance sheet date, and are reported as assets where they have a positive fair value, and as liabilities where they have a negative fair value, in both cases as Derivative instruments.

Derivatives that qualify for hedge accounting

We apply hedge accounting for derivatives held for ALM purposes that meet the criteria specified in the Canadian Institute of Chartered Accountants (CICA) handbook section 3865 “Hedges.” There are three types of hedges: fair value, cash flow and hedges of net investments in self-sustaining foreign operations (NIFO). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in income. This includes derivatives used for economic hedging purposes, such as swap contracts relating to mortgage securitization that do not meet the requirements for hedge accounting.

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with the CICA handbook section 3865. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, is documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recorded immediately in income.

Derivatives that do not qualify for hedge accounting are carried at fair value through income. See “Derivatives that do not qualify for hedge accounting” below.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are recognized in Net interest income. Changes in fair value from the hedging derivatives are also recognized in Net interest income. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is also recognized in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are recognized in Foreign exchange other than trading (FXOTT). Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also recognized in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is then amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in income.

Cash flow hedges

We designate cash flow hedges primarily as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, for hedging forecasted foreign currency denominated cash flows and hedging certain share-based compensation awards.

The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into income. The ineffective portion of the change in fair value of the hedging derivative is recognized in Net interest income, FXOTT, or Non-interest expenses immediately as it arises. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge

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accounting, the hedge relationship is terminated and any remaining amount in AOCI remains therein until it is recognized in income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is immediately recognized in income.

Hedges of net investments in self-sustaining foreign operations

We designate NIFO hedges to mitigate the foreign exchange risk on our net investment in self-sustaining operations.

These hedges are accounted for in a similar manner to cash flow hedges. The effective portion of the changes in fair value of the hedging instruments relating to the changes in foreign currency spot rates is included in OCI (after taxes) until a reduction in the net investment occurs, at which time an appropriate portion of the accumulated foreign exchange gains and losses and any applicable taxes in AOCI are recognized in FXOTT and in income taxes, respectively. Changes in the fair value of the hedging derivatives attributable to the forward points are excluded from the assessment of hedge effectiveness and are included immediately in FXOTT along with any ineffectiveness.

Derivatives that do not qualify for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO income (loss). The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or compensation expense, as appropriate.

Embedded derivatives

All derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a freestanding derivative; and the combined contract is not held for trading or FVO. These embedded derivatives (which are classified together with the host instrument on the consolidated balance sheet) are measured at fair value with changes therein recognized in Non-interest income – Other. The host instrument asset and liability are accreted to their maturity value through interest expense and interest income, respectively, using the effective interest method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the instrument.

Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is carried at fair value.

Securitizations

Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Our securitizations are accounted for as sales where we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.

Gains or losses on securitizations accounted for as sales are recognized in Income from securitized assets. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. As market prices are not available for interest-only strips, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate credit losses, rate of prepayments, discount rates and other factors that influence the value of interest-only strips.

Retained interests in securitized assets are classified as trading securities, AFS securities or loans, as appropriate, and are reviewed for impairment on a quarterly basis. Assets securitized and not sold are generally reported as FVO securities on the consolidated balance sheet and are stated at fair value.

Income from securitized assets comprises income from retained interests and servicing income, and is reported separately in the consolidated statement of operations.

We also recognize a servicing liability where we have retained the servicing obligation but do not receive adequate compensation for that servicing. The servicing liability is amortized over the life of the serviced assets and reported in Other liabilities.

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Consolidated financial statements

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. We carry our commitments to the retail clients (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value on the consolidated balance sheet. Changes in fair value are recorded in Non-interest income – Other. In addition, as the commitments are an integral part of the mortgage, their initial fair value is recognized in interest income on an effective yield basis over the life of the resulting mortgages.

The fair value of the mortgage commitment upon funding, if any, is released into income to offset the difference between the mortgage amount advanced and its fair value, which is also recognized in income.

Guarantees

Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (i) changes in an underlying economic characteristic that is related to an asset, liability, or an equity security of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of a third party to pay its indebtedness when due.

Guarantees are initially recognized at fair value, being the premium received, on the date the guarantee was given and then recognized into income over the life of the guarantee. No subsequent remeasurement of fair value is recorded unless the guarantee also qualifies as a derivative, in which case it is remeasured at fair value through income over its life and included in Derivative instruments in assets or liabilities, as appropriate.

Accumulated other comprehensive income (AOCI)

AOCI is included on the consolidated balance sheet as a separate component (net of tax) of shareholders’ equity. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on self-sustaining foreign operations net of gains or losses on related hedges.

Liabilities and equity

Preferred shares that are convertible into a variable number of common shares at the option of the holder are classified as liabilities on the consolidated balance sheet. Dividend payments and premiums on redemptions arising from such preferred shares are reported as Interest expense – Preferred share liabilities.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Land, buildings and equipment

Land is reported at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets over their estimated useful lives. The estimated useful lives are as follows:

• Buildings	40 years
• Computer equipment	3 to 7 years
• Office furniture and other equipment	4 to 15 years
• Leasehold improvements	Over estimated
useful life

Gains and losses on disposal are reported in Non-interest income – Other.

Goodwill and software and other intangible assets

We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in Software and other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite useful life are not

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Consolidated financial statements

amortized, but are subjected to an impairment review at least annually and, if impaired, are written down to fair value.

The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.

The impairment test for other intangible assets with an indefinite life is based on a comparison of their carrying amount with their fair value.

Intangible assets with a definite useful life are amortized over estimated useful lives, generally not exceeding 20 years, and are also subject to an assessment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Software is amortized on a straight-line basis over 2 to 10 years.

Income taxes

We use the asset and liability method to provide for future income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance (VA) is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

Employee future benefits

We are the sponsor of a number of employee future benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans including post-retirement health and dental benefits.

Defined benefit plans

We accrue our obligations for defined benefit plans and related costs, net of plan assets. The cost of pensions and other post-employment (including post-retirement) benefits earned by employees is actuarially determined separately for each plan using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs. The discount rate used to value the accrued benefit obligation is based on the yield on a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the plan accrued benefit obligations.

The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.

Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.

Net actuarial gains and losses that arise are recognized based on a corridor approach. The corridor is 10% of the greater of the accrued benefit obligation or the market-related value of plan assets, as determined at the beginning of the annual reporting period. Actuarial gains and losses that exceed the corridor are amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions, resulting in actuarial gains or losses.

The expected average remaining service life of employees covered by our defined benefit pension plans is 10 years (2010: 10 years). The expected average remaining service life of employees covered by our other post-employment benefit plans is 12 years (2010: 12 years).

The net accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in Other assets and Other liabilities, respectively.

A valuation allowance is recognized when the accrued benefit asset for any plan is greater than the future economic benefit expected to be realized from sponsoring the plan. A change in the valuation allowance is recognized in the consolidated statement of operations for the period in which the change occurs.

When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

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Consolidated financial statements

Stock-based compensation

We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.

Compensation expense for awards under the Restricted Share Award (RSA) plan in respect of services already rendered is recognized in the year for which the grant is made. Compensation expense for similar awards in respect of future services is recognized over the applicable vesting period prior to the employee’s retirement eligible date. Settlement of grants made under these programs may be either in common shares or equivalent cash value in accordance with the terms of the grant. Forfeitures are recognized as they arise.

Under our RSA plan, where grants are settled in common shares, we hold an equivalent number of common shares in a consolidated compensation trust. Common shares held in the trust and the obligations to employees are offset in Treasury shares. Any market gains or losses on the sale of shares arising from the forfeiture of unvested grants are recorded in Contributed surplus.

Under our RSA plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares are recorded in the consolidated statement of operations as a compensation expense in proportion to the percentage of the award recognized. In the event of forfeiture of unvested grants, the amount previously recognized as compensation expense is reversed.

Compensation expense in respect of awards under the Performance Share Unit (PSU) plan in respect of services already rendered is recognized in the year for which the grant is made. In respect of awards for future services, compensation expense is recognized over the applicable vesting period prior to the employee’s retirement eligible date. The amount recognized is based on management’s best estimate of the number of PSUs expected to vest. Changes in the obligation which arise from fluctuations in the market price of common shares are recorded in the consolidated statement of operations as a compensation expense in proportion to the percentage of the award recognized. In the event of forfeiture of unvested grants, the amount previously recognized as compensation expense is reversed.

The impact due to changes in the common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in compensation expense, within the consolidated statement of operations, either immediately or over the applicable vesting period in proportion to the percentage of the award recognized.

Our Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. Compensation expense in respect of this plan is recognized over the applicable vesting period prior to the employee’s retirement eligible date. The amount recognized is based on the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares. Changes in the obligation which arise from fluctuations in the book value of common shares are recorded in the consolidated statement of operations as a compensation expense in proportion to the percentage of the award recognized. In the event of forfeiture of unvested grants, the amount previously recognized as compensation expense is reversed.

We use the fair value-based method to account for stock options granted to employees. The grant date value is recognized over the applicable vesting period prior to the employee’s retirement eligible date, as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds we receive, together with the amount in contributed surplus, are credited to common share capital. No expense was recognized for stock options granted prior to November 1, 2001. When these options are exercised, only the proceeds received are credited to common share capital.

Up to 50% of options relating to the Employee Stock Option Plan (ESOP) granted prior to 2000 were eligible to be exercised as stock appreciation rights (SARs). SARs obligations, which arose from changes in the market price of common shares, were recorded in the consolidated statement of operations as compensation expense. If SARs were exercised as purchases of common shares, the exercise price, together with the relevant amount in other liabilities, representing the value of common shares at the market price, was credited to common share capital.

Under our Deferred Share Unit (DSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares are recorded in the consolidated statement of operations as a compensation expense in proportion to the percentage of the award recognized. In the event of forfeiture of unvested grants, the amount previously recognized as compensation expense is reversed.

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Consolidated financial statements

Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to DSUs under the directors’ plans change with the common share price, and the change is recognized in compensation expense.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

Fee and commission income

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over a 12-month period.

Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Prepaid fees are deferred and amortized over the contract term.

Mutual fund fees are recorded on an accrual basis.

Earnings per share (EPS)

Basic EPS is determined as net income minus dividends and premiums on preferred shares classified as equity, divided by the weighted-average number of common shares outstanding for the period.

Diluted EPS is determined as net income minus dividends and premiums on preferred shares classified as equity, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss, diluted EPS equals basic EPS.

Accounting changes

2011 and 2010

There were no changes to significant accounting policies during 2011 and 2010.

2009

Financial instruments – recognition and measurement

On July 29, 2009, the CICA issued amendments to handbook section 3855 “Financial Instruments – Recognition and Measurement,” with effect from November 1, 2008. The revised standard defined loans and receivables as non-derivative financial assets with fixed or determinable payments that were not quoted in an active market. As a result of this change in definition, the following transitional provisions were applied effective November 1, 2008:

•	HTM debt instruments that met the revised definition of loans and receivables were required to be reclassified from HTM to loans and receivables;

•	Loans and receivables that an entity intended to sell immediately or in the near term were required to be classified as trading financial instruments; and

•

AFS debt instruments were eligible for reclassification to loans and receivables if they met the revised definition of loans and receivables. AFS debt instruments were eligible for reclassification to HTM if they had fixed and determinable payments and were quoted in an active market and the entity had the positive intention and ability to hold to maturity. The reclassification from AFS to loans and receivables or to HTM was optional and could be made on an instrument by instrument basis. We did not elect to reclassify any AFS securities.

Following adoption of the revised standard:

•

Debt securities that meet the definition of loans and receivables at initial recognition may be classified as loans and receivables or designated as AFS or held for trading, but are precluded from being classified as HTM;

•	Impairment charges through income for HTM financial instruments are to be recognized for credit losses only, rather than on the basis of a full write-down to fair value; and

•

Previously recognized OTTI losses on AFS debt securities are to be reversed through income if the increase in their fair value is related to improvement in credit that occurred subsequent to the recognition of the OTTI.

The adoption of the revised standard resulted in financial instruments previously classified as HTM being reclassified to loans and receivables with no impact to retained earnings or AOCI. Refer to Note 4 for additional details.

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Financial instruments – disclosures

We adopted the amended CICA handbook section 3862 “Financial Instruments – Disclosures,” which expanded financial instrument fair value measurement and liquidity risk management disclosures. See Notes 2, 14 and 30 for further details.

Intangible assets

Effective November 1, 2008, we adopted the CICA handbook section 3064, “Goodwill and Intangible Assets,” which replaced CICA handbook sections 3062, “Goodwill and Other Intangible Assets,” and 3450, “Research and Development

Costs.” The new section established standards for recognition, measurement, presentation, and disclosure of goodwill and intangible assets.

The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we retroactively reclassified intangible assets relating to application software with net book value of $385 million as at October 31, 2008 from Land, buildings and equipment to Software and other intangible assets on our consolidated balance sheet.

Note 2	Fair value of financial instruments

This note presents the fair values of on- and off-balance sheet financial instruments and explains how we determine those values. Note 1, “Summary of Significant Accounting Policies” sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where quoted prices are readily available, representing regularly occurring transactions. The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of valuation inputs (Level 1, 2 or 3), as outlined below.

Where active markets exist, quoted market prices are used to calculate fair value (Level 1). Bid or ask prices, where available in an active market, are used to determine the fair value of security positions, as appropriate.

Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets and, even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value.

Markets are considered inactive when transactions are not occurring with sufficient regularity. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In those instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models. Valuation models may utilize predominantly observable market inputs (Level 2) or may utilize predominantly non-observable market inputs (Level 3). The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place on our reporting date. In an inactive market, we consider all reasonably available information including any available pricing for similar instruments, recent arm’s length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception would be recognized only in future periods over the term of the instruments or when market quotes or data become observable.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and

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other market risk, model risk, credit risk, and future administration costs. For derivatives, we also have credit valuation adjustments (CVA) that factor in counterparty, as well as our own credit risk, and a valuation adjustment for administration costs.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each consolidated balance sheet date, and may not be reflective of ultimate realizable value.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis.

To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

Methods and assumptions

Financial instruments with fair value equal to book value

Where we consider any difference between fair and book values of on-balance sheet financial instruments to be insignificant, the fair values of these on-balance sheet financial instruments are assumed to equal their book values. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed and securities lent; customers’ liability under acceptances; acceptances; obligations related to securities purchased under resale agreements or sold under repurchase agreements; and other liabilities.

Securities

The fair value of securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.

Securities for which no active market exists are valued using all reasonably available market information as described below.

Fair value of government- issued or-guaranteed securities that are not traded in an active market are calculated using implied yields derived from the prices of actively traded government securities and the most recently observable spread differentials.

Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discounting curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by government are valued using cash flow models making maximum use of market observable inputs, such as indicative broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor in information derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. Private equity securities for which there is no quoted market price are carried at cost. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the book value. The fair value of fixed-rate mortgages is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.

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The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates. Changes in credit and liquidity spreads since the loan inception date are not observable and are not factored into our determination of fair value. The fair value of loans is reduced by specific and general allowances for impaired loans and loans not yet specifically identified as impaired respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

In determining the fair value of collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs) in our structured credit run-off business, we apply valuation techniques using non-observable market inputs, including indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date.

Fair value option loans are valued using observable market inputs, wherever possible. In the absence of such pricing, we consider indicative broker quotes and internal models utilizing observable market inputs or proxies.

Other assets

Other assets mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, and accounts receivable.

Except as noted, the fair value of all other assets is assumed to be cost or amortized cost because we consider any difference not to be significant. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market transactions, where available. Otherwise, fair value is derived from valuation models, except for immaterial instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh related costs, in which case fair value is assumed to equal book value.

Deposits

The fair value of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined using direct or proxy market observable quotes where available or by discounting the contractual cash flows using market interest rates. The fair value of deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity options.

Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of structured interest rates, debt and equities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the referenced identical or comparable securities, and other inputs such as interest rate yield curves, option volatility, and foreign exchange rates, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

Subordinated indebtedness

The fair value is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is generally based on observable prices. Over-the-counter (OTC) and clearing house settled derivatives primarily consist of interest rate swaps, cross-currency swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency options, and credit derivatives. For such instruments, where market observable prices or third-party consensus pricing information are not available, models which are consistent with industry standards are employed to estimate fair value. Such vetted models incorporate current market measures for interest rates, currency exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In determining the fair value of complex and customized derivatives, such as certain equity, credit, and commodity derivatives written in reference to indices, specific assets or baskets of assets, we consider all reasonably available information including indicative dealer and broker quotations, third-party consensus pricing inputs and any relevant observable market inputs. We also consider our own internal model-based valuations, which are vetted, regularly calibrated, and pre-approved in accordance with our model risk policy. The models calculate fair value based on inputs specific to the type of contract, which may include stock prices, reference asset prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. In an inactive market and where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant

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sources of information such as historical data, indicative broker quotes, proxy information from similar transactions or instruments, and other internal models using our own assumptions of how market participants would price a market transaction on measurement date. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

After arriving at these valuations, to reflect market risk, we consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure. The CVA, net of considering our own credit risk, could be positive or negative. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high-quality reference assets where we expect no future credit degradation.

Where appropriate for certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

Mortgage commitments

The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential and commercial mortgage commitments and is based on changes in market interest rates and volatilities between the commitment and the consolidated balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.

Credit commitments

Other commitments to extend credit are primarily variable rate and, consequently, do not expose us to interest rate risk, although they do expose us to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances.

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Consolidated financial statements

Fair value of financial instruments

$ millions, as at October 31
		Carrying value
		Amortized cost	Fair value through statement of operations	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2011	Financial assets(1)
	Cash and deposits with banks	$6,297	$–	$–	$6,297	$6,297	$–
	Securities	469	52,861	28,743	82,073	82,323	250
	Cash collateral on securities borrowed	1,838	–	–	1,838	1,838	–
	Securities purchased under resale agreements	26,002	–	–	26,002	26,002	–
	Loans
	Residential mortgages	99,513	44	–	99,557	100,500	943
	Personal	34,356	–	–	34,356	34,376	20
	Credit card	9,997	–	–	9,997	9,997	–
	Business and government	40,841	267	–	41,108	41,058	(50)
	Derivative instruments	–	28,259	–	28,259	28,259	–
	Customers’ liability under acceptances	9,361	–	–	9,361	9,361	–
	Other assets	7,410	–	–	7,410	7,457	47
	Financial liabilities
	Deposits
	Personal	116,592	–	–	116,592	116,888	296
	Business and government	133,113	1,523	–	134,636	135,724	1,088
	Bank	4,181	–	–	4,181	4,181	–
	Derivative instruments	–	29,807	–	29,807	29,807	–
	Acceptances	9,396	–	–	9,396	9,396	–
	Obligations related to securities sold short	–	10,316	–	10,316	10,316	–
	Cash collateral on securities lent	2,850	–	–	2,850	2,850	–
	Obligations related to securities sold under repurchase agreements	11,456	–	–	11,456	11,456	–
	Other liabilities	8,550	–	–	8,550	8,550	–
	Subordinated indebtedness	5,138	–	–	5,138	5,533	395
2010	Financial assets(1)
	Cash and deposits with banks	$12,052	$–	$–	$12,052	$12,052	$–
	Securities	582	50,987	26,039	77,608	77,936	328
	Cash collateral on securities borrowed	2,401	–	–	2,401	2,401	–
	Securities purchased under resale agreements	34,941	–	–	34,941	34,941	–
	Loans
	Residential mortgages	93,467	62	–	93,529	94,560	1,031
	Personal	33,818	–	–	33,818	33,846	28
	Credit card	11,649	–	–	11,649	11,649	–
	Business and government	36,875	1,021	–	37,896	37,865	(31)
	Derivative instruments	–	24,682	–	24,682	24,682	–
	Customers’ liability under acceptances	7,684	–	–	7,684	7,684	–
	Other assets	7,768	–	–	7,768	7,799	31
	Financial liabilities
	Deposits
	Personal	113,294	–	–	113,294	113,685	391
	Business and government	124,229	3,530	–	127,759	129,352	1,593
	Bank	5,618	–	–	5,618	5,618	–
	Derivative instruments	–	26,489	–	26,489	26,489	–
	Acceptances	7,684	–	–	7,684	7,684	–
	Obligations related to securities sold short	–	9,673	–	9,673	9,673	–
	Cash collateral on securities lent	4,306	–	–	4,306	4,306	–
	Obligations related to securities sold under repurchase agreements	23,914	–	–	23,914	23,914	–
	Other liabilities	8,848	–	–	8,848	8,848	–
	Subordinated indebtedness	4,773	–	–	4,773	5,073	300

(1)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

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Fair value of derivative instruments

$ millions, as at October 31			2011			2010
	Positive	Negative	Net	Positive	Negative	Net
Held for trading(1)
Interest rate derivatives
Forward rate agreements	$171	$128	$43	$55	$37	$18
Swap contracts(2)	16,475	16,640	(165)	13,522	13,759	(237)
Purchased options	467	–	467	500	–	500
Written options	–	514	(514)	–	538	(538)
Total interest rate derivatives	17,113	17,282	(169)	14,077	14,334	(257)
Foreign exchange derivatives
Forward contracts	1,654	1,493	161	1,501	1,326	175
Swap contracts	3,655	3,527	128	3,662	3,664	(2)
Purchased options	97	–	97	227	–	227
Written options	–	132	(132)	–	290	(290)
Total foreign exchange derivatives	5,406	5,152	254	5,390	5,280	110
Credit derivatives
Total return swap contracts – payable	–	137	(137)	–	156	(156)
Credit default swap contracts – purchased	1,021	7	1,014	1,341	14	1,327
Credit default swap contracts – written	–	1,643	(1,643)	1	1,884	(1,883)
Total credit derivatives	1,021	1,787	(766)	1,342	2,054	(712)
Equity derivatives(3)	413	1,092	(679)	671	661	10
Precious metal derivatives(3)	62	50	12	25	30	(5)
Other commodity derivatives(3)	547	541	6	529	450	79
Total held for trading	24,562	25,904	(1,342)	22,034	22,809	(775)
Held for ALM
Interest rate derivatives
Swap contracts	3,003	3,520	(517)	2,299	3,535	(1,236)
Purchased options	10	–	10	27	–	27
Written options	–	9	(9)	–	4	(4)
Total interest rate derivatives	3,013	3,529	(516)	2,326	3,539	(1,213)
Foreign exchange derivatives
Forward contracts	83	187	(104)	23	29	(6)
Swap contracts	580	184	396	256	102	154
Written options	–	1	(1)	–	1	(1)
Total foreign exchange derivatives	663	372	291	279	132	147
Credit derivatives
Credit default swap contracts – purchased	–	–	–	3	7	(4)
Total credit derivatives	–	–	–	3	7	(4)
Equity derivatives(3)	21	2	19	40	2	38
Total held for ALM	3,697	3,903	(206)	2,648	3,680	(1,032)
Total fair value	28,259	29,807	(1,548)	24,682	26,489	(1,807)
Less: effect of master netting agreements	(20,728)	(20,728)	–	(16,967)	(16,967)	–
	$7,531	$9,079	$(1,548)	$7,715	$9,522	$(1,807)
Average fair value of derivatives held for trading(4)
Interest rate derivatives	$12,407	$12,713	$(306)	$13,064	$13,109	$(45)
Foreign exchange derivatives	5,842	5,439	403	5,185	5,035	150
Credit derivatives	1,069	1,781	(712)	1,865	3,390	(1,525)
Equity derivatives	669	798	(129)	694	760	(66)
Precious metal derivatives	58	44	14	29	24	5
Other commodity derivatives	668	502	166	618	547	71
	$20,713	$21,277	$(564)	$21,455	$22,865	$(1,410)

(1)	Includes positive and negative fair values of $331 million (2010: $279 million) and $232 million (2010: $270 million), respectively, for exchange-traded options.
(2)	Includes positive and negative fair values of $7 million (2010: nil) and $3 million (2010: nil), respectively, for clearing house settled instruments.
(3)	Comprises forwards, swaps, and options.
(4)	Average fair value represents monthly averages.

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Consolidated financial statements

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheet are categorized:

	Level 1		Level 2		Level 3

	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total		Total

$ millions, as at October 31	2011	2010	2011	2010	2011	2010	2011		2010

Assets
Trading securities
Government-issued or -guaranteed securities	$3,532	$4,158	$4,686	$8,463	$–	$–	$8,218		$12,621
Corporate equity	19,197	11,818	2,637	1,090	–	–	21,834		12,908
Corporate debt	–	–	1,201	1,039	–	20	1,201		1,059
Mortgage- and asset-backed securities	–	–	985	342	559	1,627	1,544		1,969
Trading loans(1)
Residential mortgages	–	–	44	62	–	–	44		62
Business and government loans	257	1,000	–	–	–	–	257		1,000
	22,986	16,976	9,553	10,996	559	1,647	33,098		29,619
AFS securities
Government-issued or -guaranteed securities	5,017	7,398	14,514	9,310	–	–	19,531		16,708
Corporate public equity	114	108	–	5	–	–	114		113
Corporate debt	–	–	3,817	2,713	9	23	3,826		2,736
Mortgage- and asset-backed securities	–	–	2,815	3,656	2,457	2,826	5,272		6,482
	5,131	7,506	21,146	15,684	2,466	2,849	28,743		26,039
FVO securities and loans	–	307	20,064	22,124	10	20	20,074		22,451
Derivative instruments	284	272	26,863	22,949	1,112	1,461	28,259		24,682
Total assets	$28,401	$25,061	$77,626	$71,753	$4,147	$5,977	$110,174		$102,791
Liabilities
Deposits	$–	$–	$(1,170)	$(2,397)	$(583)	$(1,428)	$(1,753	)(2)	$(3,825	)(2)
Derivative instruments	(188)	(265)	(26,669)	(23,148)	(2,950)	(3,076)	(29,807)		(26,489)
Obligations related to securities sold short	(5,150)	(3,793)	(5,166)	(5,880)	–	–	(10,316)		(9,673)
Total liabilities	$(5,338)	$(4,058)	$(33,005)	$(31,425)	$(3,533)	$(4,504)	$(41,876)		$(39,987)

(1)	In 2011, we have reported trading loans carried at fair value separately. Previously these were classified as part of loans at amortized cost. Prior year information has been reclassified accordingly.
(2)	Comprises FVO deposits of $1,523 million (2010: $3,530 million) and bifurcated embedded derivatives of $230 million (2010: $295 million).

During 2011, we transferred $12 million of certain bifurcated embedded derivatives from Level 3 to Level 2 because the inputs used to determine the fair value of these positions have become predominately market observable.

The following reclassifications between Levels 1, 2, and 3 were made during 2010, which are reflected in the table above:

•	We reclassified certain government-issued or-guaranteed securities from Level 1 to Level 2 as active market quotes were not available;

•	We reclassified certain corporate debt securities from Level 1 to Level 2 as active market quotes were not available;

•	We reclassified certain asset-backed AFS securities from Level 2 to Level 3, due to a lack of observable market inputs; and

•	We reclassified certain trading government securities from Level 3 to Level 2, due to availability of market observable inputs.

The table below presents the changes in fair value of Level 3 assets, liabilities, and net derivative assets and liabilities. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

The net loss recognized in the consolidated statement of operations, on the financial instruments for which fair value was estimated using a valuation technique requiring non-observable market parameters, was $437 million (2010: $732 million).

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		Net gains (losses) included in income
$ millions, as at or for the year ended October 31		Opening balance	Realized(1)	Unrealized(1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3		Transfer out of Level 3	Purchases and issuances	Sales and settlements	Closing balance
2011	Trading securities	$1,647	$(44)	$(21)	$–	$–		$–	$287	$(1,310)	$559
	AFS securities	2,849	73	(4)	12	–		–	1,151	(1,615)	2,466
	FVO securities and loans	20	–	(1)	–	–		–	–	(9)	10
	Total financial assets	$4,516	$29	$(26)	$12	$–		$–	$1,438	$(2,934)	$3,035
	Deposits(3)	$(1,428)	$2	$307	$–	$–		$12	$(150)	$674	$(583)
	Derivative instruments (net)	(1,615)	(474)	(275)	–	–		–	(3)	529	(1,838)
	Total financial liabilities	$(3,043)	$(472)	$32	$–	$–		$12	$(153)	$1,203	$(2,421)
2010	Trading securities	$1,360	$88	$362	$–	$–		$(138)	$520	$(545)	$1,647
	AFS securities	1,297	40	–	–	1,537		(13)	1,541	(1,553)	2,849
	FVO securities and loans	210	(8)	1	–	–		–	–	(183)	20
	Total financial assets	$2,867	$120	$363	$–	$1,537		$(151)	$2,061	$(2,281)	$4,516
	Deposits(3)	$(689)	$(59)	$(502)	$–	$(203)	(4)	$–	$(126)	$151	$(1,428)
	Derivative instruments (net)	(2,678)	(434)	(220)	–	(68)		(10)	(15)	1,810	(1,615)
	Total financial liabilities	$(3,367)	$(493)	$(722)	$–	$(271)		$(10)	$(141)	$1,961	$(3,043)

(1)	Includes foreign exchange gains and losses.
(2)	Unrealized gains and losses relating to these assets and liabilities held at the end of the year.
(3)	Comprises FVO deposits of $432 million (2010: $1,188 million) and bifurcated embedded derivatives of $151 million (2010: $240 million).
(4)	Transfer-in pertains to structured deposit notes containing bifurcatable embedded derivatives carried at fair value.

Sensitivities of Level 3 financial assets and liabilities

Financial instruments carried at fair value include certain positions that have market values derived from inputs, which we consider to be non-observable.

Many of these positions are in our structured credit run-off business ($1,583 million of assets and $2,177 million of liabilities) and are valued using inputs such as indicative broker quotations and internal models with estimated market inputs, which we consider to be non-observable.

Interest-only strips from the sale of securitized assets are valued using prepayment rates, which we consider to be a non-observable market input.

Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.

ABS are sensitive to credit and liquidity spreads, which we consider to be non-observable market inputs.

FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.

Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.

The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.

Our unhedged non-U.S. residential mortgage market (USRMM) structured credit positions are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes and internal models. A 10% adverse change in MTM of the underlyings would result in losses of approximately $73 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.

For our hedged positions, there are two categories of sensitivities. The first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $20 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in

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the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $9 million, assuming current CVA ratios remain unchanged.

The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would not result in a significant net gain or loss, assuming current CVA ratios remain unchanged.

The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $48 million.

A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strips, resulting from the sale of securitized assets, would result in a loss of approximately $21 million.

A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $ 102 million.

A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $147 million.

A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $4 million.

A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $15 million.

Note 3	Significant acquisitions and disposition

Investment in American Century Investments

On August 31, 2011, we completed our acquisition of a minority interest in American Century Investments (ACI), a U.S. asset management firm, for total cash consideration of $831 million (US$848 million). As a result of the transaction, we acquired JP Morgan Chase & Co.’s entire interest in ACI, which represents approximately 41 % of ACI's equity. In addition, we hold 10.1 % of ACI's voting rights and have nominated 2 directors to ACI's 10-person board.

Our equity investment in ACI is accounted for using the equity method and our share in the results of ACI is included in the Wealth Management strategic business unit (SBU) for the period subsequent to the acquisition.

Acquisition of Citi Cards Canada Inc.’s Canadian MasterCard portfolio

On September 1, 2010, we completed the acquisition of Citi Cards Canada Inc.’s (Citi) rights and obligations in respect of their Canadian MasterCard (MasterCard) portfolio for cash consideration of approximately $ 1.2 billion. The total portfolio consisted of approximately $2.3 billion of directly owned and securitized credit card receivables to Broadway Trust (Broadway), as well as certain other related assets. We purchased $811 million of directly owned credit card receivables. We also purchased $201 million of retained interests in securitized assets in the form of subordinated notes, $159 million of cash, and a customer relationship intangible asset of $46 million. We incurred $45 million of other liabilities as part of the purchase.

Broadway had $ 1.2 billion of sold receivables and approximately $ 100 million of cash. These assets were funded by $1.1 billion of externally issued senior notes and $0.2 billion of subordinated notes, as mentioned above.

Acquisition of CIT Business Credit Canada Inc.

On April 30, 2010, CIBC acquired from CIT Financial Ltd. (CIT) the 50% interest in CIT Business Credit Canada Inc. (CITBCC) that we did not already own. Total cash consideration was initially $306 million. Additional cash consideration of $4 million was later paid to CIT pursuant to the purchase agreement. The transaction has been accounted for using the purchase method and as a result, we fully consolidated CITBCC commencing April 30, 2010. Prior to that date, we accounted for our 50% interest using the proportionate consolidation method of accounting.

CITBCC’s results are reported within the Retail and Business Banking SBU.

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Investment in The Bank of N.T. Butterfield & Son Limited

On March 2, 2010, we invested $155 million (US$150 million) for a direct 22.5% common equity interest in The Bank of N.T. Butterfield & Son Limited (Butterfield). Pursuant to a rights offering, which closed on May 11, 2010, our direct investment decreased to $130 million (US$125 million) or 18.8%. We also invested $23 million (US$22 million) or 3.3% on March 2, 2010 indirectly through a private equity fund, which was reduced to $19 million (US$18 million) or 2.7% as a result of the rights offering. Our total ownership in Butterfield may decrease in the future under certain circumstances.

Our equity investment is accounted for using the equity method of accounting and our share in the results of Butterfield is included in the Corporate and Other reporting segment. We also nominated 2 out of 12 directors on Butterfield’s Board of Directors.

In addition, upon acquisition of our interest in 2010, we provided Butterfield with a senior secured credit facility for up to US$500 million. This facility was subsequently reduced to US$300 million at Butterfield’s request. The facility was terminated during the current year.

Sale of CIBC Mellon Trust Company’s Issuer Services business

Effective November 1, 2010, CIBC Mellon Trust Company (CMT), a 50/50 joint venture between CIBC and The Bank of New York Mellon, sold its Issuer Services business (stock transfer and ESPP services). As a result of the sale, CIBC recorded an after-tax gain of $37 million in the first quarter of 2011 which is net of estimated claw-back and post-closing adjustments that will be settled in the first quarter of 2012. CMT’s Issuer Services business results were reported in CIBC’s Corporate and Other reporting segment and the results of its operations were not considered significant to CIBC’s consolidated results.

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Note 4	Securities

	Residual term to contractual maturity
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2011 Total		2010 Total
$ millions, as at October 31	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$1,900	1.0%	$2,884	2.4%	$55	3.4%	$506	5.8%	$–	–%	$5,345	2.2%	$5,391	1.6%
Other Canadian governments	210	1.2	4,835	3.7	1,788	4.4	55	3.3	–	–	6,888	3.8	4,688	3.2
U.S. Treasury	3,393	0.1	241	2.1	27	2.9	–	–	–	–	3,661	0.2	3,348	0.3
Other foreign governments	2,514	1.6	774	3.9	163	7.4	186	6.1	–	–	3,637	2.6	3,281	3.1
Mortgage-backed securities(2)	154	2.4	2,927	2.6	121	3.4	583	0.9	–	–	3,785	2.3	4,727	2.6
Asset-backed securities	114	3.3	1,340	4.4	29	17.8	4	0.8	–	–	1,487	4.6	1,755	4.7
Corporate public debt	2,056	0.3	1,633	2.5	20	6.2	92	6.3	–	–	3,801	1.5	2,676	1.4
Corporate private debt	8	4.6	14	10.4	3	9.3	–	–	–	–	25	8.4	60	6.2
Total debt securities	10,349		14,648		2,206		1,426		–		28,629		25,926
Corporate public equity	–	–	–	–	–	–	–	–	114	4.5	114	4.5	113	4.5
Corporate private equity	5	5.0	–	–	–	–	5	6.0	459	–	469	0.1	582	0.1
Total equity securities	5		–		–		5		573		583		695
Total AFS securities	$10,354		$14,648		$2,206		$1,431		$573		$29,212		$26,621
Trading securities
Securities issued or guaranteed by:
Canadian federal government	$1,443		$1,461		$762		$600		$–		$4,266		$9,316
Other Canadian governments	480		1,188		807		914		–		3,389		2,646
U.S. Treasury and agencies	25		188		64		4		–		281		365
Other foreign governments	94		186		1		1		–		282		294
Mortgage-backed securities(3)	82		657		5		2		–		746		285
Asset-backed securities	276		75		72		375		–		798		1,684
Corporate public debt	415		384		214		188		–		1,201		1,059
Corporate public equity	–		3		–		–		21,831		21,834		12,908
Total trading securities	$2,815		$4,142		$1,925		$2,084		$21,831		$32,797		$28,557
FVO securities
Securities issued or guaranteed by:
Canadian federal government	$–		$–		$–		$–		$–		$–		$1,502
Other Canadian governments	–		–		–		46		–		46		46
U.S. Treasury and agencies	20		–		–		–		–		20		59
Mortgage-backed securities(4)	1,384		18,365		49		43		–		19,841		20,404
Asset-backed securities	–		–		–		73		–		73		205
Corporate public debt	–		–		84		–		–		84		214
Total FVO securities	$1,404		$18,365		$133		$162		$–		$20,064		$22,430
Total securities(5)	$14,573		$37,155		$4,264		$3,677		$22,404		$82,073		$77,608

(1)	Represents the weighted average yield, which is determined by applying the weighted average of the yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC) with amortized cost of $2,887 million (2010: $3,738 million) and fair value of $2,966 million (2010: $3,830 million); securities issued by Federal National Mortgage Association (Fannie Mae), having amortized cost of $12 million (2010: $18 million) and fair value of $12 million (2010: $18 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $656 million (2010: $711 million) and fair value of $657 million (2010: $714 million).

(3)	Includes securities backed by mortgages insured by the CMHC of $662 million (2010: $36 million).

(4)	Comprises securities backed by mortgages insured by the CMHC of $19.8 billion (2010: $20.3 billion); securities issued by Fannie Mae of nil (2010: $25 million); and securities issued by Ginnie Mae of $43 million (2010: $56 million).

(5)	Includes securities denominated in U.S. dollars with carrying value of $13.9 billion (2010: $14.2 billion) and securities denominated in other foreign currencies with carrying value of $672 million (2010: $799 million).

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Reclassification of financial instruments

In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement” and 3862 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to HTM and AFS in rare circumstances. In July 2009, amendments made to section 3855 resulted in the reclassification of these HTM securities to loans effective November 1, 2008. In the current year, we have not reclassified any securities.

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at October 31		2011		2010
	Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to HTM (currently in loans)	$3,961	$4,136	$5,525	$5,699
Trading assets previously reclassified to AFS	33	33	55	55
Total financial assets reclassified	$3,994	$4,169	$5,580	$5,754

$ millions, for the year ended October 31		2011	2010	2009
Net income (before taxes) recognized on securities reclassified
Gross income recognized in income statement		$68	$158	$284
Impairment write-downs		–	–	(100)
Funding related interest expense		(57)	(77)	(149)
		$11	$81	$35
Increase (decrease) in income (before taxes) if reclassification had not been made
On trading assets previously reclassified to HTM (currently in loans)		$(32)	$(185)	$(269)
On trading assets previously reclassified to AFS		4	(8)	(25)
		$(28)	$(193)	$(294)

During 2011 and 2010, there were no reclassifications of securities. The effective interest rates on trading securities previously reclassified to AFS ranged from 1 % to 12% in 2009 (2008: 3% to 13%) with expected recoverable cash flows of $145 million (2008: $1.2 billion) as of their reclassification date.

Fair value of AFS securities

$ millions, as at October 31				2011				2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$5,307	$45	$(7)	$5,345	$5,385	$8	$(2)	$5,391
Other Canadian governments	6,814	77	(3)	6,888	4,602	86	–	4,688
U.S. Treasury	3,653	8	–	3,661	3,343	5	–	3,348
Other foreign governments	3,607	40	(10)	3,637	3,251	47	(17)	3,281
Mortgage-backed securities	3,700	86	(1)	3,785	4,627	103	(3)	4,727
Asset-backed securities	1,462	25	–	1,487	1,758	34	(37)	1,755
Corporate public debt	3,801	18	(18)	3,801	2,659	18	(1)	2,676
Corporate public equity	115	8	(9)	114	114	8	(9)	113
Corporate private debt	25	–	–	25	52	9	(1)	60
Corporate private equity(1)	469	265	(15)	719	582	337	(9)	910
	$28,953	$572	$(63)	$29,462	$26,373	$655	$(79)	$26,949

(1)	Carried at cost on the consolidated balance sheet as these do not have quoted market values in an active market.

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For AFS securities where the fair value is less than the amortized cost, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

$ millions, as at October 31						2011						2010
		Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Securities issued or guaranteed by:
Canadian federal government	$4,255	$(7)	$–	$–	$4,255	$(7)	$2,483	$(2)	$–	$–	$2,483	$(2)
Other Canadian governments	1,076	(3)	–	–	1,076	(3)	758	–	–	–	758	–
U.S. Treasury	642	–	–	–	642	–	3,060	–	–	–	3,060	–
Other foreign governments	808	(10)	2	–	810	(10)	948	(17)	–	–	948	(17)
Mortgage-backed securities	123	(1)	158	–	281	(1)	588	(3)	–	–	588	(3)
Asset-backed securities	–	–	–	–	–	–	123	(37)	–	–	123	(37)
Corporate public debt	1,400	(18)	3	–	1,403	(18)	881	(1)	–	–	881	(1)
Corporate public equity	–	–	100	(9)	100	(9)	–	–	100	(9)	100	(9)
Corporate private debt	–	–	8	–	8	–	–	–	25	(1)	25	(1)
Corporate private equity	15	(4)	13	(11)	28	(15)	36	(6)	19	(3)	55	(9)
	$8,319	$(43)	$284	$(20)	$8,603	$(63)	$8,877	$(66)	$144	$(13)	$9,021	$(79)

As at October 31, 2011, the amortized cost of 179 AFS securities that are in a gross unrealized loss position (2010: 170 securities) exceeded their fair value by $63 million (2010: $79 million). The securities that have been in a gross unrealized loss position for more than a year include 20 AFS securities (2010: nine securities), with a gross unrealized loss of $20 million (2010: $13 million). We have determined that the unrealized losses on these AFS securities are temporary in nature.

The table below presents realized gains, losses and impairment write-downs on AFS securities.

$ millions, for the year ended October 31	2011	2010	2009
Realized gains(1)	$484	$510	$1,224
Realized losses(1)	(59)	(45)	(736)
Impairment write-downs
Debt securities	(4)	(22)	(122)
Equity securities	(14)	(43)	(91)
	$407	$400	$275

(1)	Corporate private equity securities amounting to $75 million (2010: $56 million; 2009: $32 million) carried at cost on the consolidated balance sheet were sold during the year, resulting in net realized gains of $197 million (2010: $52 million; 2009: $28 million).

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Note 5	Loans(1)(2)

$ millions, as at October 31						2011						2010
	Gross amount		Specific allowance	General allowance	Total allowance	Net total	Gross amount		Specific allowance	General allowance	Total allowance	Net total
Amortized cost
Residential mortgages	$99,559	(3)	$34	$12	$46	$99,513	$93,506	(3)	$30	$9	$39	$93,467
Personal(4)	34,842	(3)	211	275	486	34,356	34,335	(3)	224	293	517	33,818
Credit card	10,408	(5)	–	411	411	9,997	12,127	(5)	–	478	478	11,649
Business and government	41,545	(6)	384	320	704	40,841	37,561	(6)	377	309	686	36,875
	186,354		629	1,018	1,647	184,707	177,529		631	1,089	1,720	175,809
Trading(7)
Residential mortgages (Note 12)	44		–	–	–	44	62		–	–	–	62
Business and government (Note 12)	257		–	–	–	257	1,000		–	–	–	1,000
Designated at fair value
Business and government (Note 13)	10		–	–	–	10	21		–	–	–	21
	$186,665		$629	$1,018	$1,647	$185,018	$178,612		$631	$1,089	$1,720	$176,892

(1)	Loans are net of unearned income of $290 million (2010: $256 million).

(2)	Includes gross loans of $18.7 billion (2010: $18.7 billion) denominated in U.S. dollars and of $2.2 billion (2010: $2.7 billion) denominated in other foreign currencies.

(3)

Includes $48 million (2010: $16 million(*)) of residential mortgages and $3 million (2010: $2 million(*)) of personal loans in the Caribbean classified as performing that were previously subject to troubled-debt restructurings (TDRs).

(4)	Includes $169 million (2010: $210 million), including a non-recourse portion of nil (2010: $4 million), relating to loans provided to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of the total amount outstanding, $158 million (2010: $184 million) relate to individuals who are no longer employed by CIBC.

(5)	Includes $5 million (2010: nil) of card balances under a forbearance program which offers the cardholders a reduced interest rate that is below market for a limited time period.

(6)	Includes $75 million (2010: $46 million(*)) of performing business loans pertaining to TDR undertaken.

(7)	In 2011, we have reported trading loans carried at fair value separately. Previously these were classified as part of loans at amortized cost. Prior year information has been reclassified accordingly.

(*)	Restated.

Loan maturities

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	2011 Total
Residential mortgages	$10,930	$80,213	$5,682	$2,778	$99,603
Personal	13,219	20,977	269	377	34,842
Credit card	2,691	7,717	–	–	10,408
Business and government	18,012	14,624	5,987	3,189	41,812
	$44,852	$123,531	$11,938	$6,344	$186,665
Sensitivity of loans due after one year to changes in interest rates
Fixed interest rates		$50,153	$5,823	$1,098	$57,074
Floating interest rates		73,378	6,115	5,246	84,739
		$123,531	$11,938	$6,344	$141,813

Allowance for credit losses

Commencing the fourth quarter of 2009, interest income on credit card loans is only accrued where there is an expectation of receipt. Previously, interest income was accrued until the credit card loans were written off upon being 180 days in arrears or when notified of customer bankruptcy. This change resulted in a decrease in interest income and a decrease in provision for credit losses of approximately $14 million and $18 million, respectively, in 2009.

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Specific allowance

	Residential mortgages			Personal			Credit card			Business and government						Total specific allowance
$ millions, as at or for the year ended October 31	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011		2010		2009		2011	2010	2009
Balance at beginning of year	$ 30	$ 35	$ 36	$ 224	$ 258	$ 207	$ –	$ –	$ –	$ 377		$ 443		$ 200		$ 631	$ 736	$ 443
Provision for credit losses	19	10	10	265	309	364	478	624	646	163		258		392		925	1,201	1,412
Write-offs	(15)	(12)	(9)	(308)	(372)	(344)	(551)	(708)	(714)	(158	)(1)	(326	)(1)	(156	)(1)	(1,032)	(1,418)	(1,223)
Recoveries	–	–	–	27	27	25	73	84	68	12		12		28		112	123	121
Other	–	(3)	(2)	3	2	6	–	–	–	(10)		(10)		(21)		(7)	(11)	(17)
Balance at end of year	$ 34	$ 30	$ 35	$ 211	$ 224	$ 258	$ –	$ –	$ –	$ 384		$ 377		$ 443		$ 629	$ 631	$ 736
Comprises:
Loans	$ 34	$ 30	$ 35	$ 211	$ 224	$ 258	$ –	$ –	$ –	$ 384		$ 377		$ 442		$ 629	$ 631	$ 735
Letters of credit(2)	–	–	–	–	–	–	–	–	–	–		–		1		–	–	1
(1) Includes $7 million (2010: $56 million; 2009: no material write-offs) relating to troubled-debt restructuring. (2) Included in Other liabilities. General allowance

	Residential mortgages			Personal			Credit card			Business and government						Total general allowance
$ millions, as at or for the year ended October 31	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011		2010		2009		2011	2010	2009
Balance at beginning of year	$ 9	$ 7	$ 10	$ 293	$ 283	$ 286	$ 478	$ 549	$ 349	$ 373		$ 468		$ 435		$ 1,153	$ 1,307	$ 1,080
Provision for (reversal of) credit losses	3	2	(3)	(15)	14	7	(67)	(71)	200	(5)		(100)		33		(84)	(155)	237
Other	–	–	–	(3)	(4)	(10)	–	–	–	–		5		–		(3)	1	(10)
Balance at end of year	$ 12	$ 9	$ 7	$ 275	$ 293	$ 283	$ 411	$ 478	$ 549	$ 368		$ 373		$ 468		$ 1,066	$ 1,153	$ 1,307
Comprises:
Loans	$ 12	$ 9	$ 7	$ 275	$ 293	$ 283	$ 411	$ 478	$ 549	$ 320		$ 309		$ 386		$ 1,018	$ 1,089	$ 1,225
Undrawn credit facilities(1)	–	–	–	–	–	–	–	–	–	48		64		82		48	64	82

(1)	Included in Other liabilities.

Impaired loans

$ millions, as at October 31			2011			2010
	Gross amount	Specific allowance	Net total	Gross amount	Specific allowance	Net total
Residential mortgages	$ 452	$ 34	$ 418	$ 452	$ 30	$ 422
Personal	291	211	80	304	224	80
Business and government	1,102	384	718	1,080	377	703
Total impaired loans(1)(2)	$ 1,845	$ 629	$ 1,216	$ 1,836	$ 631	$ 1,205

(1)	Average balance of gross impaired loans for the year was $1,792 million (2010: $1,917 million).
(2)	Foreclosed assets of $52 million (2010: $63 million) were included in Other assets.

Contractually past due loans but not impaired

Contractually past due loans are loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans. Consumer overdraft balances past due less than 31 days have been excluded from the table below as the information is currently indeterminable.

$ millions, as at October 31	Less than 31 days	31 to 90 days	Over 90 days	2011 Total	2010 Total
Residential mortgages	$ 1,353	$ 459	$ 171	$ 1,983	$ 2,375
Personal(1)	474	115	30	619	659
Credit card	558	155	108	821	1,021
Business and government	137	92	27	256	555
	$ 2,522	$ 821	$ 336	$ 3,679	$ 4,610

(1)	Prior year information has been restated to conform to the presentation adopted in the current year.

142	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

As at October 31, 2011, the interest entitlements on loans classified as impaired totalled $122 million (2010: $128 million; 2009: $103 million), of which $36 million (2010: $42 million; 2009: $40 million) were in Canada and $86 million (2010: $86 million; 2009: $63 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $59 million (2010: $66 million; 2009: $105 million), of which $44 million (2010: $49 million; 2009: $59 million) was in Canada and $15 million (2010: $17 million; 2009: $46 million) was outside Canada.

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2011	2010	2009
Interest income	$10,099	$9,095	$9,297
Interest expense	3,749	2,891	3,903
Net interest income	6,350	6,204	5,394
Provision for credit losses	841	1,046	1,649
Net interest income after provision for credit losses	$5,509	$5,158	$3,745

Note 6	Securitizations and variable interest entities

Securitization

Residential mortgages

We securitize insured fixed- and variable-rate residential mortgages through the creation of National Housing Act (NHA) MBS. Under the Bank Act, where we originate non-conventional mortgages (loan-to-value ratio greater than 80%) the mortgagors must purchase mortgage insurance. Where we originate conventional mortgages, for this program we purchase portfolio mortgage insurance to cover against losses on default. Mortgage insurance covers incurred losses, including all reasonable legal and other direct costs incurred to recover the mortgage balance in the event of default.

Under the NHA MBS Program, as the issuer and servicer of the MBS, we are required to make timely payment of principal and interest regardless of whether we receive payment from the underlying mortgages. In the event of default on the part of the mortgagor, we submit an insurance claim to our insurer for the amount of principal and interest owed after the foreclosure and sale process of the mortgaged property.

Under the Canada Mortgage Bond program (CMB), sponsored by the CMHC, we sell MBS to a securitization trust. We have determined that we are not the primary beneficiary of the securitization trust and, therefore, do not consolidate the trust. We have also sold MBS directly to CMHC under the Government of Canada NHA MBS Auction program. Under the CMB program, the MBS are sold to a government-sponsored securitization trust that issues securities to investors. We also act as counterparty in interest rate swap agreements where we pay the securitization trust or CMHC the interest due to investors and receive the interest on the MBS.

We also securitize Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a QSPE. We have retained interest in those mortgages through the retention of the excess spread and provide a cash reserve account that is subordinate to the funding obligations applicable to the investors of the ABS. We are also the counterparty to interest rate swap agreements where we pay the QSPE the interest due to investors and receive a rate of interest derived from the coupon of the underlying mortgages. We also provide a liquidity facility to the QSPE.

Upon sale of these assets, a net gain or loss is recognized in Income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.

Commercial mortgages

We securitize commercial mortgages through a pass-through QSPE structure that results in ownership certificates held by various investors. We continue to service the mortgages. There were no commercial mortgage securitizations during the year.

CIBC 2011 ANNUAL REPORT	143

Consolidated financial statements

Credit card

We securitize credit card receivables to Cards II Trust (Cards II), a QSPE established to purchase a proportionate share of designated portfolios with the proceeds received from the securities issued by the QSPE. We also securitize credit card receivables to Broadway. Broadway is a QSPE established to purchase credit card receivables associated with explicitly identified individual accounts with the proceeds received from the securities issued by the QSPE. We are one of several underwriters that distribute the securities issued by the QSPEs.

In connection with the sale of credit card receivables to the QSPEs, we have retained interest-only strips, and subordinated and enhancement notes.

Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the QSPEs each period in order to replenish receivable amounts as credit card clients repay their balances. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided.

The following table summarizes our securitization and sales activity:

$ millions, for the year ended October 31		2011		2010		2009
	Residential mortgages	Credit card(1)(2)	Residential mortgages	Credit card(1)	Residential mortgages	Credit card(1)
Securitized(3)	$ 16,877	$ 2,313	$ 17,529	$ 1,799	$ 25,568	$ 54
Sold(3)	13,266	2,313	12,453	1,799	20,780	54
Cash proceeds(4)	13,281	2,313	12,532	1,799	20,744	54
Retained interests	529	1,715	505	146	1,073	54
Gain (loss) on sale, net of transaction costs	286	25	255	4	145	(1)
Retained interest assumptions (%)(5)
Weighted-average remaining life (in years)	2.8	0.2	3.1	0.2	3.6	0.2
Prepayment/payment rate	15.0–18.0	38.3	15.0–18.0	37.4–37.6	12.0–24.0	37.9
Internal rate of return	1.4–9.3	3.7	1.6–9.3	3.6–3.7	1.5–8.8	2.8
Expected credit losses	0.0–0.4	4.9	0.0–0.4	5.2–5.9	0.0–0.2	6.9

(1)	Reinvestment in revolving securitizations is not included.
(2)	During 2011, we sold and securitized $1.7 billion of credit card receivables and purchased all of the retained interests, in the form of notes, relating to the securitization.
(3)	Includes $309 million (2010: $409 million; 2009: $247 million) of uninsured fixed-rate mortgages securitized to a QSPE.
(4)	Certain prior year information has been restated to conform to the presentation adopted in the current year.
(5)	These retained interest assumptions are applicable only to interest-only strips.

The following table provides further details on our securitization exposures:

		Residential mortgages
$ millions, as at October 31		CMB/NHA auction program(1)	Prime and Near Prime/Alt-A program(2)	Credit card	Commercial mortgages
2011	Retained interests in securitized assets sold(3)	$ 886	$ 214	$ 2,089	$ 5
	Assets securitized and not sold	19,145	–	–	–
	Liquidity facilities(4)	–	754	–	–
2010	Retained interests in securitized assets sold(3)	$ 961	$ 331	$ 591	$ 5
	Assets securitized and not sold	19,651	–	–	–
	Liquidity facilities(4)	–	772	–	–

(1)	Includes balances related to CMB and Government of Canada NHA MBS Auction process and other CMHC and MBS programs. Credit losses are not expected as the mortgages are insured.
(2)	The Near-Prime/Alt-A mortgages have an average loss rate over the past five years of 43 basis points (2010: 37 basis points) and an average loan-to-value ratio of 74% (2010: 74%). Total assets in the QSPE were $962 million (2010: $1,019 million), which include $281 million (2010: $352 million) of Prime mortgages and $597 million (2010: $586 million) of Near-Prime/Alt-A mortgages.
(3)	Includes retained interest purchased subsequent to the initial securitization.
(4)	Net of investments in our securitization vehicles.

144	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

The following table summarizes the total assets of the QSPEs involved in the securitization and the classification of assets recorded on our consolidated balance sheet, relating to securitization of our own assets to QSPEs and VIEs:

$ millions, as at October 31			2011			2010
	Residential and commercial mortgages	Credit card	Total	Residential and commercial mortgages	Credit card	Total
Total assets of QSPEs(1)	$ 962	$ 5,789	$ 6,751	$ 1,019	$ 4,066	$ 5,085
On-balance sheet assets of QSPEs and VIEs
Securities
Trading	$ 83	$ 12	$ 95	$ 139	$ 25	$ 164
AFS	982	178	1,160	1,074	217	1,291
Loans	–	1,899	1,899	–	349	349
Other assets	27	–	27	59	–	59
	$ 1,092	$ 2,089	$ 3,181	$ 1,272	$ 591	$ 1,863

(1)	Excludes assets securitized through pass-through QSPE structure.

We also have a servicing liability of $112 million (2010: $126 million) related to residential mortgages securitization and a servicing liability of $20 million (2010: $12 million) related to credit card securitization.

The following table summarizes certain cash flows as a result of securitization activity:

$ millions, for the year ended October 31		2011		2010		2009
	Residential mortgages	Credit card	Residential mortgages	Credit card	Residential mortgages	Credit card
Proceeds from new securitizations	$ 13,281	$ 2,313	$ 12,532	$ 1,799	$ 20,744	$ 54
Proceeds reinvested in revolving securitizations	–	20,759	–	12,816	–	14,642
Servicing fees received	79	101	74	49	72	64
Cash flows received on interest-only strips and other	580	626	494	305	427	260

Key economic assumptions used in measuring the fair value of interest-only strips in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.

The sensitivities are hypothetical and should be viewed with caution, as changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the interest-only strips is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

$ millions, as at October 31		2011		2010
	Residential mortgages	Credit card	Residential mortgages	Credit card
Amortized cost of interest-only strips	$ 910	$ 34	$ 996	$ 15
Fair value of interest-only strips(1)	952	34	1,046	15
Weighted-average remaining life (in years)	2.5	0.2	2.3	0.2
Prepayment/payment rate	7.0–25.0%	18.2–38.9%(2)	7.0–25.0%	37.6%(2)
Impact on fair value of a 10% adverse change	(18)	(3)	(23)	(1)
Impact on fair value of a 20% adverse change	(36)	(5)	(46)	(2)
Expected credit losses	0.0–0.4%	4.4–8.8%	0.0–0.4%	5.2%
Impact on fair value of a 10% adverse change	(1)	(6)	(1)	(3)
Impact on fair value of a 20% adverse change	(1)	(12)	(1)	(6)
Residual cash flows discount rate (annual rate)	1.0–3.2%	3.6%	1.2–3.6%	3.7%
Impact on fair value of a 10% adverse change	(1)	–	(2)	–
Impact on fair value of a 20% adverse change	(2)	–	(4)	–

(1)	There were no write-downs of interest-only strips.
(2)	Monthly payment rate.

CIBC 2011 ANNUAL REPORT	145

Consolidated financial statements

The following table summarizes the loan principal, impaired and other past due loans, and net write-offs for total loans reported on our consolidated balance sheet and loans securitized:

$ millions, as at or for the year ended October 31			2011			2010
Type of loan	Total principal amount of loans	Impaired and other past due loans(1)	Net write-offs(2)	Total principal amount of loans	Impaired and other past due loans(1)	Net write-offs(2)
Residential mortgages	$ 150,210	$ 870	$ 19	$ 143,003	$ 934	$ 15
Personal	34,842	321	281	34,335	337	345
Credit card	15,758	179	744	15,924	143	756
Business and government(3)	42,172	1,129	146	39,019	1,100	314
Total loans reported and securitized(4)	242,982	2,499	1,190	232,281	2,514	1,430
Less: Loans securitized
Residential mortgages	50,607	247	4	49,435	268	3
Credit card	5,350	71	266	3,797	29	132
Business and government(3)	360	–	–	437	–	–
Total loans securitized	56,317	318	270	53,669	297	135
Total loans reported on the consolidated balance sheet	$ 186,665	$ 2,181	$ 920	$ 178,612	$ 2,217	$ 1,295

(1)	Other past due loans are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.
(2)	Represents write-offs in the current year net of recoveries on previously written-off loans.
(3)	Includes commercial mortgages and investment-grade loans.
(4)	Includes loans outstanding and loans that have been securitized, which we continue to manage.

Variable interest entities

We consolidate VIEs for which we are considered the primary beneficiary. During 2011, we determined that we were no longer the primary beneficiary to certain VIEs subsequent to the sale of our residual interest in these VIEs.

VIEs that are consolidated

The table below provides further details on the assets that support the obligations of the consolidated VIEs.

$ millions, as at October 31	2011	2010
Trading securities	$–	$818
AFS securities	66	85
Residential mortgages	46	62
Other assets	–	1
Total assets	$112	$966

Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements, or are a counterparty to a derivative transaction involving the VIE.

We are also considered the primary beneficiary of a limited partnership entity that purchases mortgages and MBS from CIBC parent bank. The limited partnership entity has assets of approximately $13.0 billion (2010: $9.8 billion).

In addition, we were considered the primary beneficiary for certain compensation trusts with assets of approximately $1 million (2010: $75 million), as represented by a nominal number of our common shares (2010: 1 million). Consequently, the consolidation of these trusts did not have a significant impact as both the assets (our common shares) and the liabilities (the obligation to deliver our common shares to the participants) of the trusts offset each other within Shareholders’ equity on the consolidated balance sheet.

VIEs that are not consolidated

As at October 31, 2011, we have interests in VIEs involved in the securitization of third-party assets, for which we are not considered the primary beneficiary, and thus, we do not consolidate these VIEs. These VIEs include several CIBC-sponsored conduits and CDOs for which we act as structuring and placement agents.

See Note 18 for details on CIBC Capital Trust, a trust wholly owned by CIBC.

We also have interests in securities issued by entities established by CMHC, Fannie Mae, Federal Home Loan Mortgage Corporation (Freddie Mac), Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).

146	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

CIBC-sponsored conduits

We sponsor several non-consolidated multi-seller conduits in Canada that purchase pools of financial assets from our clients and finance the purchases by issuing commercial paper to investors. Total assets of these non-consolidated conduits amounted to $1.3 billion (2010: $2.3 billion). Certain of our conduits hold commercial paper issued by our other conduits. The underlying collateral amounts totalled $1.3 billion (2010: $2.1 billion) and are included in the total assets. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of overcollateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored asset-backed commercial paper (ABCP) programs offered to external investors require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored ABCP programs. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.

We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.

We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits. Our direct investment in commercial paper issued by our sponsored conduits was $3 million (2010: $110 million). We also sponsor a single-seller conduit that provides funding to franchises of a major Canadian retailer. Total assets of this conduit amounted to $421 million (2010: $403 million). This conduit is financed through a three-year syndicated commitment facility totalling $475 million. We participated in the commitment facility for $95 million. As at October 31, 2011, we funded $77 million (2010: $72 million) through the issuance of bankers’ acceptances.

CIBC structured CDO vehicles

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.

Third-party structured vehicles – run-off

Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation, and flow trading which earned us a spread on matching positions.

Third-party structured vehicles – continuing

We have investments in third-party structured vehicles through our treasury and trading activities.

CIBC 2011 ANNUAL REPORT	147

Consolidated financial statements

Our on-balance sheet amounts and maximum exposure to loss relating to VIEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on VIE reference assets. The impact of CVA is not considered in the table below.

		CIBC- sponsored conduits	CIBC- structured CDO vehicles	Third-party structured vehicles
$ millions, as at October 31				Run-off	Continuing	Total
2011	On-balance sheet assets(1)
	Trading securities	$ 3	$ –	$ 558	$ 719	$ 1,280
	AFS securities	–	2	2	1,320	1,324
	FVO	–	–	–	73	73
	Loans	77	290	4,023	34	4,424
	Derivatives(2)	–	–	–	68	68
		$ 80	$ 292	$ 4,583	$ 2,214	$ 7,169
	On-balance sheet liabilities
	Derivatives(2)	$ –	$ 37	$ 1,545	$ 44	$ 1,626
		$ –	$ 37	$ 1,545	$ 44	$ 1,626
2010	On-balance sheet assets(1)
	Trading securities	$ 110	$ –	$ 621	$ 32	$ 763
	AFS securities	–	5	14	1,541	1,560
	FVO	–	9	–	205	214
	Loans	72	434	7,061	–	7,567
	Derivatives(2)	–	–	–	184	184
		$ 182	$ 448	$ 7,696	$ 1,962	$ 10,288
	On-balance sheet liabilities
	Derivatives(2)	$ –	$ 36	$ 1,084	$ 2	$ 1,122
		$ –	$ 36	$ 1,084	$ 2	$ 1,122

$ millions, as at October 31	2011	2010
Maximum exposure to loss, net of hedges
Maximum exposure to loss before hedge positions	$ 12,379	$ 17,318
Less: Notional of protection purchased or hedges relating to written credit derivatives, less gross receivable on those hedges	(3,292)	(3,824)
Carrying value of hedged securities and loans	(4,614)	(7,330)
	$ 4,473	$ 6,164

(1)	Excludes securities issued by, retained interest in, and derivatives with, entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae.
(2)	Comprises credit derivatives (written credit default swaps and total return swaps) under which we assume exposures and excludes all other derivatives.

148	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Note 7	Land, buildings and equipment

$ millions, as at or for the year ended October 31		Land and buildings(1)	Computer equipment	Office furniture and other equipment(2)	Leasehold improvements	Total
2011	Cost
	Balance at beginning of year	$ 1,203	$ 1,067	$ 697	$ 647	$ 3,614
	Net additions (disposals)	23	47	(14)	75	131
	Adjustments(3)	(16)	(1)	(2)	(2)	(21)
	Balance at end of year	$ 1,210	$ 1,113	$ 681	$ 720	$ 3,724
2010	Balance at end of year	$ 1,203	$ 1,067	$ 697	$ 647	$ 3,614
2011	Accumulated amortization
	Balance at beginning of year	$ 349	$ 839	$ 357	$ 409	$ 1,954
	Amortization	26	105	32	45	208
	Disposals	(9)	(61)	(29)	(19)	(118)
	Adjustments(3)	2	2	–	–	4
	Balance at end of year	$ 368	$ 885	$ 360	$ 435	$ 2,048
2010	Balance at end of year	$ 349	$ 839	$ 357	$ 409	$ 1,954
Net book value
	As at October 31, 2011	$ 842	$ 228	$ 321	$ 285	$ 1,676
	As at October 31, 2010	$ 854	$ 228	$ 340	$ 238	$ 1,660

(1)	Includes net book value of $162 million (2010: $165 million) relating to land and $333 million (2010: $351 million) relating to buildings for which we are deemed to have ownership for accounting purposes.
(2)	Includes $87 million (2010: $132 million) of work-in-progress not subject to amortization.
(3)	Includes foreign currency translation adjustments.

CIBC 2011 ANNUAL REPORT	149

Consolidated financial statements

Note 8	Goodwill, software and other intangible assets

Goodwill

We performed our annual impairment test on goodwill and other indefinite-lived intangible assets as at April 30, 2011. Based on our assessment, we determined that no impairment write-downs were required.

The changes in the carrying amount of goodwill allocated to each reporting unit are as follows:

$ millions, for the year ended October 31
Reporting units		Wealth Management	Capital markets(1)	CIBC FirstCaribbean(1)	Other	Total
2011	Balance at beginning of year	$ 879	$ 40	$ 927	$ 67	$ 1,913
	Acquisitions	–	–	–	2	2
	Dispositions	–	–	–	(1)	(1)
	Adjustments(2)	–	–	(21)	1	(20)
	Balance at end of year	$ 879	$ 40	$ 906	$ 69	$ 1,894
2010	Balance at beginning of year	$ 879	$ 72	$ 983	$ 63	$ 1,997
	Acquisitions	–	–	–	5	5
	Dispositions	–	(31)(3)	–	(1)	(32)
	Adjustments(2)	–	(1)	(56)	–	(57)
	Balance at end of year	$ 879	$ 40	$ 927	$ 67	$ 1,913

(1)	Capital markets and FirstCaribbean International Bank Limited (CIBC FirstCaribbean) reporting units are part of Wholesale Banking and Corporate and Other operating segments, respectively.
(2)	Includes foreign currency translation adjustments.
(3)	Includes disposition of a consolidated U.S. investment.

Software and other intangible assets

The changes in the carrying amount of indefinite-lived other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Contract based(1)	Brandname(2)	Total
2011	Balance at beginning and end of year	$ 116	$ 20	$ 136
2010	Balance at beginning of year	$ 116	$ 21	$ 137
	Adjustments(3)	–	(1)	(1)
	Balance at end of year	$ 116	$ 20	$ 136

(1)	Represents a combination of management contracts purchased as part of past acquisitions.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.
(3)	Includes foreign currency translation adjustments.

150	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software(1)	Core deposit intangibles(2)	Contract based(3)	Customer relationships(4)	Total
2011	Gross carrying amount
	Balance at beginning of year	$ 1,537	$ 249	$ 50	$ 161	$ 1,997
	Net acquisitions (dispositions)	171	–	–	18	189
	Adjustments(5)	(2)	(6)	–	–	(8)
	Balance at end of year	$ 1,706	$ 243	$ 50	$ 179	$ 2,178
2010	Gross carrying amount
	Balance at beginning of year	$ 1,544	$ 264	$ 64	$ 112	$ 1,984
	Net acquisitions (dispositions)	(1)	–	(14)	49	34
	Adjustments(5)	(6)	(15)	–	–	(21)
	Balance at end of year	$ 1,537	$ 249	$ 50	$ 161	$ 1,997
2011	Accumulated amortization
	Balance at beginning of year	$ 1,284	$ 110	$ 40	$ 90	$ 1,524
	Amortization	106	23	2	17	148
	Dispositions	(8)	–	–	–	(8)
	Adjustments(5)	(2)	(2)	–	–	(4)
	Balance at end of year	$ 1,380	$ 131	$ 42	$ 107	$ 1,660
2010	Accumulated amortization
	Balance at beginning of year	$ 1,242	$ 90	$ 40	$ 80	$ 1,452
	Amortization	129	26	3	10	168
	Dispositions	(82)	–	(3)	–	(85)
	Adjustments(5)	(5)	(6)	–	–	(11)
	Balance at end of year	$ 1,284	$ 110	$ 40	$ 90	$ 1,524
	Net book value
	As at October 31, 2011	$ 326	$ 112	$ 8	$ 72	$ 518
	As at October 31, 2010	$ 253	$ 139	$ 10	$ 71	$ 473

(1)	Includes $177 million (2010: $73 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.
(3)	Represents a combination of management contracts purchased as part of past acquisitions.
(4)	Represents customer relationships associated with the custody business and the intangible asset acquired as part of the MasterCard portfolio acquisition.
(5)	Includes foreign currency translation adjustments.

The total estimated amortization expense relating to finite-lived software and other intangible assets for each of the next five years is as follows:

$ millions
2012	108
2013	59
2014	38
2015	26
2016	19

Note 9	Other assets

$ millions, as at October 31	2011	2010
Accrued interest receivable	$ 691	$ 787
Accrued benefit asset (Note 21)	1,445	1,426
Brokers’ client accounts	290	406
Current income tax receivable	446	577
Future income tax asset (Note 22)	270	767
Other prepayments and deferred items	645	656
Cheques and other items in transit, net	382	674
Derivative collateral receivable	4,397	4,912
Accounts receivable	518	687
Other	415	408
	$ 9,499	$ 11,300

CIBC 2011 ANNUAL REPORT	151

Consolidated financial statements

Note 10	Deposits(1)(2)

$ millions, as at October 31	Payable on demand(3)	Payable after notice(4)	Payable on a fixed date(5)	2011 Total	2010 Total
Personal	$ 8,109	$ 66,149	$ 42,334	$ 116,592	$ 113,294
Business and government	32,171	15,862	86,603(6)	134,636	127,759
Bank	1,297	11	2,873	4,181	5,618
	$ 41,577	$ 82,022	$ 131,810	$ 255,409	$ 246,671
Comprised of:
Held at amortized cost				$ 253,886	$ 243,141
Designated at fair value (Note 13)				1,523	3,530
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$ 28,469	$ 27,675
In foreign offices				2,197	2,070
Interest-bearing deposits
In domestic offices				189,778	177,368
In foreign offices				34,388	39,115
U.S. federal funds purchased				577	443
				$ 255,409	$ 246,671

(1)	Includes deposits of $56.1 billion (2010: $54.1 billion) denominated in U.S. dollars and deposits of $6.0 billion (2010: $5.4 billion) denominated in other foreign currencies.
(2)	Net of own deposits purchased by CIBC of $935 million (2010: $648 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Includes covered bond deposits totalling $12.0 billion (2010: $6.4 billion) and $1.6 billion (2010: $1.6 billion) of Notes purchased by CIBC Capital Trust (see Note 18 for additional details).

Note 11	Other liabilities

$ millions, as at October 31	2011	2010
Accrued interest payable	$ 1,133	$ 1,336
Accrued benefit liability (Note 21)	739	749
Gold and silver certificates	300	415
Brokers’ client accounts	1,121	898
Derivative collateral payable	2,901	3,062
Other deferred items	236	255
Negotiable instruments	1,312	1,194
Current income tax liability	45	29
Future income tax liability (Note 22)	51	–
Accounts payable and accrued expenses	1,661	1,832
Other	2,324	2,802(1)
	$ 11,823	$ 12,572

(1)	Includes $604 million payable in respect of non-cumulative preferred shares (Series 19 and 23) redeemed on October 31, 2010. See Note 17 for additional details.

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Consolidated financial statements

Note 12	Trading activities

Trading income comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities other than derivatives, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on trading derivatives.

Trading income excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of operations.

The following tables present the assets and liabilities and income related to trading activities.

Trading assets and liabilities

$ millions, as at October 31		2011	2010
Assets
Debt securities(1)		$ 10,963	$ 15,649
Equity securities		21,834	12,908
Total securities (Note 4)		32,797	28,557
Residential mortgages (Note 5)(2)		44	62
Business and government loans (Note 5)(2)		257	1,000
Derivative instruments (Note 14)		24,562	22,034
		$ 57,660	$ 51,653
Liabilities
Obligations related to securities sold short		$ 10,274	$ 7,304
Derivative instruments (Note 14)(1)		25,904	22,809
		$ 36,178	$ 30,113
Income (loss) from trading activities
$ millions, for the year ended October 31	2011	2010	2009
Trading income (loss) consists of:
Interest income	$ 967	$ 495	$ 420
Interest expense	624	277	183
Net interest income	343	218	237
Non-interest income	(74)	603	(531)
	$ 269	$ 821	$ (294)
Trading income (loss) by product line:
Interest rates	$ 156	$ 162	$ 145
Foreign exchange	276	265	291
Equities	21	94	216
Commodities	43	33	44
Structured credit(3)	(227)	140	(1,038)
Other(3)	–	127	48
	$ 269	$ 821	$ (294)

(1)	Includes USRMM-related securities of $182 million (2010: $250 million) and derivative liabilities with notional of $1,223 million and fair value of $1,018 million (2010: notional of $1,445 million and fair value of $1,155 million), which are used to economically hedge a FVO liability with a fair value of $389 million (2010: $526 million) included in Note 13.
(2)	In 2011, we have reported trading loans carried at fair value separately. Previously these were classified as part of loans at amortized cost. Prior year information has been restated.
(3)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

CIBC 2011 ANNUAL REPORT	153

Consolidated financial statements

Note 13	Financial instruments designated at fair value

FVO financial instruments include the following instruments:

•	Certain securities and deposit liabilities hedged by derivatives such as interest rate swaps and seller swaps; and
•	Financial liabilities that have one or more embedded derivatives which significantly modify the cash flows of the host liability that are not bifurcated from the host instrument.

The following tables present the FVO assets and liabilities and their hedges, and the related income from these financial instruments on a portfolio basis. Net interest income arises from interest and dividends related to the FVO assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on the FVO assets and liabilities, related hedging derivatives and securities sold short.

FVO assets and liabilities

$ millions, as at October 31	2011	2010
FVO assets
Debt securities	$ 20,064	$ 22,430
Business and government loans(1) (Note 5)	10	21
	$ 20,074	$ 22,451
FVO liabilities
Business and government deposits(2)(3)	$ 1,523	$ 3,530
	$ 1,523	$ 3,530

(1)	The undrawn credit exposure related to FVO loans was nil for 2011 and 2010.
(2)	Included in business and government deposits is a limited recourse note of $389 million (2010: $526 million), which is hedged by USRMM-related securities of $182 million (2010: $250 million) that are classified as trading, and by derivative liabilities of $1,018 million (2010: $1,155 million). See Note 12 for additional details.
(3)	The carrying amount of FVO deposits would have been $2 million lower (2010: $6 million higher) had the deposits been carried on a contractual settlement amount.

Economic hedging assets and liabilities of FVO financial instruments

$ millions, as at October 31	2011	2010
Assets
Derivative instruments (Note 14)	$ 1,508	$ 492
	$ 1,508	$ 492
Liabilities
Derivative instruments (Note 14)	$ 2,821	$ 1,569
Obligations related to securities sold short	–	1,844
	$ 2,821	$ 3,413

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Consolidated financial statements

FVO and related hedges income (loss)

$ millions, for the year ended October 31				2011	2010	2009

Interest income				$ 369	$ 335	$ 525
Interest expense(1)				154	69	276

Net interest income				215	266	249

Non-interest income
FVO financial instruments				3	(291)	168
Economic hedges(2)				(137)	(332)	(201)

				(134)	(623)	(33)

				$ 81	$ (357)	$ 216

(1)    Includes $28 million (2010: $15 million; 2009: $10 million) on obligations related to securities sold short hedging the FVO financial instruments.

(2)    Comprises derivative instruments held to economically hedge FVO financial instruments.

The changes in the fair value of the FVO loans attributable to changes in credit risk are calculated by determining the credit spread implicit in the fair value of comparable bonds issued by the same entity or others with similar characteristics. The change in fair value attributable to changes in CIBC’s credit risk is calculated by reference to the change in the credit spread implicit in the fair value of CIBC’s deposits.

The following table presents the gains (losses) due to changes in the fair value of FVO financial instruments attributable to changes in the credit risk:

		For the year ended October 31			Cumulative for the period ended October 31(1)

$ millions	2011	2010	2009	2011	2010	2009

FVO loans	$ (1)	$–	$(29)	$ (2)	$ (1)	$ (27)
FVO loans, net of related hedges(2)	(1)	–	(8)	(2)	(1)	2
FVO deposits	–	(1)	(5)	–	(3)	(6)

(1)	Change in the fair value of FVO financial instruments, held by CIBC at the end of the reporting period, from the date they were designated as FVO.

(2)	Notional amounts of the derivatives hedging the credit risk on FVO loans was nil (2010: nil; 2009: $242 million).

Note 14	Derivative instruments

As explained in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2011			2010

	Assets	Liabilities	Assets		Liabilities

Trading (Note 12)	$24,562	$ 25,904	$22,034		$22,809
Designated accounting hedges (Note 15)	1,773	623	1,281	(2)	714
Economic hedges(1)
Economic hedges of FVO financial instruments (Note 13)	1,508	2,821	492		1,569
Other economic hedges	416	459	875	(2)	1,397

	$28,259	$ 29,807	$24,682		$26,489

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under the CICA handbook section 3865.

(2)	Restated.

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Consolidated financial statements

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions that are privately negotiated between CIBC and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are transacted and settled through a clearing house which acts as a central counterparty.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted in both OTC and exchange markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts, but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (CDS) and total return swaps (TRS).

CDS provide protection against the decline in value of a reference asset or group of assets as a result of specified credit events such as default or bankruptcy. CDS are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS in return for payment contingent on a credit event affecting the reference asset or group of assets. Settlement may be cash-based or physical, requiring the delivery of the reference asset or group of assets to the seller of the CDS.

In TRS contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns, such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

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Consolidated financial statements

Within our structured credit run-off portfolio, we hold purchased and sold protection on both single-name and index-reference obligations. These reference obligations include corporate debt, CDOs of residential mortgages, commercial mortgages, trust preferred securities, and CLOs. For both single-name and index CDS contracts, upon the occurrence of a credit event, under the terms of a CDS contract neither party to the CDS contract has recourse to the reference obligation. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference obligation at the time of settling the credit derivative contract.

In our structured credit run-off portfolio, we also have TRS on single-name reference obligations that are primarily CLOs. There is a regular payment calendar for the transfer of net returns. Where the reference asset is a security with a risk of default, the TRS agreement normally sets forth various payments and valuation steps required upon default. The TRS agreement may simply terminate and the parties exchange cash payments according to the value of the defaulted assets. There may be an exchange of cash with physical delivery of the defaulted assets. The total return payer may substitute another security for the defaulted one and continue the TRS arrangement. Collateral treatment is typically “full recourse,” meaning the total return receiver must post additional collateral if the asset value drops, or may withdraw collateral if the asset value increases.

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments.

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Consolidated financial statements

$ millions, as at October 31						2011		2010
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM	Trading	ALM
Interest rate derivatives
OTC
Forward rate agreements	$99,456	$21,942	$4	$121,402	$118,477	$2,925	$68,354	$3,471
Swap contracts	277,583	589,465	104,162	971,210	670,804	300,406	486,886	270,119
Clearing house settled swap contracts	3,625	13,096	7,241	23,962	23,962	–	–	–
Purchased options	1,891	6,852	2,838	11,581	11,496	85	12,452	347
Written options	3,141	7,419	2,796	13,356	10,804	2,552	16,682	1,710
	385,696	638,774	117,641	1,141,511	835,543	305,968	584,374	275,647
Exchange-traded
Futures contracts	34,671	7,994	–	42,665	38,438	4,227	27,427	1,036
Purchased options	24,233	–	–	24,233	24,233	–	26,980	–
Written options	29,466	–	–	29,466	29,466	–	33,811	–
	88,370	7,994	–	96,364	92,137	4,227	88,218	1,036
Total interest rate derivatives	474,066	646,768	117,041	1,237,875	927,680	310,195	672,592	276,683
Foreign exchange derivatives
OTC
Forward contracts	128,053	7,957	201	136,211	121,300	14,911	107,299	8,450
Swap contracts	25,856	74,574	25,525	125,955	114,803	11,152	85,995	7,433
Purchased options	8,128	1,238	109	9,475	9,450	25	13,566	77
Written options	7,784	704	78	8,566	8,470	96	11,880	79
	169,821	84,473	25,913	280,207	254,023	26,184	218,740	16,039
Exchange-traded
Futures contracts	20	–	–	20	20	–	33	–
Total foreign exchange derivatives	164,841	84,473	25,913	280,227	254,043	26,184	218,773	16,039
Credit derivatives
OTC
Total return swap contracts – payable	–	2,612	–	2,612	2,612	–	2,982	–
Credit default swap contracts – purchased	–	10,434	5,306	15,740	15,655	85	22,149	1,206
Credit default swap contracts – written	104	2,315	5,223	7,642	7,642	–	12,080	–
Total credit derivatives	104	15,361	10,529	25,994	25,909	85	37,211	1,206
Equity derivatives(1)
OTC	21,884	2,445	74	24,403	23,739	664	16,057	532
Exchange-traded	3,431	422	–	3,853	3,853	–	8,699	–
Total equity derivatives	25,315	2,867	74	28,256	27,592	664	24,756	532
Precious metal derivatives(1)
OTC	1,906	–	–	1,906	1,906	–	513	–
Exchange-traded	231	26	–	257	257	–	19	–
Total precious metal derivatives	2,137	26	–	2,163	2,163	–	532	–
Other commodity derivatives(1)
OTC	3,591	4,583	225	8,399	8,399	–	6,878	–
Exchange-traded	7,363	3,974	2	11,339	11,339	–	6,303	–
Total other commodity derivatives	10,954	8,557	227	19,738	19,738	–	13,181	–
	$682,417	$758,052	$153,784	$1,594,253	$1,257,125	$337,128	$967,045	$294,460

(1)	Comprises forwards, futures, swaps, and options.

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The following table provides the fair value of derivative instruments by term to maturity.

$ millions, as at October 31				2011	2010
	Less than 1 year	1 to 5 years	Over 5 years(1)	Total fair value	Total fair value
Derivative assets	$4,146	$11,569	$12,544	$28,259	$24,682
Derivative liabilities	4,789	12,798	12,220	29,807	26,489

(1)	CVA is included in over 5 years maturity.

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivative instruments, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.

Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading income. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of OTC derivatives by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, central counterparties (clearing houses), collateral and other credit mitigation techniques.

We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivative activities. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty in an event of default. A number of these agreements also provide for the exchange of collateral between parties in the event that the MTM value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used to help contain the build-up of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, which assumes the obligations of both counterparties and guarantees their performance. Similarly, credit risk on clearing house settled swap contracts is limited as these transactions are novated to the clearing house, which acts as a central counterparty and assumes the obligations of the original counterparty. All exchange-traded and clearing house settled contracts are subject to initial margin and to daily settlement of variation margins designed to protect participants from losses incurred due to a counterparty default. Written CDS in general have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written CDS will, however, have some credit risk to the extent of any unpaid premiums.

The following table summarizes our credit exposure arising from derivative instruments, except for those that are traded on an exchange or are clearing house settled which are subject to daily margining requirements. The calculation of the risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

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Consolidated financial statements

$ millions, as at October 31					2011					2010

	Current replacement cost(1)			Credit equivalent	Risk- weighted	Current replacement cost(1)			Credit equivalent	Risk- weighted
	Trading	ALM	Total	amount(2)	amount	Trading	ALM	Total	amount(2)	amount

Interest rate derivatives
Forward rate agreements	$171	$–	$171	$59	$7	$55	$–	$55	$49	$9
Swap contracts	16,468	3,003	19,471	4,664	1,373	13,522	2,299	15,821	4,154	1,120
Purchased options	422	10	432	66	20	494	27	521	91	26

	17,061	3,013	20,074	4,789	1,400	14,071	2,326	16,397	4,294	1,155

Foreign exchange derivatives
Forward contracts	1,654	83	1,737	1,364	296	1,501	23	1,524	1,291	235
Swap contracts	3,655	580	4,235	3,489	770	3,662	256	3,918	2,985	626
Purchased options	97	–	97	102	32	227	–	227	113	36

	5,406	663	6,069	4,955	1,098	5,390	279	5,669	4,389	897

Credit derivatives(1)
Total return swap contracts – payable	–	–	–	–	–	–	–	–	73	49
Credit default swap contracts – purchased	1,021	–	1,021	1,015	613	1,341	–	1,341	2,215	2,016
Credit default swap contracts – written(3)	–	–	–	–	–	–	–	–	10	4

	1,021	–	1,021	1,015	613	1,341	–	1,341	2,298	2,069

Equity derivatives(4)	280	21	301	629	47	468	40	508	648	250

Precious metal derivatives(4)	55	–	55	39	13	25	–	25	13	6

Other commodity derivatives(4)	401	–	401	739	242	460	–	460	703	219

	24,224	3,697	27,921	12,166	3,413	21,755	2,645	24,400	12,345	4,596
Less: effect of master netting agreements	(20,728)	–	(20,728)	–	–	(16,967)	–	(16,967)	–	–

	$3,496	$3,697	$7,193	$12,166	$3,413	$4,788	$2,645	$7,433	$12,345	$4,596

(1)	Exchange-traded and clearing house settled instruments with a replacement cost of $338 million (2010: $279 million) are excluded in accordance with the guidelines of OSFI. Written ALM credit derivatives are treated as guarantee commitments; bought ALM credit derivatives meeting the hedge effectiveness criteria under Basel II are treated as credit risk mitigation with no counterparty credit risk charge; and bought ALM credit derivatives not meeting the hedge effectiveness criteria under Basel II receive a counterparty credit risk charge.

(2)	Sum of current replacement cost and potential credit exposure, adjusted for the impact of collateral amounting to $2,262 million (2010: $2,261 million). The collateral comprises cash of $1,988 million (2010: $2,136 million) and government securities of $274 million (2010: $125 million).

(3)	The amount represents the fair value of contracts for which fees are received over the life of the contracts.

(4)	Comprises forwards, swaps, and options.

CVA

A CVA is determined using the fair value-based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

Financial guarantors

Contracts we have with financial guarantors are primarily credit derivatives. Fair value-based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value-based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market-observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a loss of $3 million (2010: gain of $703 million; 2009: loss of $1.1 billion) against our receivables from financial guarantors. Separately, we recorded a net loss of $100 million (2010: net loss of $341 million; 2009: net gain of $163 million) on terminations and maturity of contracts with financial guarantors during the year. The fair value of derivative contracts with financial guarantors, net of CVA, was $477 million (2010: $734 million).

Non-financial guarantors

Our methodology in establishing CVA against other derivative counterparties is also calculated using a fair value-based exposure measure. We use market-observed credit spreads or proxies, as appropriate. During the year, we recorded a gain of $3 million (2010: gain of $27 million; 2009: a loss of $49 million) on our receivables from non-financial guarantors derivative counterparties.

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Note 15	Designated accounting hedges

The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of operations:

$ millions, for the year ended October 31	2011	2010	2009
Fair value hedges(1)	$15	$20	$85
Cash flow hedges(2)(3)	(1)	(11)	(5)

(1)	Recognized in Net interest income.

(2)	Recognized in Non-interest income – Other and Non-interest expenses – Other.

(3)	Includes NIFO hedges.

Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value, cash flow, and NIFO hedging activities are included in the consolidated statement of operations, and are not significant for the years ended October 31, 2011, 2010, and 2009.

The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31			2011					2010

	Derivatives notional			Derivatives notional
		Carrying value				Carrying value

	amount	Positive	Negative	amount		Positive		Negative

Fair value hedges	$ 95,221	$1,696	$ 602	$ 84,298		$1,240		$ 696
Cash flow hedges	2,948	33	21	8,267	(1)	36	(1)	18
NIFO hedges	1,022	44	–	1,367	(1)	5		–

	$ 99,191	$1,773	$ 623	$ 93,932		$1,281		$ 714

(1)	Restated.

In addition, foreign currency denominated deposit liabilities of $54 million (2010: $62 million) and $2.3 billion (2010: $659 million) have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.

CIBC 2011 ANNUAL REPORT	161

Consolidated financial statements

Note 16	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including our net investment in foreign operations) or is combined with cross-currency swaps to provide funding on a cost-effective basis and to manage currency risk. All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at October 31									2011		2010
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada yield Price(1) and par	At par		Denominated in foreign currency	Par value	Carrying value(2)	Par value	Carrying value(2)
9.65		October 31, 2014		November 1, 1999				$250	$311	$250	$325
4.55	(3)	March 28, 2016		March 28, 2006	March 28, 2011	(4)		–	–	1,080	1,093
Fixed	(5)	March 23, 2017			September 23, 2012		TT$195 million	30	30	32	32
Floating	(6)	June 22, 2017			June 22, 2012		€200 million	276	276	284	284
5.15	(7)	June 6, 2018		June 6, 2008	June 6, 2013			550	554	550	557
4.11	(8)	April 30, 2020		April 30, 2010	April 30, 2015	(9)		1,100	1,100	1,100	1,100
3.15	(10)	November 2, 2020			November 2, 2015			1,500	1,500	–	–
6.00	(11)	June 6, 2023		June 6, 2008	June 6, 2018			600	600	600	600
8.70		May 25, 2029	(12)					25	43	25	42
11.60		January 7, 2031		January 7, 1996				200	200	200	200
10.80		May 15, 2031		May 15, 2021				150	150	150	150
8.70		May 25, 2032	(12)					25	44	25	43
8.70		May 25, 2033	(12)					25	45	25	43
8.70		May 25, 2035	(12)					25	46	25	44
Floating	(13)	July 31, 2084			July 27, 1990		US$169 million(14)	168	168	202	202
Floating	(15)	August 31, 2085			August 20, 1991		US$67 million	66	66	68	68
								4,990	5,133	4,616	4,783
Subordinated debt sold short (held) for trading purposes								5	5	(10)	(10)
								$4,995	$5,138	$4,606	$4,773

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.

(3)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.00% above the three-month Canadian dollar bankers’ acceptance rate.

(4)	On this date, we redeemed the outstanding principal amount plus interest accrued to the redemption date.

(5)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on March 23, 2007 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean International Bank Limited, and guaranteed on a subordinated basis by FirstCaribbean International Bank Limited. Interest rate is fixed for the first two years at 7.90%; then fixed for the next three years at 8.15%; thereafter fixed at 8.75% for the remaining tenor. FirstCaribbean International Bank (Trinidad & Tobago) Limited may redeem all or a portion of the notes on, but not after September 23, 2012 by repaying the principal amount plus a penalty of 0.50% of the principal amount of the notes being redeemed.

(6)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month Euribor plus 0.20% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month Euribor plus 0.70%.

(7)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.30% above the three-month Canadian dollar bankers’ acceptance rate.

(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.90% above the three-month Canadian dollar bankers’ acceptance rate.

(9)	CIBC’s ability to redeem prior to this date is subject to our receipt of notice or advice from OSFI that the Debentures no longer qualify as Tier 2 capital.

(10)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.27% above the three-month Canadian dollar bankers’ acceptance rate.

(11)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.50% above the three-month Canadian dollar bankers’ acceptance rate.

(12)	Not redeemable prior to maturity date.

(13)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(14)	US$30 million ($29 million) of this issue was repurchased and cancelled during the year.

(15)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

162	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Note 17	Common and preferred share capital and preferred share liabilities

Common shares

CIBC is authorized to issue an unlimited number of common shares without nominal or par value, provided that, the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.

Preferred shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

Outstanding shares and dividends and interest paid

$ millions, except number of shares and per share amounts, as at or for the year ended October 31						2011						2010						2009

	Shares outstanding			Dividends paid			Shares outstanding			Dividends paid			Shares outstanding			Dividends paid

	Number of shares	Amount		Amount		$ per share	Number of shares	Amount		Amount		$ per share	Number of shares	Amount		Amount		$ per share

Common shares(1)	400,534,211	$7,376		$1,391		$3.51	392,738,700	$6,804		$1,350		$ 3.48	383,981,867	$ 6,241		$1,328		$3.48

Class A Preferred Shares
Classified as equity
Series 18	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$ 1.38	12,000,000	$ 300		$16		$1.38
Series 26	10,000,000	250		14		1.44	10,000,000	250		14		1.44	10,000,000	250		14		1.44
Series 27	12,000,000	300		17		1.40	12,000,000	300		17		1.40	12,000,000	300		17		1.40
Series 28(2)	–	–	(3)	–	(3)	0.04	2,000	–	(3)	–	(3)	0.08	2,000	–	(3)	–	(3)	0.08
Series 29	13,232,342	331		18		1.35	13,232,342	331		18		1.35	13,232,342	331		18		1.35
Series 30(4)	–	–		15		0.90	16,000,000	400		19		1.20	16,000,000	400		19		1.20
Series 31	18,000,000	450		21		1.18	18,000,000	450		21		1.18	18,000,000	450		21		1.18
Series 32	12,000,000	300		14		1.13	12,000,000	300		14		1.13	12,000,000	300		14		1.13
Series 33	12,000,000	300		16		1.34	12,000,000	300		16		1.34	12,000,000	300		18		1.53
Series 35	13,000,000	325		21		1.63	13,000,000	325		21		1.63	13,000,000	325		16		1.19
Series 37	8,000,000	200		13		1.63	8,000,000	200		13		1.63	8,000,000	200		9		1.06

		$2,756		$165				$3,156		$169				$ 3,156		$162

	Shares outstanding			Interest paid			Shares outstanding			Interest paid			Shares outstanding			Interest paid

	Number of shares	Amount		Amount		$ per share	Number of shares	Amount		Amount		$ per share	Number of shares	Amount		Amount		$ per share

Class A Preferred Shares
Classified as liabilities
Series 19(5)	–	$–		$–		$–	–	$–		$10		$ 1.24	8,000,000	$ 200		$10		$1.24
Series 23(5)	–	–		–		–	–	–		21		1.33	16,000,000	400		21		1.33

		$–		$–				$–		$31				$ 600		$31

Total preferred shares		$2,756		$165				$3,156		$200				$ 3,756		$193

(1)	Includes treasury shares.

(2)	On April 28, 2011, we redeemed all 2,000 of the remaining outstanding Non-cumulative Class A Series 28 Preferred Shares with a par value of $10 each at a redemption price of $10.00 per share for cash.

(3)	Due to rounding.

(4)	On July 31, 2011, we redeemed all of our 16 million Non-cumulative Class A Series 30 Preferred Shares with a par value of $25 each at a redemption price of $25.75 per share.

(5)	On October 31, 2010, we redeemed and legally extinguished these non-cumulative preferred shares. Other liabilities (Note 11) included $604 million in respect of principal and premium amounts payable to holders. The payment was made on November 1, 2010.

CIBC 2011 ANNUAL REPORT	163

Consolidated financial statements

Preferred share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Class A Preferred Shares Series 18, and 26 through 32, are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.

Class A Preferred Shares Series 26, 27 and 29 provide CIBC with the right to convert the shares to common shares. We have irrevocably renounced by way of a deed poll, our right to convert these shares into common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 non-viability contingent capital Advisory issued by OSFI. We have provided an undertaking to OSFI that we will immediately exercise our right to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. All other Class A Preferred Shares are not convertible into common shares.

Non-cumulative Rate Reset Class A Preferred Shares Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.

Series 33 shares pay an initial dividend yield of 5.35% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 2.18%.

Series 34 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 2.18%.

Series 33 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 34 shares may be redeemed on or after July 31, 2019. All redemptions are subject to regulatory approval as required.

Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014.

Series 35 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until April 30, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.47%.

Series 36 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.47%.

Series 35 shares may be redeemed on April 30, 2014 and every five years thereafter. Series 36 shares may be redeemed on or after April 30, 2019. All redemptions are subject to regulatory approval as required.

Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.

Series 37 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.33%.

Series 38 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.33%.

Series 37 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 38 shares may be redeemed on or after July 31, 2014. All redemptions are subject to regulatory approval as required.

164	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Terms of Class A Preferred Shares

(Outstanding as at October 31, 2011)	Quarterly dividends per share(1)	Specified redemption date	Cash redemption price per share
Series 18	$ 0.343750	October 29, 2012	$ 25.00
Series 26	$ 0.359375	April 30, 2008	$ 26.00
		April 30, 2009	25.75
		April 30, 2010	25.50
		April 30, 2011	25.25
		April 30, 2012	25.00
Series 27	$ 0.350000	October 31, 2008	$ 26.00
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00
Series 29	$ 0.337500	May 1, 2010	$ 26.00
		May 1, 2011	25.75
		May 1, 2012	25.50
		May 1, 2013	25.25
		May 1, 2014	25.00
Series 31	$ 0.293750	January 31, 2012	$ 26.00
		January 31, 2013	25.75
		January 31, 2014	25.50
		January 31, 2015	25.25
		January 31, 2016	25.00
Series 32	$ 0.281250	April 30, 2012	$ 26.00
		April 30, 2013	25.75
		April 30, 2014	25.50
		April 30, 2015	25.25
		April 30, 2016	25.00
Series 33	$ 0.334375	July 31, 2014	$ 25.00
Series 35	$ 0.406250	April 30, 2014	$ 25.00
Series 37	$ 0.406250	July 31, 2014	$ 25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2011		2010		2009
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of year	392,738,700	$6,804	383,981,867	$6,241	380,804,829	$6,063
Issuance pursuant to:
Stock option plans	1,242,462	79	1,943,577	88	983,705	41
Shareholder Investment Plan(1)	5,501,553	411	6,036,805	419	2,201,944	137
Employee Share Purchase Plan(2)	1,090,096	85	775,251	56	–	–
	400,572,811	7,379	392,737,500	6,804	383,990,478	6,241
Net treasury shares	(38,600)	(3)	1,200	–	(8,611)	–
Balance at end of year	400,534,211	$7,376	392,738,700	$6,804	383,981,867	$6,241

(1)	Effective July 2009, participants in the Shareholder Investment Plan (the Plan) receive a 3% discount from the average market price on the reinvested dividends in additional common shares. Commencing with dividends paid on April 28, 2011, the shares were issued at a 2% discount.

(2)	Effective February 2010, employee contributions to our Canadian ESPP have been used to purchase common shares issued from Treasury.

Common shares reserved for issue

As at October 31, 2011, 10,691,669 common shares (2010: 11,934,131) were reserved for future issue pursuant to stock option plans.

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would

CIBC 2011 ANNUAL REPORT	165

Consolidated financial statements

cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.

We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, or its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 18.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Capital

Objectives, policies, and procedures

Our objective is to employ a strong and efficient capital base. We manage capital in accordance with policies established by the Board of Directors. These policies relate to capital strength, capital mix, dividends, return on capital, and the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, and capital is monitored continuously for compliance.

Each year, a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives, and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate.

There were no significant changes made in the objectives, policies, and procedures during the year.

Regulatory requirements

Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolved from the Basel II framework of risk-based capital standards developed by the Bank for International Settlements (BIS).

Current Basel II standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively. During the year, we have complied in full with all of our regulatory capital requirements.

The regulatory capital framework will be revised in the coming years. Effective the first quarter of fiscal 2012, banks are required to implement the series of guidelines issued by the BIS in July 2009 related to market risk and the areas of securitization and resecuritization. Effective January 1, 2013, banks will commence implementing the Basel III regulatory framework developed by the BIS to strengthen the resilience of the banking sector.

Regulatory capital and ratios

Regulatory capital consists of Tier 1 and Tier 2 capital.

Tier 1 capital comprises common shares excluding short trading positions in our own shares, retained earnings, preferred shares, innovative capital instruments, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill and gains on sale of applicable securitized assets are deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible general allowance. Both Tier 1 and Tier 2 capital are subject to certain deductions on a 50/50 basis, including substantial investments. Investment in insurance activities continues to be deducted 100% from Tier 2 capital in accordance with OSFI’s transition rules.

Our capital ratios and assets-to-capital multiple are as follows:

$ millions, as at October 31	2011		2010
Capital
Tier 1 capital	$16,208		$14,851
Total regulatory capital	20,287		18,966
Risk-weighted assets
Credit risk	$90,110		$86,782
Market risk	1,646		1,625
Operational risk	18,212		18,256
Total risk-weighted assets	$109,968		$106,663
Capital ratios
Tier 1 capital ratio	14.7%		13.9%
Total capital ratio	18.4%		17.8%
Assets-to-capital multiple	16.0	x	17.0	x

166	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Note 18	Capital Trust securities

On March 13, 2009, CIBC Capital Trust (the Trust), a trust wholly owned by CIBC and established under the laws of the Province of Ontario, issued $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108 (collectively, the Notes). The proceeds were used by the Trust to purchase senior deposit notes from CIBC. The Trust is a VIE not consolidated by CIBC; the Notes issued by the Trust are therefore not reported on the consolidated balance sheet. The senior deposit notes issued to the Trust are reported as Deposits – business and government on the consolidated balance sheet.

The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should the Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against the Trust.

CIBC Tier 1 Notes – Series A will pay interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019,

and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes – Series B will pay interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.

According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital. Subject to the approval of OSFI, the Trust may, in whole or in part, on the redemption dates specified in the table below, and on any date thereafter, redeem the CIBC Tier 1 Notes – Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, the Trust may redeem all, but not part of, the CIBC Tier 1 Notes – Series A or Series B prior to the earliest redemption date specified in the table below without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

In February 2011, OSFI issued advisories confirming the adoption of Basel III in Canada and clarifying the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. With the adoption of Basel III, innovative capital instruments such as the CIBC Tier 1 Notes will be viewed as non-qualifying capital instruments. We expect to exercise our regulatory event redemption rights in fiscal 2022 in respect of the $300 million CIBC Tier 1 Notes – Series B.

The table below presents the significant terms and conditions of the Notes. As at October 31, 2011, we held $1 million in short trading positions (2010: $1 million in long trading positions) of Tier 1 Notes – Series B:

$ millions, as at October 31
				Earliest redemption dates		Principal amount
Issue	Issue date	Interest payment dates	Yield	At greater of Canada Yield Price(1) and par	At par	2011	2010
CIBC Capital Trust –
Tier 1 Notes
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,300
Series B	March 13, 2009	June 30, December 31	10.25%	June 30, 2014	June 30, 2039	300	300

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes – Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes – Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

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Consolidated financial statements

Note 19	Interest rate sensitivity

The table below details our exposure to interest rate risk resulting from the mismatch, or gap, between financial assets, liabilities, and off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions. Weighted-average effective yields are based on the earlier of contractual repricing date or maturity date of the underlying instrument.

We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below under structural assumptions.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
$ millions, as at October 31		Immediately rate sensitive	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Not interest rate sensitive	Total
2011	Assets
	Cash and deposits with banks	$–	$4,144	$298	$–	$–	$1,855	$6,297
	Effective yield		1.13%	1.31%
	Trading securities	–	967	1,936	4,056	4,008	21,830	32,797
	Effective yield		2.98%	2.27%	2.88%	4.19%
	AFS securities	–	11,060	4,667	10,373	2,539	573	29,212
	Effective yield		1.14%	1.94%	2.87%	4.61%
	FVO securities	–	8,314	1,855	9,702	193	–	20,064
	Effective yield		1.17%	2.53%	1.93%	6.32%
	Securities borrowed or purchased under resale agreements	–	27,840	–	–	–	–	27,840
	Effective yield		0.95%	–%
	Loans	103,419	17,621	18,410	40,704	2,278	2,586	185,018
	Effective yield		2.87%	4.46%	4.16%	5.03%
	Other	–	32,799	–	–	–	19,672	52,471
	Structural assumptions	(7,139)	802	2,756	5,634	–	(2,053)	–
	Total assets	$96,280	$103,547	$29,922	$70,469	$9,018	$44,463	$353,699
	Liabilities and shareholders’ equity
	Deposits	$92,853	$52,770	$37,255	$37,658	$4,039	$30,834	$255,409
	Effective yield		1.01%	1.76%	2.82%	5.61%
	Obligations related to securities sold short	–	320	415	3,205	3,099	3,277	10,316
	Effective yield		0.62%	0.86%	1.12%	1.97%
	Obligations related to securities lent or sold under repurchase agreements	–	14,306	–	–	–	–	14,306
	Effective yield		0.76%	–
	Subordinated indebtedness	–	444	97	3,469	1,128	–	5,138
	Effective yield		1.33%	2.98%	4.36%	8.06%
	Other	–	33,571	600	825	621	32,913	68,530
	Structural assumptions	(20,415)	5,249	18,878	23,024	–	(26,736)	–
	Total liabilities and shareholders’ equity	$72,438	$106,660	$57,245	$68,181	$8,887	$40,288	$353,699
	On-balance sheet gap	$23,842	$(3,113)	$(27,323)	$2,288	$131	$4,175	$–
	Off-balance sheet gap(1)	–	(33,242)	26,922	6,384	(64)	–	–
	Total gap	$23,842	$(36,355)	$(401)	$8,672	$67	$4,175	$–
	Total cumulative gap	$23,842	$(12,513)	$(12,914)	$(4,242)	$(4,175)	$–	$–
	Gap by currency
	On-balance sheet gap
	Canadian currency	$25,943	$(20,489)	$(26,764)	$14,529	$698	$6,083	$–
	Foreign currencies	(2,101)	17,376	(559)	(12,241)	(567)	(1,908)	–
	Total on-balance sheet gap	$23,842	$(3,113)	$(27,323)	$2,288	$131	$4,175	$–
	Off-balance sheet gap(1)
	Canadian currency	$–	$(14,278)	$22,865	$(7,204)	$(1,383)	$–	$–
	Foreign currencies	–	(18,964)	4,057	13,588	1,319	–	–
	Total off-balance sheet gap	$–	$(33,242)	$26,922	$6,384	$(64)	$–	$–
	Total gap	$23,842	$(36,355)	$(401)	$8,672	$67	$4,175	$–
2010	Gap by currency
	On-balance sheet gap
	Canadian currency	$19,030	$(15,413)	$(13,657)	$10,991	$(101)	$(850)	$–
	Foreign currencies	(2,384)	6,855	(420)	(4,510)	191	268	–
	Total on-balance sheet gap	$16,646	$(8,558)	$(14,077)	$6,481	$90	$(582)	$–
	Off-balance sheet gap(1)
	Canadian currency	$–	$(4,842)	$12,584	$(7,253)	$(489)	$–	$–
	Foreign currencies	–	(4,970)	(116)	4,911	175	–	–
	Total off-balance sheet gap	$–	$(9,812)	$12,468	$(2,342)	$(314)	$–	$–
	Total gap	$16,646	$(18,370)	$(1,609)	$4,139	$(224)	$(582)	$–

(1)	Includes derivative instruments which are reported on the consolidated balance sheet at fair value.

168	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Note 20	Stock-based compensation

Restricted share award plan

Under our restricted share award (RSA) plan, which began in 2000, certain key employees are granted annual awards to receive either common shares or an equivalent cash value in accordance with the terms of the grant. Additionally, RSAs may be awarded as special grants. RSAs generally vest at the end of three years or one-third annually. Awards are generally distributed or settled within a three-year period, beginning one year after the year of the grant.

Prior to December 2008, grants were made in the form of share-settled awards. The funding for these awards was paid into a trust which purchased common shares in the open market. Grant date fair value of each share-settled RSA was calculated based on the weighted-average purchase price of the corresponding common shares that were purchased by the trust.

Beginning December 2008, RSA grants are made in the form of cash-settled awards which are funded at the time of payment. Dividend equivalent payments in respect of cash-settled awards are recognized in compensation expense as incurred. Grant date fair value of each cash-settled RSA is calculated based on the average closing price per common share on the Toronto Stock Exchange (TSX) for the 10 trading days prior to a fixed date. Fair value for cash-settled RSAs is remeasured each period for subsequent changes in the market value of common shares.

Compensation expense in respect of RSAs, before the impact of hedging, totalled $229 million in 2011 (2010: $290 million; 2009: $217 million). Liabilities in respect of cash-settled RSAs totalled $653 million (2010: $521 million; 2009: $298 million).

Performance share unit plan

Under the PSU plan, which was introduced in 2005, certain key employees are granted awards to receive common shares or an equivalent cash value. Beginning December 2008, PSU grants are made only in the form of cash-settled awards, which are funded at the time of payment. PSUs vest at the end of three years. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks.

Recognition of compensation expense is based on management’s best estimate of the number of PSUs expected to vest. PSUs are remeasured for changes in management’s best estimate of the number of PSUs expected to vest and changes in the market value of common shares. Dividend equivalent amounts are recognized in compensation expense as incurred.

For PSUs awarded prior to December 2010, dividend equivalent amounts are determined in accordance with management’s best estimate of the number of PSUs expected to vest. Beginning with PSUs awarded December 2010, dividend equivalent amounts are determined in accordance with the original number of PSUs awarded.

Grant date fair value of each PSU is deemed to be the same as the grant date fair value of RSAs awarded at the same time.

Compensation expense in respect of PSUs, before the impact of hedging, totalled $31 million in 2011 (2010: $9 million; 2009: $2 million). Liabilities in respect of PSUs totalled $41 million (2010: $14 million; 2009: $8 million).

Special incentive program

Special Incentive Program (SIP) award units were granted only once in 2000.

Certain key employees were granted awards to receive common shares. The funding for these awards was paid into a trust which purchased common shares in the open market.

SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one common share and additional RSIP DSUs in respect of dividends earned by the common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of common shares upon the participant’s retirement or termination of employment.

Book value unit plan

Under the BVU plan, which was introduced in 2010, certain key executives are granted awards denominated in BVUs. Each unit represents the right to receive a cash payment equal to the vesting price per unit, the value of which is related to the book value of CIBC on a per common share basis. BVUs vest at the end of three years. The final number of BVUs that vest will be adjusted for new issues of, re-purchases of, or dividends paid on common shares.

Grant date fair value of each BVU is calculated based on the book value per share of common shares on the last day of the previous fiscal quarter.

Compensation expense in respect of BVUs totalled $10 million in 2011 (2010: $2 million). Liabilities in respect of BVUs totalled $12 million (2010: $2 million).

CIBC 2011 ANNUAL REPORT	169

Consolidated financial statements

Deferred share unit plan

Under the DSU plan, which was introduced in 2010, certain employees are granted awards to receive the equivalent value of common shares in cash, which are funded upon distribution. The President and Chief Executive Officer or the Board of Directors has the discretion to set the vesting period which is generally at the end of five years to align with the purpose of the award. Participants of the DSU plan receive dividend equivalent amounts which are re-invested and credited to the participant’s account in the form of additional DSUs. Dividend equivalent amounts are expensed as incurred.

Compensation expense and related liabilities were not material for 2011 and 2010.

Directors’ plans

Under the Director DSU/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual amount payable by CIBC as either DSUs or common shares. For purposes of this plan, the annual amount payable is the non-cash component of the director retainer.

Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash-eligible remuneration in the form of cash, common shares, or DSUs. For purposes of this plan, cash-eligible remuneration includes the cash component of the director retainer and the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers, and committee member retainers.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director DSU/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Compensation expense in respect of the DSU components of these plans, before the impact of hedging, totalled $2 million in 2011 (2010: $3 million; 2009: $2 million). Liabilities in respect of DSUs totalled $9 million (2010: $8 million; 2009: $5 million).

Stock option plans

We have two stock option plans: ESOP and Non-Officer Director Stock Option Plan (DSOP). A maximum of 42,834,500 common shares may be issued under these plans.

Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire ten years from the grant date. Certain options vest on the attainment of specified performance conditions.

Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options vested immediately and expire on the earlier of (i) 60 months after the date the director ceases to be a member of the Board of Directors, or (ii) 10 years from the grant date. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP.

Fair value of stock options is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price and performance conditions; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The weighted-average grant date fair value of options granted during 2011 has been determined at $12.88 (2010: $11.13; 2009: $13.60). The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2011	2010	2009
Weighted-average assumptions
Risk-free interest rate	2.79%	2.88%	2.85%
Expected dividend yield	4.89%	6.57%	7.00%
Expected share price volatility	27.56%	32.20%	45.00%
Expected life	6 years	6 years	6 years
Share price/exercise price	$78.41	$70.71	$49.75

Up to 50% of options relating to the ESOP granted prior to 2000 were eligible to be exercised as SARs. During 2009, all remaining SARs either expired or were exercised.

Compensation expense in respect of stock options and SARs, before the impact of hedging, totalled $7 million in 2011 (2010: $11 million; 2009: $9 million). We did not have a liability in respect of SARs as at October 31, 2011, 2010 and 2009.

170	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Stock option plans

As at or for the year ended October 31		2011			2010			2009

	Number of stock options	Weighted- average exercise price	Number of stock options		Weighted- average exercise price		Number of stock options	Weighted- average exercise price

Outstanding at beginning of year	5,641,221	$ 62.88	7,023,502		$ 56.53		7,270,168	$ 55.38
Granted	419,989	78.41	708,434		70.71		1,077,608	49.75
Exercised(1)	(1,242,462)	54.72	(1,943,577)		43.28		(983,705)	39.10
Forfeited	(41,580)	64.56	(39,318	)(2)	68.42	(2)	(5,035)	72.06
Cancelled/Expired	(30,620)	68.61	(107,820	)(2)	52.11	(2)	(214,629)	73.09
Exercised as SARs	–	–	–		–		(120,905)	38.44

Outstanding at end of year	4,746,548	$ 66.34	5,641,221		$ 62.88		7,023,502	$ 56.53

Exercisable at end of year	3,018,340	$ 66.05	3,560,238		$ 61.79		4,942,948	$ 53.47

Available for grant	5,945,121		6,292,910				6,854,206

(1) The weighted-average share price at the date of exercise was $79.51 (2010: $69.69; 2009: $52.20). (2) Restated. Stock options outstanding and vested
As at October 31, 2011			Stock options outstanding				Stock options vested

Range of exercise prices		Number outstanding	Weighted- average contractual life remaining		Weighted- average exercise price		Number outstanding	Weighted- average exercise price

$40.00–$49.00		531,430	1.09		$ 43.10		531,430	$ 43.10
$49.01–$55.00		852,839	6.40		49.85		351,508	49.99
$55.01–$65.00		421,461	0.72		55.80		405,577	55.53
$65.01–$75.00		1,410,192	5.81		70.81		748,368	71.46
$75.01–$85.00		1,197,036	6.42		78.50		647,867	78.33
$85.01–$105.00		333,590	4.93		96.33		333,590	96.33

		4,746,548	5.03		$ 66.34		3,018,340	$ 66.05

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are paid into a trust and used by the plan trustees to purchase common shares. All employer contributions are used by the trustee to purchase shares on the open market. Effective February 2010, for our Canadian plan, shares purchased by the trustee using employee contributions are issued as treasury shares. CIBC FirstCaribbean operates its own ESPP, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $31 million in 2011 (2010: $30 million; 2009: $30 million).

Hedging

The impact due to changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA, PSU, DSU, and SAR plans is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in compensation expense. In the consolidated statements of operations, compensation expense included a recovery of $15 million in respect of the derivatives referenced above (2010: $105 million; 2009: $60 million). AOCI in respect of certain designated accounting hedges, in respect of awards that are being expensed over vesting periods, totalled a credit of $1 million (2010: $24 million; 2009: $14 million).

CIBC 2011 ANNUAL REPORT	171

Consolidated financial statements

Note 21	Employee future benefits

We sponsor pension and other post-employment benefit plans for eligible employees. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The defined benefit pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance, and other benefits to eligible employees and pensioners. In addition, we continue to sponsor a long-term disability plan which provides benefits to disabled employees who became disabled prior to June 1, 2004.

Effective November 1, 2008, we elected to change our measurement date for accrued benefit obligations and the fair value of plan assets from September 30 to October 31. The change was applied retroactively without restatement and resulted in an after-tax charge to opening retained earnings of $6 million ($9 million pre-tax) as at November 1, 2008. As a result, plan assets and accrued benefit obligations related to our employee defined benefit plan are measured for accounting purposes as at October 31.

The following tables present the financial positions of the employee defined benefit pension and other post-employment benefit plans for Canada, the U.S., the U.K., and the Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

		Pension benefit plans			Other benefit plans
$ millions, as at or for the year ended October 31	2011	2010	2009	2011	2010	2009
Accrued benefit obligation
Balance at beginning of year	$4,615	$3,942	$3,641	$769	$720	$694
Adjustment for change in measurement date	–	–	12	–	–	1
Current service cost	150	120	108	14	13	13
Employee contributions	6	6	6	–	–	–
Interest cost on accrued benefit obligation	260	257	248	40	43	43
Benefits paid	(222)	(212)	(216)	(52)	(51)	(52)
Foreign exchange rate changes	(9)	(27)	(6)	–	(3)	–
Actuarial losses	163	528	144	25	55	21
Plan amendments	10	1	5	8	(8)	–
Balance at end of year	$4,973	$4,615	$3,942	$804	$769	$720
Plan assets
Fair value at beginning of year	$4,608	$4,003	$3,794	$25	$27	$40
Adjustment for change in measurement date	–	–	(15)	–	–	(4)
Actual positive return on plan assets	232	471	154	1	1	3
Employer contributions	281	369	288	48	48	40
Employee contributions	6	6	6	–	–	–
Benefits paid	(222)	(212)	(216)	(52)	(51)	(52)
Foreign exchange rate changes	(9)	(29)	(8)	–	–	–
Net transfer out	(1)	–	–	–	–	–
Fair value at end of year	$4,895	$4,608	$4,003	$22	$25	$27
Funded status (deficit) surplus	$(78)	$(7)	$61	$(782)	$(744)	$(693)
Unamortized net actuarial losses	1,505	1,423	1,171	170	151	100
Unamortized past service costs (gains)	15	8	9	(105)	(135)	(148)
Unamortized transitional asset	–	–	–	–	–	1
Accrued benefit asset (liability)	$1,442	$1,424	$1,241	$(717)	$(728)	$(740)
Valuation allowance	(19)	(19)	(18)	–	–	–
Accrued benefit asset (liability), net of valuation allowance	$1,423	$1,405	$1,223	$(717)	$(728)	$(740)

172	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

The accrued benefit asset (liability), net of valuation allowance, included in other assets and liabilities is as follows:

			Pension benefit plans						Other benefit plans
$ millions, as at October 31	2011		2010		2009		2011		2010		2009
Accrued benefit asset (liability), net of valuation allowance, recorded in:
Other assets (Note 9)	$1,445		$1,426		$1,243		$–		$–		$–
Other liabilities (Note 11)	(22)		(21)		(20)		(717)		(728)		(740)
	$1,423		$1,405		$1,223		$(717)		$(728)		$(740)

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

			Pension benefit plans						Other benefit plans
$ millions, as at October 31	2011		2010		2009		2011		2010		2009
Accrued benefit obligation
Unfunded plans	$47		$43		$38		$686		$638		$582
Funded plans	4,490		4,149		217		118		131		138
	4,537		4,192		255		804		769		720
Fair value of plan assets	4,346		4,094		202		22		25		27
Funded status deficit	$(191)		$(98)		$(53)		$(782)		$(744)		$(693)

The net defined benefit plan expense is as follows:
			Pension benefit plans						Other benefit plans
$ millions, for the year ended October 31	2011		2010		2009		2011		2010		2009
Current service cost	$150		$120		$108		$14		$13		$13
Interest cost on accrued benefit obligation	260		257		248		40		43		43
Actual positive return on plan assets	(232)		(471)		(154)		(1)		(1)		(3)
Plan amendments	10		1		5		8		(8)		–
Actuarial losses	163		528		144		25		55		21
Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$351		$435		$351		$86		$102		$74
Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$(48	)(1)	$204	(1)	$(141	)(1)	$–	(2)	$–	(2)	$1(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	(36	)(3)	(462	)(3)	(133	)(3)	(18	)(4)	(51	)(4)	(20)(4)
Difference between plan amendment costs arising and plan amendment costs amortized	(7	)(5)	1	(5)	(3	)(5)	(30	)(6)	(13	)(6)	(20)(6)
	(91)		(257)		(277)		(48)		(64)		(39)
Change in valuation allowance	–		1		(1)		–		–		–
Defined benefit plan expense recognized	$260		$179		$73		$38		$38		$35

(1)	Expected return on plan assets of $280 million (2010: $267 million; 2009: $295 million), subtracted from actual return on plan assets of $232 million (2010: $471 million; 2009: $154 million).

(2)	Expected return on plan assets of $1 million (2010: $1 million; 2009: $2 million), subtracted from actual return on plan assets of $1 million (2010: $1 million; 2009: $3 million).

(3)	Actuarial losses amortized of $127 million (2010: $66 million; 2009: $11 million), less actual actuarial losses incurred of $163 million (2010: $528 million; 2009: $144 million).

(4)	Actuarial losses amortized of $7 million (2010: $4 million; 2009: $1 million), less actual actuarial losses incurred of $25 million (2010: $55 million; 2009: $21 million).

(5)	Amortization of plan amendments of $3 million (2010: $2 million; 2009: $2 million), less actual plan amendments of $10 million (2010: $1 million; 2009: $5 million).

(6)	Amortization of plan amendments of $(22) million (2010: $(21) million; 2009: $(20) million), less actual plan amendments of $8 million (2010: $(8) million; 2009: nil).

CIBC 2011 ANNUAL REPORT	173

Consolidated financial statements

Benefit and plan changes

There were no material changes to the terms of our defined benefit pension plans or other benefit plans in 2011, 2010 or 2009.

Investment policy

CIBC’s Board of Directors has delegated the responsibility for establishing pension fund investment objectives and policies and monitoring pension investment policy to the Board’s Management Resources and Compensation Committee (MRCC). The MRCC is responsible for establishing investment policies such as asset mix, permitted investments, and use of derivatives.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of various asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the obligations of our funded plans, to maximize investment returns while not compromising the security of the respective plans, and to manage the level of funding contributions.

To reduce investment-specific risk and to enhance expected returns, investments are allocated among multiple asset classes, with publicly traded fixed income and equities in active markets, representing the most significant asset allocations. Use of derivative financial instruments is limited to generating the synthetic return of debt or equity instruments or to provide currency hedging for foreign equity holdings. Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and corporate cash flows.

Management of the assets of the various Canadian plans has been delegated primarily to the Pension and Benefits Investment Committee (PBIC), which is a committee composed of CIBC management. The PBIC has appointed investment managers, including CIBC Global Asset Management Inc., a wholly owned subsidiary of CIBC. These managers have investment discretion within established target asset mix ranges as set by the MRCC. Should the actual mix fall outside specified ranges, the assets are rebalanced as required to be within the target asset mix ranges. Similar committees exist for the management of our non-Canadian plans.

Risk management oversight as performed by PBIC and other committees includes but is not limited to the following activities:

•	Periodic asset/liability management and strategic asset allocation studies;

•	Monitoring of funding levels and funding ratios;

•	Monitoring compliance with asset allocation guidelines and investment management agreements;

•	Monitoring asset class performance against asset class benchmarks; and

•	Monitoring investment manager performance against benchmarks.

Benefit plan assets

The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

			Pension benefit plans				Other benefit plans
Asset category(1)	Target allocation 2011	Actual allocation 2011	Target allocation 2010	Actual allocation 2010	Target allocation 2011	Actual allocation 2011	Target allocation 2010	Actual allocation 2010
Equity(2)	52%	53%	49%	49%	–%	–%	–%	–%
Debt(2)	44	43	42	45	100	100	100	100
Real estate	–	1	5	4	–	–	–	–
Other(3)	4	3	4	2	–	–	–	–
	100%	100%	100%	100%	100%	100%	100%	100%

(1)	Categories are based upon risk classification.

(2)	Pension benefit plans include CIBC or CIBC FirstCaribbean issued securities and deposits of $21 million (2010: $39 million), representing 0.4% of total plan assets (2010: 0.8%). Other benefit plans do not include any CIBC or CIBC FirstCaribbean securities or deposits.

(3)	Investments in essential public assets, including transportation, communication, energy, education, and health-care projects.

174	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Plan assumptions

The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality corporate bonds with cash flows that match expected benefit payments.

For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.

In the U.S., U.K., and Caribbean regions, procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.

The weighted-average assumptions used to determine the accrued benefit obligation and the benefit plan expenses are as follows:

		Pension benefit plans			Other benefit plans
For the year ended October 31	2011	2010	2009	2011	2010	2009
Accrued benefit obligation as at October 31
Discount rate at end of the period	5.5%	5.6%	6.5%	5.2%	5.3%	6.0%
Rate of compensation increase	3.6%	3.6%	3.7%	3.5%	3.5%	3.5%

Net benefit plan expense for the year ended October 31
Discount rate at beginning of the period	5.6%	6.5%	6.8%	5.3%	6.0%	6.6%
Expected long-term rate of return on plan assets	6.4%	6.4%	6.9%	3.8%	4.0%	5.0%
Rate of compensation increase	3.6%	3.7%	3.7%	3.5%	3.5%	3.5%

The assumed health-care cost trend rates of the principal Canadian plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31							2011	2010	2009
Health-care cost trend rates assumed for next year							6.9%	7.0%	7.1%
Rate to which the cost trend rate is assumed to decline							4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate							2029	2029	2029

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

				One percentage-point increase			One percentage-point decrease
$ millions, for the year ended October 31				2011	2010	2009	2011	2010	2009
Effect on aggregate of service and interest costs				$ 4	$ 4	$ 4	$ (3)	$ (3)	$ (3)
Effect on accrued benefit obligation				67	54	49	(56)	(45)	(40)

Defined contribution and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized for these benefit plans is as follows:

$ millions, for the year ended October 31							2011	2010	2009
Defined contribution pension plans							$ 11	$ 11	$ 13
Government pension plans(1)							78	75	73
							$ 89	$ 86	$ 86

(1)    Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Expenses if recognized as they arose

The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans, and other post-employment benefit plans if we had recognized all costs and expenses as they arose is as follows:

		Pension benefit plans			Other benefit plans				Total
$ millions, for the year ended October 31	2011	2010	2009	2011	2010	2009	2011	2010	2009
Defined benefit plans	$351	$ 435	$ 351	$ 86	$ 102	$ 74	$ 437	$ 537	$ 425
Defined contribution and other plans	89	86	86	–	–	–	89	86	86
	$440	$ 521	$ 437	$ 86	$ 102	$ 74	$ 526	$ 623	$ 511

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Cash flows

Cash contributions

The most recently completed actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2010. The next required actuarial valuation of this plan for funding purposes will be effective as of October 31, 2011. For the long-term disability plan, the most recent actuarial valuation was performed as of October 31, 2009. Total cash contributions for employee future benefit plans consist of:

		Pension benefit plans			Other benefit plans
$ millions, for the year ended October 31	2011	2010	2009	2011	2010	2009
Funded plans	$ 278	$ 366	$ 230	$ 15	$ 15	$ –
Beneficiaries of unfunded plans	3	3	3	33	33	37
Defined contribution pension plans	11	11	13	–	–	–
	$ 292	$ 380	$ 246	$ 48	$ 48	$ 37

The minimum contributions for 2012 are anticipated to be $177 million for defined benefit pension plans and $53 million for other benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

Benefit payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the trust funds:

$ millions, as at October 31, 2011	Pension benefit plans	Other benefit plans
2012	$ 230	$ 53
2013	232	53
2014	236	54
2015	241	54
2016	247	55
2017–2021	1,357	285

Note 22	Income taxes

Total income taxes
$ millions, for the year ended October 31	2011	2010	2009
Consolidated statement of operations
Income tax expense (benefit) – current	$436	$ 733	$386
– future	533	800	38
	969	1,533	424
Consolidated statement of changes in shareholders’ equity
OCI	(28)	(485)	18
Accounting policy changes	–	–	(3)(1)
Other	–	(7)	(6)
	(28)	(492)	9
	$941	$ 1,041	$433

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 21 for additional details.

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Components of income tax

$ millions, for the year ended October 31	2011	2010	2009
Current income taxes
Federal	$233	$80	$133
Provincial	151	63	84
Foreign	15	44	65
	399	187	282
Future income taxes
Federal	250	491	172
Provincial	150	292	94
Foreign	142	71	(115)
	542	854	151
	$941	$1,041	$433

Future income tax balances are included in other assets (Note 9) and other liabilities (Note 11) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.

The combined Canadian federal and provincial income tax rates vary each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at nil (2010: $231 million; 2009: $500 million).

The effective rates of income tax in the consolidated statement of operations are different from the combined Canadian federal and provincial income tax rate of 28.2% (2010: 30.6%; 2009: 31.8%) as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31		2011		2010		2009
Combined Canadian federal and provincial income tax rates applied to income before income taxes	$1,144	28.2%	$1,228	30.6%	$515	31.8%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(64)	(1.6)	(96)	(2.4)	(118)	(7.3)
Tax-exempt income	(136)	(3.4)	(36)	(0.9)	(29)	(1.8)
Tax-exempt gains	(3)	(0.1)	–	–	(4)	(0.2)
Net realized foreign exchange gains on investments in foreign operations	16	0.4	409	10.2	69	4.3
Future tax rate decrease	20	0.5	27	0.7	–	–
Other	(8)	(0.1)	1	–	(9)	(0.6)
Income taxes in the consolidated statement of operations	$969	23.9%	$1,533	38.2%	$424	26.2%

During the year, capital repatriation activities resulted in a $21 million (2010: $536 million; 2009: $104 million) increase in income tax expense in the consolidated statement of operations, arising from the transfer of related accumulated balances in the net foreign currency translation adjustments component of AOCI.

Future income tax asset

At October 31, 2011, our net future income tax asset was $219 million (net of a $32 million VA) including $114 million related to our U.S. operations. Accounting standards require a

VA when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the VA, will be realized.

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The following table presents sources of the future income tax assets and liabilities, net of the VA:

Sources of future income tax balances

$ millions, as at October 31	2011	2010
Future income tax assets
Tax loss carryforwards	$96	$665
Provisions	47	37
Allowance for credit losses	301	346
Unearned income	104	88
Buildings and equipment	53	62
Pension and employee benefits	176	90
Securities revaluation	34	35
Other	14	106
	825	1,429
VA	(32)	(66)
	793	1,363
Future income tax liabilities
Lease receivables	67	87
Pension and employee benefits	221	152
Buildings and equipment	64	80
Goodwill	66	69
Securities revaluation	83	91
Foreign currency	34	62
Other	39	55
	574	596
Net future income tax asset, net of the VA	$219	$767
Recorded in:
Other assets (Note 9)	270	767
Other liabilities (Note 11)	(51)	–
	$219	$767

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date.

Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $175 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $862 million and non-deductible interest of approximately $123 million would be incurred.

Leveraged leases

Final closing agreements for leveraged leases were executed with the Internal Revenue Service (IRS) in 2009. During 2010, final taxable amounts and interest charges thereon were agreed with the IRS and payments applied to the various affected taxation years.

Ontario tax rate reductions

The Ontario Government will reduce Ontario corporate tax rates to 10% by 2013. The rate reductions were substantively enacted as at November 16, 2009. As a result, we wrote down our future income tax assets by approximately $25 million in 2010.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits:

Unrecognized tax benefits

$ millions, for the year ended October 31	2011	2010
Balance at beginning of year	$474	$456
Increases based on tax positions related to the current year	38	39
Decreases based on tax positions related to prior years	(4)	(21)
Balance at the end of year	$508	$474

The entire amount of remaining unrecognized tax benefits of $508 million (2010: $474 million), if recognized, would affect the effective tax rate.

We do not expect any other significant changes in the total amount of unrecognized benefits to occur within the next 12 months.

CIBC operates in Canada, the U.S., the U.K., and other tax jurisdictions. The earliest tax years subject to investigation (for federal purposes) are as follows:

Jurisdiction:
Canada	2005
U.S.	2008
U.K.	2008

CIBC accounts for interest arrears and penalties in Income tax expense, except where the interest is deductible for income tax purposes, in which case it is recognized as Interest expense in the consolidated statement of operations. We do not have any interest and penalties payable on the consolidated balance sheet as at October 31, 2011 and 2010.

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Note 23	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2011	2010	2009
Basic EPS
Net income	$3,079	$2,452	$1,174
Preferred share dividends and premiums	(177)	(169)	(162)
Net income applicable to common shares	$2,902	$2,283	$1,012
Weighted-average common shares outstanding (thousands)	396,233	387,802	381,677
Basic EPS	$7.32	$5.89	$2.65
Diluted EPS
Net income applicable to common shares	$2,902	$2,283	$1,012
Weighted-average common shares outstanding (thousands)	396,233	387,802	381,677
Add: stock options potentially exercisable(1) (thousands)	864	1,005	765
Weighted-average diluted common shares outstanding(2) (thousands)	397,097	388,807	382,442
Diluted EPS	$7.31	$5.87	$2.65

(1)	Excludes average options outstanding of 1,084,331 with a weighted-average exercise price of $84.36; average options outstanding of 1,954,098 with a weighted-average exercise price of $78.99; and average options outstanding of 3,444,668 with a weighted-average exercise price of $69.37 for the years ended October 31, 2011, 2010, and 2009, respectively, as the options’ exercise prices were greater than the average market price of common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation because either we have settled preferred shares for cash in the past or we have not exercised our conversion right in the past.

Note 24	Commitments, guarantees, pledged assets and contingent liabilities

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

Contract amounts
$ millions, as at October 31	2011	2010
Securities lending(1)(2)	$57,286	$57,325
Unutilized credit commitments(3)(4)	140,348	132,261
Backstop liquidity facilities	3,176	4,403
Standby and performance letters of credit	6,323	5,721
Documentary and commercial letters of credit	312	290
Other	412	381
	$207,857	$200,381

(1)	Includes the full contract amount of custodial client securities totalling $46.3 billion (2010: $45.0 billion) lent by CIBC Mellon Global Securities Services Company (GSS).

(2)	Excludes securities lending of $2.8 billion (2010: $4.3 billion) for cash because it is reported on the consolidated balance sheet.

(3)	Starting 2011, includes personal, home equity and credit card lines of credit. Prior year information was restated accordingly.

(4)	Includes irrevocable lines of credit totalling $32.2 billion (2010: $34.9 billion).

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These arrangements may incorporate various conditions that must be satisfied prior to the drawdown.

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Consolidated financial statements

The reported amounts include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the administrators for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs for Crisp Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to these conduits to fund non-defaulted assets.

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual (financial or performance) obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Lease commitments(1)(2)(3)

CIBC has obligations under non-cancellable leases for buildings and equipment.

Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2011
2012	$351
2013	338
2014	298
2015	266
2016	240
2017 and thereafter	1,385

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment charged to the consolidated statement of operations was $384 million (2010: $373 million; 2009: $334 million).

(2)	We have sublet some of our premises and received $18 million (2010: $26 million; 2009: $43 million) from third-party tenants on the sub-leases. Our lease commitments in the table above are gross of the sub-lease income.

(3)	Includes $11 million (2010: $16 million) of assigned lease commitments in connection with our sale of the U.S. private client and asset management division to Oppenheimer Holdings Inc. in 2003. We remain contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default.

Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $354 million (2010: $294 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2011, the related underwriting commitments were $333 million (2010: $183 million).

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Guarantees

Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (i) changes in an underlying economic characteristic that is related to an asset, liability, or an equity security of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of a third party to pay its indebtedness when due.

The following table summarizes significant guarantees issued and outstanding:

$ millions, as at October 31			2011			2010
	Maximum potential future payment	(1)	Carrying amount	Maximum potential future payment	(1)	Carrying amount
Securities lending with indemnification(2)	$ 44,485		$ –	$ 42,527		$ –
Standby and performance letters of credit(3)	6,323		23	5,721		25
Credit derivatives(4)
Credit default swap contracts – written	7,642		1,643	12,080		1,884
Total return swap contracts – payable	2,612		137	2,982		156
Other derivative written options(4)	See narrative		1,455	See narrative		1,593
Other indemnification agreements	See narrative		–	See narrative		–

(1)	The total collateral available relating to these guarantees was $47.3 billion (2010: $45.5 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon GSS, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(3)	The carrying amount is included in Other liabilities on the consolidated balance sheet.

(4)	The carrying amount is included in Derivative instruments on the consolidated balance sheet.

As many of these guarantees will expire or terminate without being drawn upon, and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements.

Securities lending with indemnification

As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities. The term of these indemnifications varies, as the securities lent are recallable on demand.

Standby and performance letters of credit

Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby and performance letters of credit in various forms, including cash, securities, and other assets pledged. The terms of these guarantees vary, with the majority of them expiring within one year.

Written credit derivatives

Written credit derivatives represent an indirect guarantee of indebtedness of another party or the market value of a reference asset as they require us to transfer funds to a counterparty upon the occurrence of specified events related to the creditworthiness of a reference obligor or the market value of a reference asset. For these types of derivatives, determination of our counterparties’ underlying exposure related to the obligor or reference asset (outside of the derivative contract) is not required in order to classify the derivative as a guarantee. The terms of these contracts vary, with the majority of them expiring over five years.

Other derivative written options

Derivative contracts include written options on interest rate, foreign exchange, equity, commodity, and other underlyings, which provide the holder the right to purchase or sell the underlying item for a pre-determined price. The derivative would be considered a guarantee if the counterparty held an asset, liability, or equity security related to the underlying in the derivative contract. We do not track the intention or holdings of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions. The terms of these contracts are generally from one to five years.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax

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legislation, litigation, or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations, and warranties are reflected within the consolidated financial statements as at October 31, 2011 and 2010.

Pledged assets

In the ordinary course of business, we pledge our own assets, or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities. CIBC or the counterparty is allowed to sell or re-pledge these pledged assets and collateral. The following table presents the sources and uses of pledged assets and collateral:

$ millions, as at October 31	2011	2010
Sources of pledged assets and collateral
CIBC assets
Deposits with banks	$27	$41
Securities	12,310	22,187
Mortgages	12,001	6,409
Other assets	4,397	4,912
	28,735	33,549
Client assets
Collateral received and available for sale or re-pledging(1)	88,322	97,707
Less: not sold or re-pledged	16,593	22,106
	71,729	75,601
	$100,464	$109,150
Uses of pledged assets and collateral
Securities lent(2)	$57,286	$57,325
Obligations related to securities lent or sold under repurchase agreements(3)	14,306	28,220
Obligations related to securities sold short(3)	10,316	9,673
Covered bonds(3)	12,001	6,409
Derivative transactions(4)	5,383	6,204
Foreign governments and central banks(5)	513	419
Clearing systems, payment systems, and depositories(5)	659	900
	$100,464	$109,150

(1)	Includes the full contract amount totalling $48.9 billion (2010: $47.8 billion) of collateral received for custodial client securities lent by CIBC Mellon GSS.

(2)	Includes the full contract amount of custodial client securities totalling $46.3 billion (2010: $45.0 billion) lent by CIBC Mellon GSS.

(3)	Does not include over-collateralization of assets pledged.

(4)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.

(5)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions. Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System.

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Securities collateral

Client securities collateral available for sale or re-pledge is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans, and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions, or delivered to cover securities sold short.

Contingent liabilities

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.

In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related CDS agreement with the CDO.

In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. At the request of the Lehman Estate, the bankruptcy court issued an order staying all proceedings in the action until January 20, 2012. Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

The following table presents the changes in the provision related to contingent liabilities:

$ millions, for the year ended October 31	2011
Balance at beginning of year	$43
Additional new provisions recognized	14
Less:
Amounts incurred and charged against existing provisions	(10)
Unused amounts reversed	(14)
Balance at end of year	$33

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Note 25	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political, or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at October 31				2011				2010
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets(1)(2)(3)	$279,040	$29,242	$30,566	$338,848	$262,043	$29,283	$44,934	$336,260
Off-balance sheet
Credit-related arrangements
Lines of credit(4)
Financial institutions	$6,401	$1,385	$255	$8,041	$6,692	$1,136	$655	$8,483
Governments	3,971	12	–	3,983	4,281	3	–	4,284
Retail	96,041	–	65	96,106	92,601	–	–	92,601
Other	30,026	4,123	1,245	35,394	25,232	3,026	3,038	31,296
	136,439	5,520	1,565	143,524	128,806	4,165	3,693	136,664
Other credit-related arrangements(5)(6)
Financial institutions	40,676	4,852	12,812	58,340	40,909	7,301	10,542	58,752
Governments	656	24	159	839	125	–	5	130
Other	4,650	271	233	5,154	4,155	215	465	4,835
	45,982	5,147	13,204	64,333	45,189	7,516	11,012	63,717
	$182,421	$10,667	$14,769	$207,857	$173,995	$11,681	$14,705	$200,381
Derivative instruments(7)
By counterparty type
Financial institutions(8)	$7,442	$9,770	$5,842	$23,054	$5,858	$5,523	$9,000	$20,381
Governments	3,568	–	–	3,568	2,662	–	–	2,662
Other	1,062	37	200	1,299	1,116	197	44	1,357
	12,072	9,807	6,042	27,921	9,636	5,720	9,044	24,400
Less: effect of master netting agreements	(9,513)	(6,784)	(4,431)	(20,728)	(7,008)	(4,066)	(5,893)	(16,967)
Total derivative instruments	$2,559	$3,023	$1,611	$7,193	$2,628	$1,654	$3,151	$7,433

(1)	Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.

(2)	Includes Canadian currency of $283.1 billion (2010: $272.7 billion) and foreign currencies of $55.7 billion (2010: $63.6 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $194.4 billion (2010: $184.6 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount, either in 2011 or 2010.

(4)	Starting 2011, includes personal, home equity and credit card lines of credit. Prior year information was restated accordingly.

(5)	Includes the full contract amount of custodial client securities totalling $46.3 billion (2010: $45.0 billion) lent by CIBC Mellon GSS.

(6)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

(7)	Also included in the on-balance sheet major assets in the table above.

(8)	Includes positive fair value (net of CVA) of $477 million (2010: $732 million) on notional amounts of $7.2 billion (2010: $13.4 billion) with financial guarantors.

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Note 26	Related-party transactions

In the ordinary course of business, we provide banking services to and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include directors, senior officers and their affiliates(1), joint ventures, and investments accounted for under the equity method. Loans to these related parties are based on market terms and conditions. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of the bank.

Directors, senior officers and their affiliates(1)

As at October 31, 2011, loans(2) to directors and their affiliates(1) totalled $64 million (2010: $23 million), letters of credit and guarantees totalled $5 million (2010: $8 million), and the unutilized credit commitments(3) totalled $462 million (2010: $392 million).

As at October 31, 2011, loans to senior officers and their affiliates(1) totalled $41 million (2010: $10 million), letters of credit and guarantees totalled $148 million (2010: $75 million), and the unutilized credit commitments totalled $240 million (2010: $69 million).

We offer various stock-based compensation plans to senior officers and directors. See Note 20 for additional details.

Outstanding balances at year-end are unsecured and there have been no guarantees provided or receivable for any related-party receivables or payables. We do not have any provision for credit losses relating to amounts receivable from related parties for the year ended October 31, 2011 and 2010.

Joint ventures and equity-accounted associates

See Note 27 for details on our joint ventures and equity-accounted associates.

Significant subsidiaries

See Note 28 for details on our significant subsidiaries.

(1)	Affiliates include spouses, children under 18, and supported family members (dependants) of directors and senior officers. The term also includes entities over which directors, senior officers, and their dependants have significant influence. Significant influence can be exerted by one or more of these factors: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; trusts in which they are trustees or substantial beneficiaries.

(2)	Comprises $1 million (2010: $1 million) relating to directors and their dependents and $63 million (2010: $22 million) relating to entities over which directors and their dependants have significant influence.

(3)	Comprises $1 million (2010: $1 million) relating to directors and their dependents and $461 million (2010: $391 million) relating to entities over which directors and their dependants have significant influence.

CIBC 2011 ANNUAL REPORT	185

Consolidated financial statements

Note 27	Investments in joint ventures and equity-accounted associates

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CMT, which provides trust services; and CIBC Mellon GSS, which provides asset servicing, both in Canada. As at October 31, 2011, our common share investments in the joint ventures totalled $105 million (2010: $105 million(*)), which were eliminated upon proportionate consolidation. These joint ventures were included in Corporate and Other.

As at October 31, 2011 and 2010, loans to joint ventures were nil and the undrawn credit commitments totalled $100 million (2010: $100 million). CIBC, The Bank of New York Mellon and CIBC Mellon have, jointly and severally, provided indemnity to CIBC Mellon customers in respect of securities lending transactions. See Note 24 for additional details on securities lending transactions.

The following table provides summarized aggregate financial information related to our proportionate interest in the joint ventures:

$ millions, as at or for the year ended October 31	2011	2010
Assets	$2,903	$2,368
Liabilities	2,642	2,175
Revenue	211	180
Net income	85	56

Equity-accounted associates

As at October 31, 2011, the total carrying value of our investments was $1,128 million (2010: $298 million). These comprised of investments in listed associates with a carrying value of $135 million and a fair value of $131 million (2010: carrying value of $133 million and fair value of $148 million) and unlisted associates with a carrying value of $993 million (2010: $165 million). Of our total investment in associates, $851 million (2010: nil) was included in Wealth Management, $137 million (2010: $165 million) in Wholesale Banking, and $140 million (2010: $133 million) in Corporate and Other.

As at October 31, 2011, loans to associates totalled $573 million (2010: $159 million) and unutilized credit commitments totalled $248 million (2010: $332 million). We also had commitments to invest up to $196 million (2010: $8 million) in our associates.

We have applied the equity method of accounting to partnerships where we have less than 20% of the voting or potential voting power, directly or indirectly, to the extent we have determined that we have significant influence as a result of being either on their board or as a co-general partner. There was no unrecognized share of losses of any associate, either for the year or cumulatively. In 2011 and 2010, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the significant equity-accounted associates:

$ millions, as at or for the year ended October 31	2011	2010
Assets	$3,963	$3,631
Liabilities	3,508	3,297
Revenue	139	60
Net income	27	11

(*)	Restated.

186	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Note 28	Significant subsidiaries

The following is a list of the directly and indirectly held significant subsidiaries of CIBC. CIBC, either directly or indirectly through its subsidiaries, owns 100% of the voting shares of each of these entities, except as otherwise noted.

$ millions, as at October 31, 2011 Subsidiary name(1)	Address of head or principal office	Book value of shares owned by CIBC and other subsidiaries of CIBC(2)
CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada	–(3)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	411
CIBC World Markets Inc.	Toronto, Ontario, Canada	343
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC Delaware Holdings Inc.	New York, NY, U.S.
CIBC World Markets Holdings Inc.	New York, NY, U.S.
CIBC World Markets Corp.	New York, NY, U.S.
Canadian Imperial Holdings Inc.	New York, NY, U.S.
CIBC Inc.	New York, NY, U.S.
CIBC Capital Corporation	New York, NY, U.S.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Capital Funding IV, L.P.	New York, NY, U.S.	50
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	3,822
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (88.3%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC International (Barbados) Inc.	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC World Markets plc	London, England, U.K.	387
CIBC World Markets (Japan) Inc.	Tokyo, Japan	52
CIBC Australia Ltd.	Sydney, New South Wales, Australia	23

(1)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding IV, L.P., CIBC Delaware Holdings Inc., CIBC World Markets Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc. and CIBC Capital Corporation, which were incorporated or organized under the laws of the State of Delaware, U.S.

(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares.

(3)	The book value of shares owned by CIBC is less than $1 million.

CIBC 2011 ANNUAL REPORT	187

Consolidated financial statements

Note 29	Segmented and geographic information

We have three SBUs: Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides clients across Canada with financial advice, products and services through a strong team of advisors and nearly 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Wealth Management comprises asset management, retail brokerage and private wealth management businesses. Combined, these businesses offer an extensive suite of leading investment and relationship-based advisory services to meet the needs of institutional, retail, and high net worth clients.

Wholesale Banking provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

These SBUs are supported by six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. It also includes our International Banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines. The impact of securitization is also retained within Corporate and Other.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the Other line of business within relevant SBUs. Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital remain in Corporate and Other. We review our transfer pricing and treasury allocation methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results is different compared to consolidated CIBC results.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Specific allowances for credit losses and related provisions are reported in the respective business segments, while the general allowance and related provision is reported only in Corporate and Other.

Revenue, expenses, and balance sheet resources relating to certain activities are fully allocated to the lines of business within SBUs. The impact of the securitization activities on the net income including provision for credit losses is reported in Corporate and Other.

Changes made to our business segments

2011

On March 28, 2011, we announced a new organizational structure to build on the progress of implementing our business strategy and delivering strong financial performance. Accordingly, wealth management and international banking operations (including CIBC FirstCaribbean) have been reported separately from CIBC Retail Markets and included in the newly created Wealth Management SBU and Corporate and Other, respectively. Following these changes, CIBC Retail Markets, which includes the remaining businesses, was renamed Retail and Business Banking.

188	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

In the third quarter, we realigned certain items from Other to Capital markets and Corporate and investment banking business lines within Wholesale Banking to better reflect the nature and management of the activities. Prior period information has been restated.

Beginning in the first quarter, general allowance for credit losses related to CIBC FirstCaribbean has been included within Corporate and Other. This allowance was previously reported within CIBC Retail Markets. Prior period information has been restated.

2010

The global repurchase agreement (repo) business that was previously part of Treasury in Corporate and Other was retroactively transferred to Capital markets within Wholesale Banking. The results of this repo business were previously allocated substantially to Other within CIBC Retail Markets. Also during the year, large corporate cash management revenue previously reported in Business banking within CIBC Retail Markets, was retroactively transferred to Corporate and investment banking within Wholesale Banking. Prior period information was restated.

2009

We moved the impact of securitization for CIBC Retail Markets to Corporate and Other. In addition, the provision for credit losses related to general allowance (excluding FirstCaribbean) was moved to Corporate and Other. We also reclassified the specific allowance related to credit card loans to general allowance. As a consequence, all changes in credit allowance related to credit card loans were reflected in Corporate and Other. Prior period information was restated to reflect these changes.

In the first quarter, we moved sublease income and related operating costs of our New York premises from Wholesale Banking to Corporate and Other. In the third quarter, we made certain modifications to our transfer pricing and treasury allocations methodologies to more appropriately reflect funding costs and observed client behaviour in our SBUs in the current environment. The modifications resulted in an increase in the revenue of CIBC Retail Markets with a corresponding decrease in the revenue of Wholesale Banking and Corporate and Other. These changes and modifications were applied prospectively and prior period information was not restated.

CIBC 2011 ANNUAL REPORT	189

Consolidated financial statements

Results by business segments and geographic distribution

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total	Canada	(1)	U.S. (1)	Caribbean	(1)	Other countries (1)
2011	Net interest income	$ 5,882	$ 179	$ 732	$ (443)	$ 6,350	$ 5,672		$ 198	$ 423		$ 57
	Non-interest income	1,800	1,740	1,143	1,216	5,899	4,681		461	560		197
	Intersegment revenue(2)	283	(283)	–	–	–	n/a		n/a	n/a		n/a
	Total revenue	7,965	1,636	1,875	773	12,249	10,353		659	983		254
	Provision for credit losses	1,072	4	32	(267)	841	735		10	77		19
	Amortization(3)	83	7	3	263	356	290		15	43		8
	Other non-interest expenses	3,979	1,234	1,195	586	6,994	6,237		263	345		149
	Income before income taxes and non-controlling interests	2,831	391	645	191	4,058	3,091		371	518		78
	Income tax expense	706	112	79	72	969	756		150	44		19
	Non-controlling interests	–	–	1	9	10	–		1	9		–
	Net income	$ 2,125	$ 279	$ 565	$ 110	$ 3,079	$ 2,335		$ 220	$ 465		$ 59
	Average assets(4)	$ 254,998	$ 3,356	$ 112,253	$ (5,634)	$ 364,973	$ 308,707		$ 23,645	$ 19,394		$ 13,227
2010(5)	Net interest income	$ 5,475	$ 160	$ 651	$ (82)	$ 6,204	$ 5,285		$ 364	$ 475		$ 80
	Non-interest income	1,829	1,588	1,063	1,401	5,881	5,073		224	516		68
	Intersegment revenue(2)	269	(269)	–	–	–	n/a		n/a	n/a		n/a
	Total revenue	7,573	1,479	1,714	1,319	12,085	10,358		588	991		148
	Provision for credit losses	1,186	1	88	(229)	1,046	890		81	65		10
	Amortization(3)	64	7	3	301	375	306		16	47		6
	Other non-interest expenses	3,778	1,156	1,144	574	6,652	5,922		266	347		117
	Income before income taxes and non-controlling interests	2,545	315	479	673	4,012	3,240		225	532		15
	Income tax expense	702	90	125	616	1,533	1,386		95	50		2
	Non-controlling interests	–	–	12	15	27	–		11	16		–
	Net income	$ 1,843	$ 225	$ 342	$ 42	$ 2,452	$ 1,854		$ 119	$ 466		$ 13
	Average assets(4)	$ 253,452	$ 3,028	$ 105,142	$ (15,679)	$ 345,943	$ 276,930		$ 18,820	$ 24,052		$ 26,141
2009(5)	Net interest income	$ 4,669	$ 174	$ 430	$ 121	$ 5,394	$ 4,321		$ 300	$ 581		$ 192
	Non-interest income	2,224	1,438	82	790	4,534	5,228		99	441		(1,234)
	Intersegment revenue(2)	230	(228)	–	(2)	–	n/a		n/a	n/a		n/a
	Total revenue	7,123	1,384	512	909	9,928	9,549		399	1,022		(1,042)
	Provision for credit losses	1,329	3	218	99	1,649	1,365		155	51		78
	Amortization(3)	61	7	7	328	403	322		21	54		6
	Other non-interest expenses	3,609	1,090	1,053	505	6,257	5,450		293	385		129
	Income (loss) before income taxes and non-controlling interests	2,124	284	(766)	(23)	1,619	2,412		(70)	532		(1,255)
	Income tax expense (benefit)	607	95	(294)	16	424	813		(51)	66		(404)
	Non-controlling interests	–	–	–	21	21	–		–	21		–
	Net income (loss)	$ 1,517	$ 189	$ (472)	$ (60)	$ 1,174	$ 1,599		$ (19)	$ 445		$ (851)
	Average assets(4)	$ 248,390	$ 2,929	$ 110,832	$ (11,445)	$ 350,706	$ 265,670		$ 19,828	$ 27,373		$ 37,835

(1)	Net income (loss) and average assets are allocated based on the geographic location where they are recorded.

(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(3)	Includes amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(5)	Certain prior year information has been restated to conform to the presentation adopted in the current year.

n/a	Not applicable.

190	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

The following table provides a breakdown of revenue from our segments:

$ millions, for the year ended October 31	2011	2010	2009
Retail and Business Banking
Personal banking	$6,463	$6,260	$5,753
Business banking	1,403	1,370	1,299
Other	99	(57)	71
	$7,965	$7,573	$7,123
Wealth Management
Retail brokerage	$1,082	$987	$919
Asset management	456	392	366
Private wealth management	98	100	99
	$1,636	$1,479	$1,384
Wholesale Banking
Capital markets	$924	$1,002	$1,251
Corporate and investment banking	950	714	690
Other	1	(2)	(1,429)
	$1,875	$1,714	$512
Corporate and Other
International banking	$549	$636	$765
Other	224	683	144
	$773	$1,319	$909

Note 30	Financial instruments – disclosures

Certain disclosures required by the CICA handbook section 3862 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by the handbook section. The following table provides a cross referencing of those disclosures to the MD&A.

Description	Section

For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.

Risk overview Credit risk Market risk Liquidity risk Operational risk Reputation and legal risk Regulatory risk
Credit risk – gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk – trading portfolios – Value-at-Risk (VaR); non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk – liquid assets, maturity of financial liabilities, and credit and liquidity commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel II guidelines, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the drawn exposure to credit risk under advanced internal ratings-based (AIRB) and standardized approaches, displayed in both accounting categories and Basel II portfolios.

CIBC 2011 ANNUAL REPORT	191

Consolidated financial statements

$ millions as at October 31
	Accounting categories			Basel II portfolios
		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Securitization
2011	Non-interest-bearing deposits with banks	$3	$–	$418	$–	$–	$–	$–
	Interest-bearing deposits with banks	–	559	3,604	–	–	–	–
	Securities
	Trading	65	143	–	–	–	–	561
	AFS	2,885	17,792	5,490	–	–	–	2,101
	FVO	157	19,907	–	–	–	–	–
	Loans and acceptances
	Residential mortgages	582	1,514	–	96,595	–	–	–
	Personal	214	–	–	20,640	7,242	6,756	–
	Credit card(1)	–	–	–	–	14,052	1,751	–
	Business and government	38,888	3,137	693	–	–	1,984	4,422
	Other assets	274	456	4,609	7	44	13	36
	Total credit exposure	$43,068	$43,508	$14,814	$117,242	$21,338	$10,504	$7,120
2010	Non-interest-bearing deposits with banks	$–	$231	$632	$–	$–	$–	$–
	Interest-bearing deposits with banks	10	2,688	6,833	–	–	–	–
	Securities
	Trading	2	260	–	–	–	–	760
	AFS	1,354	18,047	3,692	–	–	–	2,413
	FVO	105	22,191	133	–	–	–	–
	Loans and acceptances
	Residential mortgages	543	1,382	–	90,732	–	–	–
	Personal	210	–	6	20,292	6,757	7,036	–
	Credit card(1)	–	–	–	–	13,948	1,969	–
	Business and government	33,523	2,206	807	–	–	1,961	7,428
	Other assets	270	568	5,233	10	38	26	71
	Total credit exposure	$36,017	$47,573	$17,336	$111,034	$20,743	$10,992	$10,672

(1)	Credit card loans included for Basel II purposes is higher than the amount recorded on the consolidated balance sheet as we are required to hold regulatory capital for the underlying securitized credit card receivables (both for Cards II and Broadway trusts) as if they had remained on our consolidated balance sheet.

192	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Note 31	Reconciliation of Canadian and U.S. generally accepted accounting principles

CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP was applied in the preparation of the consolidated financial statements. We have not included a consolidated statement of cash flows prepared under U.S. GAAP because the differences from the consolidated statement of cash flows prepared under Canadian GAAP are not material.

Condensed consolidated balance sheet

$ millions, as at October 31			2011			2010(1)
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
ASSETS
Cash and non-interest-bearing deposits with banks	$1,855	$–	$1,855	$2,190	$ –	$2,190
Interest-bearing deposits with banks	4,442	(781)	3,661	9,862	(956)	8,906
Securities
Trading	32,797	(66)	32,731	28,557	(414)	28,143
AFS	29,212	2,164	31,376	26,621	5,906	32,527
FVO	20,064	(11,023)	9,041	22,430	–	22,430
Cash collateral on securities borrowed	1,838	–	1,838	2,401	–	2,401
Securities borrowed or purchased under resale agreements	26,002	(362)	25,640	34,941	(219)	34,722
Loans	185,018	9,528	194,546	176,892	(8,820)	168,072
Other
Derivative instruments	28,259	29	28,288 (2)	24,682	–	24,682(2)
Customers’ liability under acceptances	9,361	–	9,361	7,684	–	7,684
Land, buildings and equipment	1,676	(2)	1,674	1,660	(4)	1,656
Goodwill	1,894	(2)	1,892	1,913	3	1,916
Software and other intangible assets	654	(21)	633	609	–	609
Equity-accounted investments in associates	1,128	15	1,143	298	10	308
Other assets	9,499	393	9,892	11,300	245	11,545
	$353,699	$(128)	$353,571	$352,040	$ (4,249)	$347,791
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$255,409	$(280)	$255,129	$246,671	$ (4,896)	$241,775
Obligations related to securities sold short	10,316	611	10,927	9,673	(522)	9,151
Cash collateral on securities lent	2,850	–	2,850	4,306	–	4,306
Obligations related to securities lent or sold under repurchase agreements	11,456	–	11,456	23,914	–	23,914
Other
Derivative instruments	29,807	(40)	29,767 (2)	26,489	(4)	26,485(2)
Acceptances	9,396	–	9,396	7,684	–	7,684
Other liabilities	11,823	998	12,821	12,572	2,517	15,089
Subordinated indebtedness	5,138	–	5,138	4,773	–	4,773
Shareholders’ equity
Preferred shares	2,756	–	2,756	3,156	–	3,156
Common shares	7,376	(83)	7,293	6,804	(86)	6,718
Non-controlling interests	164	–	164	168	–	168
Contributed surplus	90	(3)	87	96	3	99
Retained earnings	7,605	13	7,618	6,095	208	6,303
AOCI
Net foreign currency translation adjustments	(650)	(330)	(980)	(575)	(326)	(901)
Net unrealized gains (losses) on AFS securities	167	31	198	197	(176)	21
Net gains (losses) on cash flow hedges	(4)	–	(4)	17	(17)	–
Net unrecognized post-retirement obligations	–	(1,045)	(1,045)	–	(950)	(950)
	$353,699	$(128)	$353,571	$352,040	$ (4,249)	$347,791

(1)	Certain prior year balances have been restated to conform to the presentation adopted in the current year.

(2)	The positive and negative fair values of the derivative contracts are stated before the effect of master netting agreements of $20,728 million (2010: $16,967 million). If we had adopted the offsetting provisions of FASB Staff Position ASC 815-10-45 (FIN 39-1), Amendment of FASB Interpretation 39, the net derivative fair value assets and liabilities would be $10,432 million (2010: $10,777 million) and $13,413 million (2010: $14,408 million), respectively.

CIBC 2011 ANNUAL REPORT	193

Consolidated financial statements

Condensed consolidated statement of operations

$ millions, except share and per share amounts, for the year ended October 31	2011	2010 (1)	2009 (1)
Net income as reported, based on Canadian GAAP	$ 3,079	$2,452	$1,174
Net interest income
Reclassification of certain financial assets	$ 42	$81	$127
Joint ventures	(40)	(31)	(39)
Preferred share liabilities	–	35	31
Variable interest entities	559	–	–
Non-interest income
Leveraged loans held for sale	41	36	124
Joint ventures	(83)	(93)	(100)
Reclassification of certain financial assets and OTTI	(369)	562	(32)
Capital repatriation	(17)	(411)	49
Derivative instruments and hedging activities	328	(422)	25
Day 1 P&L reversal	–	(1)	(4)
Business combination	–	(2)	–
Equity accounting	5	(4)	3
Insurance reserves and deferred acquisition costs	(10)	(8)	(13)
Variable interest entities	(385)	–	–
Non-interest expenses
Joint ventures	96	98	111
Contingent liabilities	(10)	–	–
Employee future benefits	(3)	16	(18)
Stock-based compensation	(23)	–	(29)
Variable interest entities	(279)	–	–
Non-controlling interests	10	27	21
Net change in income taxes due to the above noted items	80	465	(65)
	(58)	348	191
Net income based on U.S. GAAP	3,021	2,800	1,365
Net income attributable to non-controlling interests based on U.S. GAAP	10	27	21
Net income attributable to shareholders based on U.S. GAAP	3,011	2,773	1,344
Preferred share dividends and premiums	(177)	(205)	(193)
Net income attributable to common shareholders	$ 2,834	$2,568	$1,151
Weighted-average basic shares outstanding (thousands)	396,233	387,802	381,677
Add: stock options potentially exercisable	864	1,005	777
Weighted-average diluted shares outstanding (thousands)	397,097	388,807	382,454
Basic EPS	$ 7.15	$6.62	$3.02
Diluted EPS	$ 7.14	$6.60	$3.01

(1)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

Condensed consolidated statement of comprehensive income (loss)

$ millions, for the year ended October 31	2011	2010	2009
Net income attributable to shareholders based on U.S. GAAP	$3,011	$2,773	$1,344
Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments	(79)	(195)	(138)
Net change in AFS securities(1)	190	(252)	372
Net change in cash flow hedges	(4)	9	(26)
Change in unrecognized pension and post-retirement obligations	(95)	(246)	(236)
Total OCI	12	(684)	(28)
Comprehensive income	$3,023	$2,089	$1,316

(1)	Net of reclassification adjustments for net realized gains (losses) (including OTTI) included in net income of ($191) million (2010: $230 million; 2009: $236 million).

The income tax (expense) benefit allocated to each component of OCI is presented in the table below.

$ millions, for the year ended October 31	2011	2010	2009
Net foreign currency translation adjustments	$(3)	$(11)	$(35)
Net change in AFS securities	(84)	98	(99)
Net change in cash flow hedges	3	–	4
Net change in unrecognized pension and post-retirement obligations	35	85	85
	$(49)	$172	$(45)

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Consolidated financial statements

Financial Accounting Standards Board (FASB) Codification

FASB Accounting Standards Codification (ASC) 105 (Statements of Financial Accounting Standards (SFAS 168)), “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 (The FASB Codification)” identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the U.S. The FASB codification was effective for us beginning May 1, 2009.

Equity accounting adjustments

Both Canadian and U.S. GAAP require the use of the equity method to account for such investments when the investor exerts significant influence. Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis, whereas U.S. GAAP requires the use of the equity method to account for such limited partnership investments when the equity interest is more than minor.

Employee future benefits

As a result of the difference in the timing and the method of adoption of the accounting requirements for employee future benefits under Canadian and U.S. GAAP, there will continue to be an adjustment to U.S. GAAP earnings until the respective transition date unamortized balances are fully amortized under both Canadian and U.S. GAAP.

In addition, actuarial gains and losses relating to post-employment benefits are not permitted to be deferred under U.S. GAAP.

Furthermore, under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income.

FASB ASC 715 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-Retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” also requires the recognition of the funded status of a defined benefit post-retirement plan as an asset or liability on its consolidated balance sheet. As a result, the unamortized balances are reported as a component of AOCI. The net periodic benefit expense expected to be reclassified to income from OCI for 2012 is $105 million.

FASB ASC 715 (SFAS 158) requires the date at which the benefit obligation and plan assets are measured to be the fiscal year end date. Effective the year beginning November 1, 2008, we changed our measurement date for accrued benefit obligations and the fair value of plan assets related to our employee defined benefit plans from September 30 to October 31.

Stock-based compensation

FASB ASC 718 (SFAS 123(R)) “Share-based Payment” requires companies to measure and record compensation expense for stock options and other equity settled share-based payments based on the instruments’ fair value on the grant date. The standard requires the cost of awards to be recognized in the consolidated statement of operations over the vesting period. Under Canadian GAAP we recognize compensation expense in the year of grant for past service awards regardless of the vesting provisions. In addition, forfeitures are required to be estimated upfront under U.S. GAAP, whereas under Canadian GAAP forfeitures are recognized as incurred.

Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised for cash. Under U.S. GAAP, for SARs granted prior to the date of adoption of FASB ASC 718 (SFAS 123(R)), FASB Interpretation No. (FIN) 28, “Accounting for SARs and Other Variable Stock Option or Award Plans” continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.

Liabilities and equity

Under Canadian GAAP, preferred shares that are convertible into a variable number of common shares at the option of the holder are presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares are treated as interest expense within the consolidated statement of operations rather than as dividends within the consolidated statement of changes in shareholders’ equity.

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Consolidated financial statements

As described in Note 17 to the consolidated financial statements, we redeemed all of our outstanding preferred share liabilities (non-cumulative Class A Preferred Shares Series 19 and Series 23) on October 31, 2010. As a result, the balance sheet reclassification from liabilities to shareholders’ equity under U.S. GAAP is no longer required. The related dividend payments and redemption loss of these preferred shares had no impact on U.S. GAAP earnings.

Capital repatriation

Certain of our self-sustaining foreign subsidiaries have repatriated capital by returning capital and distributing dividends to the domestic parent entity. Canadian GAAP requires that a proportionate amount of gains and losses accumulated in the net foreign currency translation adjustments component within AOCI be recognized in earnings when there has been a reduction in the net investment of a self-sustaining foreign operation. U.S. GAAP prohibits such recognition except where the foreign operation has either been sold or has been completely or substantially liquidated. Accordingly, during the year, we adjusted the Canadian GAAP results by decreasing non-interest income by $17 million (2010: decreased non-interest income by $411 million) and decreasing tax expense by $21 million (2010: decreased tax expense by $528 million). This also increased the foreign currency translation adjustment component within OCI by $4 million (2010: increased by $117 million).

Income taxes

Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are considered substantively enacted. Under U.S. GAAP, only enacted tax rates under current legislation are required to be used.

Accounting for uncertainty in income taxes

FASB ASC 740 (FIN 48) “Accounting for Uncertainty in Income Taxes” clarifies the accounting for income taxes by prescribing a “more likely than not” recognition threshold that a tax position is required to meet before being recognized in the financial statements. FASB ASC 740 (FIN 48) also provides guidance on the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. We have assessed that the application of FASB ASC 740 (FIN 48) does not result in any adjustment to our Canadian GAAP consolidated financial statements.

Credit derivatives and standby and performance letters of credit

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed a reference asset) from one counterparty to another.

The following table presents a summary of the notional and fair value amounts of credit derivatives that we sold and the purchased credit derivatives with identical underlyings:

		Protection sold		Protection purchased with identical underlyings
$ millions, as at October 31		Maximum payout/ notional	Fair value	Maximum payout/ notional	Fair value (net of CVA)	Net protection sold

2011	Credit derivatives
	Credit default swaps – written	$7,642	$ (1,643)	$6,124	$398	$1,518
	Total return swaps – payable	2,612	(137)	2,430	87	182
		$10,254	$ (1,780)	$8,554	$485	$1,700
2010	Credit derivatives
	Credit default swaps – written	$12,080	$ (1,883)	$9,981	$651	$2,099
	Total return swaps – payable	2,982	(156)	2,982	107	–
		$15,062	$ (2,039)	$12,963	$758	$2,099

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Consolidated financial statements

The following table summarizes the maturity and ratings profile of credit protection sold. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the external rating of the assets underlying the tranches referenced by the contracts. A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the assets, subordination (i.e. the attachment point), and deal-specific structures such as tests/triggers.

		Notional amount				Fair
$ millions, as at October 31		Less than 1 year	1–5 years	Over 5 years	Total	value
2011	Risk rating of underlying assets
	Investment grade	$104	$231	$3,684	$4,019	$ (186)
	Non-investment grade	–	3,762	747	4,509	(1,502)
	Unrated	–	934	792	1,726	(92)
		$104	$4,927	$5,223	$10,254	$ (1,780)
2010	Risk rating of underlying assets
	Investment grade	$67	$2,512	$4,027	$6,606	$ (204)
	Non-investment grade	5	728	5,694	6,427	(1,733)
	Unrated	4	682	1,343	2,029	(102)
		$76	$3,922	$11,064	$15,062	$ (2,039)

Standby and performance letters of credit

The following table summarizes the maximum possible future payout on standby and performance letters of credit, based on notional amounts, by the ratings profiles of our customers. The rating scale is representative of the payment or performance risk to us under the guarantee and is based on our internal risk ratings, which generally correspond to ratings defined by Standard & Poor’s (S&P) and Moody’s Investors Service (Moody’s).

$ millions, as at October 31	2011	2010
Risk rating of customers
Investment grade	$4,563	$3,954
Non-investment grade	1,603	1,572
Unrated	157	195
	$6,323	$5,721

Derivative instruments and hedging activities

Canadian GAAP derivative and hedge accounting is substantially harmonized with U.S. GAAP. However, U.S. GAAP reported earnings may exhibit significant volatility in any given period relative to Canadian GAAP because:

•	We elect not to designate certain derivatives as hedges for U.S. GAAP accounting purposes;
•	Canadian GAAP permits the use of cash instruments for certain foreign currency hedges, which is disallowed under U.S. GAAP; and
•	Our residential mortgage commitments are treated as derivatives carried at fair value only under Canadian GAAP.

FASB ASC 815 (SFAS 161), “Disclosures about Derivative Instruments and Hedging Activities,” an amendment of FASB ASC 815 (SFAS 133) “Accounting for Derivative Instruments and Hedging Activities,” requires an entity to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses on derivatives; as well as credit-risk-related contingent features in derivative agreements. Most of this disclosure is presented in Note 14 to the consolidated financial statements with the incremental requirements under FASB ASC 815 (SFAS 161) presented below.

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Consolidated financial statements

The following tables provide the derivatives-related gains (losses), before taxes, recognized in the U.S. GAAP consolidated statement of operations and OCI. Net gains of $12 million on items hedged under fair value hedges are included in net interest income for the year ended October 31, 2011 (2010: $44 million).

		Gains (losses) recognized in the consolidated statement of operations
		Net interest income			Non-interest income
			Recognized	Recognized		Recognized	Recognized	Gains/(losses)
		Directly	as hedge	on transfer	Directly	as hedge	on transfer	recognized
$ millions, for the year ended October 31		recognized	ineffectiveness	from AOCI	recognized	ineffectiveness	from AOCI	in OCI
2011	Derivatives held for ALM
	Interest rate derivatives
	Cash flow hedges	$–	$–	$16	$–	$–	$–	$ –
	Fair value hedges	(16)	(3)	n/a	–	–	n/a	n/a
	Economic hedges(1)	–	n/a	n/a	(107)	n/a	n/a	n/a
	Foreign exchange derivatives
	Cash flow hedges	–	–	–	–	(1)	(17)	(9)
	NIFO hedges	n/a	n/a	n/a	10	–	–	(23)
	Credit and equity derivatives
	Economic hedges	–	n/a	n/a	(52)	n/a	n/a	n/a
		$(16)	$(3)	$16	$(149)	$(1)	$(17)	$ (32)
2010	Derivatives held for ALM
	Interest rate derivatives
	Cash flow hedges	$–	$–	$18	$–	$–	$–	$ –
	Fair value hedges	(35)	8	n/a	–	–	n/a	n/a
	Economic hedges(1)	–	n/a	n/a	(854)	n/a	n/a	n/a
	Foreign exchange derivatives
	Cash flow hedges	–	–	–	–	(11)	(27)	(5)
	NIFO hedges	n/a	n/a	n/a	1	–	25	41
	Credit and equity derivatives
	Economic hedges	–	n/a	n/a	(25)	n/a	n/a	n/a
		$(35)	$8	$18	$(878)	$(11)	$(2)	$ 36

(1)	Includes derivative instruments held to economically hedge FVO financial instruments.

n/a	Not applicable.

$ millions, for the year ended October 31	2011	2010
Derivatives held for trading
Interest rate	$60	$26
Foreign exchange	313	301
Equity	(352)	(90)
Commodities	116	85
Structured credit and others	(121)	100
	$16	$422

Contingent features

Certain derivative instruments contain provisions that require our debt to maintain an investment grade credit rating from each of the major credit rating agencies. If our debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payments or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on October 31, 2011, was $5.4 billion (2010: $6.0 billion), for which we have posted collateral of $4.8 billion (2010: $5.5 billion) in the normal course of business. If the credit-

risk-related contingent features underlying these agreements were triggered on October 31, 2011, we would be required to post an additional $89 million (2010: $95 million) of collateral to our counterparties.

Insurance accounting

Policy benefit liabilities and policy acquisition costs

Under U.S. GAAP, the liabilities for traditional term and accidental death insurance contracts are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. Under

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Consolidated financial statements

Canadian GAAP, the liabilities for insurance contracts are determined using the Canadian asset liability method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions.

Under U.S. GAAP, the policy acquisition costs, which vary with and are primarily related to the production of new business, are deferred and amortized in proportion to the premium revenue. Under Canadian GAAP, the costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in insurance claims and policy benefit liabilities.

Trade date accounting

For securities transactions, the trade date basis of accounting is used under U.S. GAAP. Under Canadian GAAP, the settlement date basis of accounting is used.

Joint ventures

Our investments in joint ventures other than VIEs are accounted for using proportionate consolidation under Canadian GAAP and accounted for using the equity method under U.S. GAAP.

Leveraged loans held for sale

Leveraged loans held for sale are accounted for at lower of cost or market value under U.S. GAAP, while under Canadian GAAP they are carried at amortized cost subject to impairment. Leveraged loans held for sale are valued using valuation techniques based on non-market observable inputs (Level 3) that are primarily derived based on market observable indices of the European leveraged loan market.

Reclassification of certain financial assets

On August 1, 2008, certain trading financial assets, for which no active trading market existed and which management intended to hold to maturity or for the foreseeable future, were reclassified as HTM and AFS under Canadian GAAP. Subsequently as a result of amendments to CICA handbook section 3855 “Financial Instruments – Recognition and Measurement,” with effect from November 1, 2008, we were required to reclassify all of our HTM securities to loans and receivables. The loans and receivables category does not contain a requirement to hold these securities to maturity.

Under U.S. GAAP, we also reclassified certain trading financial assets to HTM and AFS, but did so on October 31, 2008. On October 31, 2009, we evaluated the appropriateness of the classification of our HTM securities. Due to the change in the requirements of our primary GAAP, we could no longer demonstrate the positive intent to hold these securities to maturity. Therefore we reclassified these securities to AFS effective October 31, 2009. Since the reclassification does not qualify under the exemption provisions for the sale or transfer of HTM securities under FASB ASC 320 (SFAS 115), the reclassification decision is deemed to have “tainted” the HTM category and, accordingly, we are not permitted to prospectively classify any securities as HTM for a period of two years from the time of tainting.

Due to the difference in the timing of the reclassification under U.S. GAAP, additional unrealized pre-tax MTM losses on the reclassified trading assets of $612 million were included in the U.S. GAAP net loss for 2008. Additional pretax interest income of $40 million (2010: $81 million) is included in U.S. GAAP earnings in the current year. The securities that were originally reclassified from HTM to AFS had a carrying value of $4,083 million and a fair value of $3,974 million as at October 31, 2011 (2010: $5,486 million and $5,674 million, respectively). The realized and unrealized gain (loss) related to these securities was $(313) million and $37 million, respectively for 2011 (2010: $293 million and $(371) million).

Fair value measurement

FASB ASC 820 (SFAS 157) “Fair Value Measurements and Disclosures” establishes a framework for measuring fair value and prescribes a three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair value of assets and liabilities. Note 2 of the consolidated financial statements provides additional disclosure as to the classification of financial instruments into Levels 1, 2 and 3 of the fair value hierarchy.

FASB ASC 820 (SFAS 157) defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It requires an entity to maximize the use of observable inputs and requires consideration of the entity’s own credit risk when measuring the fair value of liabilities.

While FASB ASC 820 (SFAS 157) is largely consistent with the fair value measurement guidance contained in CICA handbook section 3855 and section 3862, the following key differences do exist:

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Consolidated financial statements

•

Under FASB ASC 820 (SFAS 157), the transaction to sell the asset or transfer the liability takes place in the principal market, whereas Canadian GAAP assumes the transaction to take place in the most advantageous market. In practice, the most advantageous market is generally the principal market.

•

Under FASB ASC 820 (SFAS 157), recognition of inception gains/losses for derivatives is permitted if the determination of fair value includes the use of non-observable market inputs whereas Canadian GAAP requires deferral of inception gains/losses in such cases.

Fair value measurement – financial assets and liabilities

FASB Accounting Standards Update (ASU) 2009-05 “Fair Value Measurements and Disclosure (FASB ASC 820) – Measuring Liabilities at Fair Value” provides clarification as to how to value a liability where a quoted price in an active market for an identical liability is not available. The update also specifies that the fair value of the liability can be measured in relation to the quoted price of the identical or similar liability when it is traded as an asset in an active market. In addition, it clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability.

In January 2010, the FASB issued FASB ASU 2010-06 “Fair Value Measurement and Disclosure (FASB ASC 820): Improving Disclosures about Fair Value Measurements.” This update requires new disclosure of transfers in and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The update was effective for us on October 31, 2010 except that separate disclosures about purchases, sales, issuances and settlements relating to Level 3 financial instruments were effective for our fiscal year beginning on November 1, 2010. Note 2 of the consolidated financial statements provides the disclosure of inputs and valuation techniques used to measure fair value.

Fair value measurement for financial assets and liabilities measured at fair value on a non-recurring basis

In addition to the fair value measurement disclosures for financial instruments that are carried at fair value, FASB ASC 820 (SFAS 157) also requires disclosure for financial instruments measured at fair value on a non-recurring basis. For the year ended October 31, 2011, we have certain equity securities and leveraged loans that are measured at fair value on a non-recurring basis using non-observable market inputs (Level 3). The equity securities have been written down to their fair value of $17 million (2010: $79 million) to reflect an other-than-temporary impairment of $13 million (2010: $48 million). The carrying value of leveraged loans held for sale has been reduced by $92 million (2010: $112 million) to reflect their current market value of $311 million (2010: $550 million).

Fair value measurement – non-financial assets and liabilities

Non-financial assets and liabilities are normally carried at cost and fair value measurements would only be applicable on a non-recurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.

For the year ended October 31, 2011, certain foreclosed assets were classified as held for sale. The carrying value for these assets is at the lower of cost or fair value less cost to sell. Fair value for these assets is determined using valuation techniques. As at October 31, 2011, the fair value of these assets was approximately $53 million (2010: $63 million) and they were classified as Level 3 in the fair value hierarchy.

Additional guidance and disclosures on fair value measurement and other-than-temporary impairment of securities

The following FASB Staff Positions (FSPs) provide additional application guidance and require enhancements to disclosures regarding fair value measurements and OTTI of securities.

•

FASB ASC 820-10-65 (FSP FAS 157-4), “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” provides additional factors to consider when measuring the fair value of an asset or liability when there has been a significant decrease in the level of market activity for the instrument and quoted prices are associated with transactions that are not considered to be orderly. It also expands the disclosure requirements for the fair value of financial instruments.

•

FASB ASC 320-10-65-1 (FSP FAS 115-2 and FAS 124-2), “Recognition and Presentation of Other-than-Temporary Impairments,” amends the impairment assessment guidance and recognition principles of OTTI for debt securities and enhances the presentation and disclosure requirements for debt and equity securities. The FSP requires an entity to recognize an OTTI when the entity intends to sell the security, it is more likely than not that it will be required to sell the security before recovery, or when the entire amortized cost basis of the security will not be recovered. When an entity intends to sell the

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Consolidated financial statements

security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis less any current-period credit loss, the OTTI is recognized in earnings equal to the difference between fair value and amortized cost at the balance sheet date. In all other situations, the impairment is separated into an amount representing credit loss and amount relating to all other factors. The impairment related to credit loss is recognized in earnings and impairment related to other factors is recognized in OCI.

Offsetting of amounts related to certain contracts

FASB ASC 815-10-45 (FSP FIN 39-1), “Amendment of FASB FIN 39,” permits an entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. We elected not to apply the offsetting provisions.

Investments in certain entities that calculate net asset value per share

FASB ASU 2009-12 “Fair Value Measurements and Disclosure (FASB ASC 820) – Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)” provides guidance on measuring the fair value of an investment in an investment company that does not have a readily determinable fair value. It permits entities to use net asset value as a practical expedient to measure the fair value of the investments. Additional disclosures are also required regarding the nature and risk of the investments. Our investments include certain limited partnerships held in our merchant banking portfolio where we are a limited partner. Fair value of these investments is based on the net asset value provided by third-party fund managers and is adjusted for more recent information where available and appropriate. As at October 31, 2011, the fair value of these investments in limited partnerships was $497 million (2010: $475 million) and our unfunded commitment was $157 million (2010: $152 million). These limited partnerships typically have a 10-year commitment period with varying extension terms.

Business combinations

FASB ASC 805 (SFAS 141(R)), which replaces SFAS 141, “Business Combinations” improves the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial reports about a business combination and its effects. FASB ASC 805 (SFAS 141(R)) retains the fundamental concepts of SFAS 141 and requires the acquisition method of accounting and the identification of an acquirer for all business combinations.

Upon the adoption of FASB ASC 805 the following differences exist:

•	An acquirer should recognize the identifiable assets, liabilities, and non-controlling interests in the acquiree at the full amounts of their fair value in a step acquisition;

•

An acquirer should measure assets or liabilities arising from a contingency at their acquisition date fair value. Subsequently, the acquirer should evaluate new information and measure a liability at the higher of its acquisition date fair value or the amount that would be recognized if applying FASB ASC 450 (SFAS 5), “Contingencies,” and measure an asset at the lower of its acquisition date fair value or the best estimate of its future settlement amount;

•	An acquirer must expense acquisition-related and restructuring costs; and

•	Non-controlling interests in subsidiaries are initially measured at fair value and classified as a separate component of equity.

Note 3 of the consolidated financial statements provides disclosure of the acquisitions made during the year. With the adoption of FASB ASC 805 during the year ended October 31, 2010, we recognized a contingent consideration agreement with a fair value of $5 million on the acquisition date, related to the CIT transaction. We also expensed acquisition-related costs of nil (2010: $2 million) relating to the acquisitions made during the year.

Accounting for non-controlling interests

FASB ASC 810 (SFAS 160), “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” requires the following retroactive changes in presentation:

•	Non-controlling interests will be separately presented in equity, rather than in the mezzanine section of the balance sheet; and

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Consolidated financial statements

•

Consolidated net income will no longer be adjusted for the non-controlling interests, although the amount of consolidated net income attributable to the parent and to non-controlling interests must be clearly identified and presented on the consolidated statement of operations and the consolidated net income will be required to be adjusted by the portion attributable to the non-controlling interests for the purposes of calculating EPS.

In addition, this standard requires the following prospective changes in measurement:

•

A loss of control of an entity that results in a deconsolidation will require a remeasurement of the fair value of the retained ownership interest in the entity with the offset recognized in the consolidated statement of operations; and

•	A change in the ownership interest in an entity that is controlled both before and after the change will be treated as an equity transaction.

Under this standard, $164 million of non-controlling interests as at October 31, 2011 (2010: $168 million) have been reclassified from liabilities to shareholders’ equity.

Disclosure about post-retirement benefit plan assets

In December 2008, the FASB issued FASB ASC 715-20 (FAS 132(R)-1), “Employer’s Disclosures about Postretirement Benefit Plan Assets.” This guidance requires an employer to disclose the following:

•	How investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;

•	The major categories of plan assets;

•	The inputs and valuation techniques used to measure the fair value of plan assets;

•	The effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period;

•	Significant concentration of risk within plan assets; and

•	A description of the basis used to determine the overall expected long-term rate of return on assets assumption.

The majority of this disclosure is presented in Note 21 to the consolidated financial statements, with the incremental disclosures provided below.

The inputs and valuation techniques used to measure the fair value of plan assets is included below:

•

Short-term investments, including Government of Canada treasury bills, overnight deposits and foreign currency denominated short-term investments, including any related foreign exchange gain or loss, are recorded at cost and valued at cost plus accrued interest, which approximates fair value;

•	Bond prices are provided by independent pricing services that calculate bond prices based on price quotations from recognized securities dealers;

•

Equities listed on a public stock exchange are valued at their closing sale price at the date of the consolidated statement of net assets available for benefits. Equities not traded on that date are valued at the most recent traded prices. Where equities are not listed on a public stock exchange, the quoted market prices for similar securities or other third-party evidence are used to determine fair value;

•	Pooled fund investments are valued at the unit values supplied by the pooled fund administrators, which represent the underlying net assets at fair values determined using closing market prices;

•

Income producing real estate is carried at appraised values determined at least bi-annually by professionally qualified independent appraisers. For those appraisals not performed near the date of the consolidated statement of net assets available for benefits by independent appraisers, the appraisals are updated internally at that date. At the date of the consolidated statement of net assets available for benefits, approximately one quarter of the properties were appraised by independent appraisers. The appraisals are in accordance with generally accepted appraisal practices and procedures, based mainly on discounted cash flows;

•

The fair value of a private equity investment is based on the net asset value provided by the partnership’s general partner, unless there is a specific and objectively verifiable reason to vary from the value provided by the general partner;

•	Exchange-traded futures contracts are valued at quoted market prices; and

•	Fair value of OTC currency forward contracts is based on the market price of the underlying currency at the reporting date.

The remaining incremental disclosure is presented in the table below that presents the level in the fair value hierarchy into which the defined benefit pension plans and other funded benefit plan assets and liabilities are categorized.

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		Pension benefit plans			Other benefit plans
		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
$ millions, as at October 31		Quoted market price	Valuation technique – observable market inputs	Valuation technique – non–observable market inputs	Quoted market price	Valuation technique – observable market inputs	Valuation technique – non–observable market inputs
2011	Assets(1)
	Equity securities
	Canadian equity	$ 809	$ 30	$ –	$ –	$ –	$ –
	Non-Canadian equity	412	1,172	–	–	–	–
	Debt securities				–	–	–
	Short-term investments	126	42	–	–	–	–
	Canadian bonds	192	1,533	–	–	24	–
	Non-Canadian bonds	–	266	–	–	–	–
	Real estate investments	–	–	30	–	–	–
	Derivative instruments	7	2	–	–	–	–
	Other	–	–	153	–	–	–
	Total assets	$ 1,546	$ 3,045	$ 183	$ –	$ 24	$ –
	Liabilities(1)
	Derivative instruments	$ –	$ –	$ –	$ –	$ –	$ –
	Total liabilities	$ –	$ –	$ –	$ –	$ –	$ –
2010	Assets(1)(2)
	Equity securities
	Canadian equity	$ 582	$ 32	$ –	$ –	$ –	$ –
	Non-Canadian equity	755	638	–	–	–	–
	Debt securities
	Short-term investments	310	168	–	–	–	–
	Canadian bonds	251	1,402	–	–	26	–
	Non-Canadian bonds	–	213	–	–	–	–
	Real estate investments	–	–	172	–	–	–
	Derivative instruments	15	–	–	–	–	–
	Other	–	–	114	–	–	–
	Total assets	$ 1,913	$ 2,453	$ 286	$ –	$ 26	$ –
	Liabilities(1)
	Derivative instruments	$ –	$ (4)	$ –	$ –	$ –	$ –
	Total liabilities	$ –	$ (4)	$ –	$ –	$ –	$ –

(1)	Excludes assets and liabilities of these plans not measured at fair value.

(2)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

There were no transfers between levels during the year.

The changes in fair value of Level 3 assets are summarized as follows:

			Net gains (losses)		Purchases,
		Opening	included in income		(sales) and	Closing
$ millions, as at or for the year ended October 31		balance	Realized	Unrealized	(settlements)	balance
2011	Real estate investment	$172	$68	$(43)	$ (167)	$30
	Infrastructure	114	–	13	26	153
		$286	$68	$(30)	$ (141)	$183
2010(1)	Real estate investment	$152	$11	$14	$ (5)	$172
	Infrastructure	120	–	(2)	(4)	114
		$272	$11	$12	$ (9)	$286

(1)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

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Contingent liabilities

FASB ASC 450 (SFAS 5), “Contingencies” governs the disclosure and recognition of loss contingencies, including potential losses from litigation and regulatory matters. FASB ASC 450 requires accrual for a loss contingency when it is probable that one or more future events will occur confirming the fact of loss and the amount of the loss can be reasonably estimated. FASB ASC 450 also requires disclosure of a loss contingency if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and there is no accrual for the loss because the conditions described above are not met. The majority of this disclosure is presented in Note 24 to the consolidated financial statements with the incremental requirements under FASB ASC 450 presented below.

In view of the inherent unpredictability of outcomes in litigation and regulatory matters, particularly where: (i) the damages sought are substantial or indeterminate; (ii) the proceedings are in the early stages; or (iii) the matters involve novel legal theories or a large number of parties, there is considerable uncertainty concerning possible eventual loss, if any, associated with each such matter. In accordance with applicable accounting guidance, CIBC establishes reserves for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. CIBC will continue to monitor such matters for developments that could affect the amount of the reserve, and will adjust the reserve amount as appropriate. If the loss contingency in question is not both probable and reasonably estimable, CIBC does not establish a reserve and the matter will continue to be monitored for any developments that would make the loss contingency both probable and reasonably estimable. CIBC believes that its total accruals for legal proceedings are appropriate and, in the aggregate, are not material to the consolidated financial position of CIBC, although future accruals could have a material effect on net income in a given period. For certain of those matters described herein for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), CIBC is currently unable to estimate a range of reasonably possible loss.

The actual cost of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Although there can be no assurance as to the ultimate outcome, CIBC has generally denied, or believes we have a meritorious defence and will deny, liability in all significant litigation pending against us, including the matters described below, which we intend to defend vigorously:

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks damages of $10 billion under the Ontario Securities Act claim. The plaintiffs’ motions for leave to file the statement of claim and for class certification are scheduled to be heard in February 2012.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco v. CIBC) and in the Quebec Superior Court (Gaudet v. CIBC). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In February 2010, the motion judge awarded CIBC $525,000 for its costs in defending the certification motion. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two to one majority. In January 2011, the Court of Appeal granted the plaintiff leave to appeal the decision denying certification. The appeal was scheduled to be heard November 30 and December 1, 2011.

Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc.

In 2008, this proposed class action was filed in the Ontario Superior Court of Justice against CIBC World Markets Inc. claiming $350 million for unpaid overtime on behalf of investment bankers, investment advisors, traders, analysts, and others and an additional $10 million in punitive damages. In 2009, the plaintiff amended the statement of claim adding CIBC as a co-defendant and adding a new plaintiff. The proposed amended class includes all analysts and investment advisors level 6 and above in Ontario who were not paid overtime or treated as eligible for overtime. The class certification motion is scheduled to be heard in January 2012.

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VISA credit card class actions:

Marcotte v. Bank of Montreal, et al.

Corriveau v. Amex Bank of Canada, et al.

Lamoureux v. Bank of Montreal, et al.

St. Pierre v. Bank of Montreal, et al.

Marcotte v. Bank of Montreal, et al. (II)

Giroux v. Royal Bank of Canada, et al.

Since 2004, a number of proposed class actions have been filed in the Quebec Superior Court against CIBC and numerous other financial institutions. The actions, brought on behalf of cardholders, allege that the financial institutions are in breach of certain provisions of the Quebec Consumer Protection Act (CPA). The alleged violations include charging fees on foreign currency transactions, charging fees on cash advances, increasing credit limits without the cardholder’s express consent, and failing to allow a 21-day grace period before posting charges to balances upon which interest is calculated. CIBC and the other defendant banks are jointly raising a constitutional challenge to the CPA on the basis that banks are not required to comply with provincial legislation because banking and cost of borrowing disclosure is a matter of exclusive federal jurisdiction.

The first of these class actions (Marcotte v. Bank of Montreal, et al.), which alleges that charging cardholders fees on foreign currency transactions violates the CPA, went to trial in 2008. In a decision released in June 2009, the trial judge found in favour of the plaintiffs concluding that the CPA is constitutionally applicable to federally regulated financial institutions and awarding damages against all the defendants. The court awarded compensatory damages against CIBC in the amount of $38 million plus an additional sum to be determined at a future date. The court awarded punitive damages against a number of the other defendants, but not against CIBC. CIBC and the other financial institutions appealed this decision. The appeal was heard by the Quebec Court of Appeal in September 2011, and the court reserved decision. Trial dates have not been scheduled for any of the other VISA credit card class actions.

Sino-Forest class actions:

Smith v. Sino-Forest Corporation, et al.

Trustees of the Labourers’ Pension Fund of Central and

Eastern Canada v. Sino-Forest Corporation, et al.

Northwest & Ethical Investments L.P. v. Sino-Forest Corporation, et al.

In 2011, three proposed class actions were filed in the Ontario Superior Court of Justice on behalf of purchasers of shares in Sino-Forest Corporation (Sino-Forest) against Sino-Forest, its directors and officers, its auditors and the underwriting syndicate for three public offerings from 2007 to 2009. CIBC World Markets Inc. was part of the underwriting syndicate for two of the offerings (underwriting 20% of a $200 million June 2007 offering and 5% of a $367 million December 2009 offering). The proposed class actions allege various misrepresentations on the part of Sino-Forest and the other defendants regarding Sino-Forest’s revenue and ownership of timberlands in China, including representations made in the prospectus for the public offerings.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario, Quebec and British Columbia against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005 CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law.

Changes in significant accounting policies affecting Canadian and U.S. GAAP differences

Accounting for transfers of financial assets and repurchase financing transactions

In June 2009, the FASB issued FASB ASC 860(SFAS 166), “Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140” and FASB ASC 810(SFAS 167), “Amendments to FASB Interpretation 46(R).” These standards became effective for us on November 1, 2010.

FASB ASC 860 (SFAS 166) eliminates the ability to reclassify mortgage loans to securities when a transfer does not meet the sale accounting requirements. It also eliminates the concept of a QSPE making it no longer relevant for accounting purposes. Therefore, former QSPEs (as defined under previous accounting standards) would be evaluated for consolidation on and after the effective date in accordance with the applicable consolidation guidance.

In addition, FASB ASC 860 (SFAS 166) states that the transfer of a portion of financial assets may be accounted for as a sale only if it meets the definition of a participating interest. A participating interest represents a proportionate ownership interest in an entire financial asset where cash flows are divided proportionally, have equal priority of payment and none is subordinated, and the right to pledge or exchange the entire financial asset is subject to the approval of all participating interest holders. Otherwise, the transfer is accounted for as a secured borrowing.

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Furthermore, the disclosure provisions of FASB ASC 860 (SFAS 166) will be applied to transfers that occurred both before and after the effective date. The impact of adopting this standard was to reclassify approximately $11 billion of MBS out of fair value option securities to loans as at October 31, 2011 on the condensed consolidated balance sheet.

FASB ASC 810 (SFAS 167) requires retrospective application and states that an enterprise must perform an analysis to determine whether the enterprise’s variable interests in a VIE gives it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance. In contrast to FIN 46(R), FASB ASC 810 (SFAS 167) also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. It also amends the events that trigger a reassessment of whether an entity is a VIE and requires enhanced disclosures with more transparent information about an enterprise’s involvement in a VIE.

Upon the adoption of FASB ASC 810 (SFAS 167) we consolidated certain VIEs at the carrying values of their assets and liabilities as at November 1, 2010 and deconsolidated certain VIEs. The consolidation of these VIEs resulted in an increase in our total assets of approximately $3.8 billion and total liabilities of approximately $3.9 billion as at November 1, 2010. It also reduced our opening retained earnings by $127 million, net of taxes, to reflect the cumulative transition impact related to prior periods and decreased our AOCI by $13 million, net of taxes. The deconsolidation of VIEs resulted in a reduction in assets and liabilities of approximately $800 million with no retained earnings impact as at November 1, 2010.

The FASB also issued ASU 2010-10 “Consolidation: Amendments for Certain Investment Funds”. This update defers the application of FASB ASC 810 (SFAS 167) for a reporting enterprise’s interest in mutual funds, money market mutual funds, hedge funds, private equity funds and venture capital funds if certain conditions are met. As a result, we continue to assess our mutual funds and investment funds that we manage under the requirements of FASB ASC 810-10 (FIN 46(R)).

In the normal course of business, VIEs are used for securitization, investment, funding and other purposes. Refer to Note 6 of the consolidated financial statements for information on VIEs and the nature of our involvement in them.

The following describes our consolidation assessments by type of VIE.

Credit cards

We securitize credit card receivables to Cards II and Broadway (collectively, the credit card trusts). We continue to have involvement in the credit card trusts through the retention of subordinated notes and enhancement notes, as well as interest-only strips.

Effective November 1, 2010, we consolidated the credit card trusts pursuant to FASB ASC 810 (SFAS 167) as we are considered to have both the power to direct the activities that most significantly impact the credit card trusts’ economic performance and have a potentially significant economic interest in the credit card trusts. We direct the activities that most significantly impact the economic performance of the credit card trusts through our role as the administrative agent and servicer of the credit card accounts. In these roles, we make ongoing decisions regarding the acquisition, management, and credit monitoring of credit card receivables. Our interests that could be potentially significant to the credit card trusts include our interest in interest-only strips, subordinated notes and enhancement notes.

Our retained interests in credit cards receivables, in the form of notes, which were classified within business and government loans under Canadian GAAP, are eliminated under U.S. GAAP as we consolidate the trusts pursuant to FASB ASC 810.

Prior to November 1, 2010, our credit card trusts met the requirements of a QSPE under SFAS 140 and were exempted from the scope of FIN 46(R). Under Canadian GAAP, which is substantially the same FAS 140, our credit card trusts meet the requirements of a QSPE and are exempted from the scope of VIE consolidation.

Residential mortgages

We securitize insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a residential mortgage trust. We continue to have involvement in these mortgage securitizations through interest-only strips, being a TRS counterparty and cash reserve accounts.

Effective November 1, 2010, we consolidated this residential mortgage trust pursuant to FASB ASC 810 (SFAS 167) as we are considered to have both the power to direct the activities that most significantly impact the residential mortgage trust’s

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economic performance and have a potentially significant economic interest in the residential mortgage trust. We direct the activities that most significantly impact the economic performance of the residential mortgage trust through our role as the administrative agent and servicer of the mortgages. In these roles, we make ongoing decisions regarding the acquisition, management, and credit monitoring of mortgages. Our interests that could be potentially significant to the residential mortgage trust include our interest in interest-only strips, TRS, and cash reserves.

Prior to November 1, 2010, this residential mortgage trust met the requirements of a QSPE under SFAS 140 and was exempted from the scope of FIN 46(R). Under Canadian GAAP, which is substantially the same as SFAS 140, our residential mortgage trust meets the requirements of a QSPE and is exempted from the scope of VIE consolidation.

We also securitize qualifying insured fixed and variable-rate residential mortgages through the creation of NHA MBS. Under the CMB program, sponsored by the CMHC and the Government of Canada NHA MBS Auction program, we sell NHA MBS to a securitization trust or directly to the CMHC, respectively. Under the CMB program, the NHA MBS are sold to a government-sponsored securitization trust that issues securities to investors. We also act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS.

Under FASB ASC 810-10-15 (SFAS 167) the NHA MBS custodial pool is defined as an entity. The activities that most significantly impact the economic performance of the NHA MBS custodial pool entity are: a) management of delinquencies/defaults, and b) management of prepayments. As we must manage the activities within guidelines established by the MBS insurers, we do not consolidate the NHA MBS custodial pool entities once we have sold a significant portion of the securities attached to these pools. However, prior to the sale of a significant portion of the securities attached to the pool, we consolidated these pools. As a consequence of consolidating the residential mortgage trust and certain MBS pools, we have recognized approximately $20 billion of MBS securities on the U.S. GAAP condensed consolidated balance sheet as at October 31, 2011. As previously mentioned, pursuant to the adoption of FASB ASC 860 (SFAS 166), approximately $11 billion of these MBS securities were subsequently reclassified to mortgages under U.S. GAAP as at October 31, 2011.

Commercial mortgages

We have securitized commercial mortgages to a pass-through trust. Subsequent to the sale of commercial mortgages to the pass-through trust, we have continuing involvement through our role as special servicer. Under FASB ASC 810-10-15 (SFAS 167), prior U.S. GAAP and Canadian GAAP, we do not consolidate the pass-through trust since we do not have variable interests in the structure that could be potentially significant.

CIBC sponsored multi-seller and single-seller conduits

We sponsor several multi-seller conduits and one single-seller conduit (collectively, the conduits) in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing commercial paper to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases by bankers’ acceptances.

Under FASB ASC 810-10-15 (SFAS 167) we do not consolidate the conduits with the exception of one multi-seller conduit where we hold all of the commercial paper funding. In our role as the administrative agent of the conduits, we receive fees to perform ongoing decisions regarding the type and credit quality of asset purchases and manage the issuance of commercial paper funding or bankers’ acceptances. The fees we receive to perform these services are not considered variable interests, and accordingly, we are not considered to have the power to direct the activities that most significantly impact the conduits’ economic performance.

Structured vehicles

We hold exposures to structured CDO and CLO vehicles (structured vehicles) through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

Effective November 1, 2010, we deconsolidated certain structured vehicles that were previously consolidated in accordance with Canadian GAAP, which is substantially the same as previous U.S. GAAP under FIN 46(R). Under FASB ASC 810-10-15 (SFAS 167) we do not consolidate the structured vehicles as we do not have the power to direct any of the activities that most significantly impact the economic performance of the entity.

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At the inception of our initial exposure to these VIEs, we simultaneously entered into hedging transactions to pass the risk and returns of the underlying VIE exposure to third parties. These third parties were considered to have the implicit variable interests of the VIE exposure and, as a result, we were not considered to be the primary beneficiary. Upon the subsequent elimination of the hedges, which were considered to be reconsideration events, we were considered to be the primary beneficiary as we absorbed the majority of the conduits’ remaining expected losses. Accordingly, under Canadian GAAP, which is substantially the same as FIN 46(R), these structured vehicles were consolidated.

Pass-through investment structures

We enter into equity derivative transactions with third-party investment funds. These transactions provide their investors with the desired exposure to reference funds, and we hedge our exposure from these derivatives by investing in units or equity-linked notes referencing the third-party managed referenced funds. Under FASB ASC 810-10-15 (SFAS 167), we do not consolidate the pass-through investment structures that qualify as VIEs as we do not have the power to direct any of the activities that most significantly impact the economic performance of the entity.

Capital Trust securities

We have issued senior deposit notes to CIBC Capital Trust (Capital Trust). The Capital Trust funded the purchase through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are structured to provide Tier 1 regulatory capital treatment.

Effective November 1, 2010, we consolidated the Capital Trust under FASB ASC 810-10-15 (SFAS 167) as we are considered to have both the power to direct the activities that most significantly impact the Capital Trust’s economic performance and have a potentially significant economic interest in the Capital Trust. We direct the activities that most significantly impact the economic performance of the Capital Trust through our 100% ownership interest of voting equity units. We make ongoing decisions regarding the acquisition of the senior deposit notes and the issuance of the Notes. Our interests that could be potentially significant to the Capital Trust include the Tier 1 regulatory capital benefits. Consolidation had no impact on total assets, total liabilities, or equity.

Prior to November 1, 2010, we did not consolidate the Capital Trust in accordance with FIN 46(R). Under these rules, we were not considered to be the primary beneficiary as we did not absorb the majority of the Capital Trust’s expected losses. Under Canadian GAAP which is substantially the same as FIN 46(R), the Capital Trust is not consolidated.

Covered bond guarantors

Under the covered bond program, we provide funding to a limited partnership entity (Guarantor LP) to purchase mortgages and MBS from CIBC. Concurrently, we enter into TRS arrangements with the Guarantor LP to receive the contractual interest received on those mortgages and NHA MBS. Under FASB ASC 810-10-15 (SFAS 167), we continue to consolidate the Guarantor LP as we are considered to have both the power to direct the activities that most significantly impact the Guarantor LP’s economic performance and have a potentially significant economic interest in the Guarantor LP. We also consolidate the Guarantor LP under Canadian GAAP and prior U.S. GAAP (FIN 46(R)).

We perform qualitative analyses to determine whether we are the primary beneficiary of a VIE based on the facts and circumstances and our interests in the VIE. The following table presents assets and liabilities arising from our transactions and involvement with non-consolidated VIEs as at October 31, 2011, where: (i) we may hold significant variable interests; (ii) we transferred assets to a VIE and have continuing involvements that are deemed to be a variable interest; and (iii) we are the sponsor of the VIE or the VIE previously qualified as a QSPE and we hold a variable interest in it, even if not significant. In determining whether we are a primary beneficiary of a VIE, we consider both qualitative and quantitative factors, including the purpose and nature of the VIE, our continuing involvement in the VIE and whether we hold subordinated interests in the VIE.

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	CIBC sponsored	Residential mortgage securitization	CIBC structured	Third-party structured vehicles		Pass- through investment	Commercial mortgages securitization
$ millions, as at October 31, 2011	conduits	vehicle(1)	vehicles	Run-off	Continuing	structures	vehicle
On-balance sheet assets(2)
Trading securities	$3	$–	$–	$558	$199	$520	$–
AFS securities	–	873	2	2	1,320	–	5
FVO	–	–	–	–	73	–	–
Loans	77	–	290	4,023	34	–	–
Derivatives(3)	–	–	–	–	–	68	–
Total assets	$80	$873	$292	$4,583	$1,626	$588	$5
On-balance sheet liabilities(2)
Derivatives(3)	$–	$–	$37	$1,545	$–	$44	$–
Total liabilities	$–	$–	$37	$1,545	$–	$44	$–
Maximum exposure to loss, net of hedges
Investments and loans	$80	$873	$292	$4,583	$1,626	$520	$5
Notional of written derivatives, net of fair value losses	–	–	247	3,285	–	24	–
Liquidity and credit facilities	1,297	–	42	391	16	–	–
Less: hedges of investment, loans and written derivatives exposures	–	–	(459)	(6,854)	(73)	(544)	–
Maximum exposure to loss	$1,377	$873	$122	$1,405	$1,569	$–	$5

(1)	Excludes interest rate swaps with Canada Housing Trust, a VIE sponsored by the CMHC.

(2)	Excludes VIEs containing third-party originated assets established by CMHC, Freddie Mac, Fannie Mae, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae.

(3)	Comprises written CDS and TRS under which we assume exposures and excludes all other derivatives.

The following table presents the assets and liabilities of consolidated VIEs recorded on the condensed consolidated balance sheet as at October 31, 2011:

$ millions, as at October 31, 2011	CIBC sponsored conduit	Credit card securitization vehicles	Residential mortgage securitization vehicles(1)	Capital Trust securities vehicle	Covered bond guarantor
Assets(2)
Cash and non-interest bearing deposits with banks	$–	$–	$27	$2	$–
Interest-bearing deposits with banks	–	373	–	–	–
Securities
FVO	–	–	8,781	–	–
Trading	–	–	–	–	–
AFS	2	–	66		1,057
Loans	–	5,350	11,883(3)	1,600	11,869
Other
Derivative instruments	–	29	32	–	–
Customers’ liability under acceptances	–	–	–	–	–
Other assets	–	37	1	55	48
	$2	$5,789	$20,790	$1,657	$12,974
Liabilities(2)
Deposits	$2	$5,744	$20,621	$1,594	$12,627
Other
Derivative instruments	–	–	–	–	–
Acceptances	–	–	–	–	–
Other liabilities	–	40	134	66	–
	$2	$5,784	$20,755	$1,660	$12,627

(1)	Includes approximately $20 billion of MBS in NHA MBS custodial pools that were consolidated pursuant to the retroactive application of FASB ASC 810 (SFAS 167).

(2)	Consolidated assets and liabilities of VIEs are presented without the effect of any intercompany eliminations upon consolidation or other consolidation adjustments.

(3)	Includes approximately $11 billion of MBS reclassified from FVO under Canadian GAAP to loans under U.S. GAAP pursuant to the prospective application of FASB ASC 860 (SFAS 166).

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Disclosures about the credit quality of financing receivables and the allowance for credit losses

In July 2010, the FASB issued ASU 2010-20, “Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”, which became effective for us on November 1, 2010 with prospective application. The amendments in this update require an entity to provide additional disclosures about its loans on a disaggregated basis and disclosures about the credit quality of loans and the allowance for credit losses disaggregated on the basis of the entity’s impairment method. The amendments also require additional TDR disclosure. In April 2011, the FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring”, which amends FASB ASC 310 “Receivables”. The update clarifies the criteria which are used to determine if a restructuring would constitute a TDR as: (1) whether the restructuring constitutes a concession; and (2) whether the debtor is experiencing financial difficulties. The amendments became effective for us on August 1, 2011 and were applied retrospectively to November 1, 2010 for identifying TDRs and were applied prospectively beginning August 1, 2011 for the purpose of measuring impairment of TDRs.

Additional information about loans and the related allowances for credit losses disaggregated by impairment methodology

Our loan portfolios are managed and reported in the following four portfolio segments: (i) residential mortgages; (ii) personal; (iii) credit card; and (iv) business and government. For the first three portfolio segments, which are retail in nature, the class of financing receivables is the same as the portfolio segment as the underlying receivables share common risk characteristics. The business and government loans portfolio segment is comprised of different classes of financing receivables, mainly based on the industry group of the customer.

We conduct ongoing credit assessments of loans that are considered individually significant on an account-by-account basis to assess whether there is objective evidence of impairment. For groups of loans that are considered to be not individually significant and for groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, impairment is further determined on a “collective” basis. Refer to the “Credit risk” section of the MD&A for more details on the credit risk assessment process. The resulting allowance for credit losses consists of general and specific components.

For our business and government loans portfolio, a general allowance is collectively provided for performing loans that have not been specifically identified as impaired, whereas a specific allowance is provided for those loans that have been specifically identified as being impaired, except for certain scored small business loans which are also included within the specific allowance even though they are collectively assessed for impairment. To the extent performing loans become non-performing due to delinquency or other impairment events, a specific allowance is provided on the loan on an individual basis and the loan would no longer be collectively assessed for the general allowance. The loan would be written off in accordance with our write-off policy only in the event it is already impaired, at which time there would be only a specific allowance. Therefore, loans are written off only to specific allowances.

For our residential mortgages and personal loans portfolios we provide specific and general allowances for the loans based on their state of delinquency. General allowances are established only for loans that are current or in the early stages of delinquency, while specific allowances are established only for loans that are in the later stages of delinquency. Therefore, as the delinquency status of a loan worsens, the loan would no longer be provided for through the general allowance and instead would be provided for through the specific allowance. When there is no realistic prospect of future recovery above the recoverable value, the loan would be written off in accordance with our write-off policy.

For our credit card loans, as stated in Note 1 to the consolidated financial statements, the loans are not classified as impaired and are fully written off when payments are contractually 180 days in arrears or upon customer bankruptcy. Credit card loans only have a general allowance until such time the card balances are 180 days in arrears or upon customer bankruptcy, upon which the general allowance is reduced and the credit card balance is written off as a specific provision for credit losses.

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Loans

The following tables present loan information based upon Canadian GAAP as that is the basis on which we manage our portfolios.

$ millions, as at October 31				2011				2010
	Gross amount	Specific allowance	General allowance	Net loans	Gross amount	Specific allowance	General allowance	Net loans
Residential mortgages	$99,603	$34	$12	$99,557	$93,568	$30	$9	$93,529
Personal	34,842	211	275	34,356	34,335	224	293	33,818
Credit card(1)	10,408	–	411	9,997	12,127	–	478	11,649
Total retail loans portfolios	144,853	245	698	143,910	140,030	254	780	138,996
Non-residential mortgages	7,377	29	–	7,348	6,749	16	–	6,733
Financial institutions	2,543	2	–	2,541	2,304	2	–	2,302
Retail, wholesale and business services	6,109	116	–	5,993	6,146	108	–	6,038
Manufacturing – consumer and capital goods	2,713	49	–	2,664	2,346	47	–	2,294
Real estate and construction	6,727	123	–	6,604	4,586	127	–	4,459
Agriculture	3,225	17	–	3,208	2,921	14	–	2,907
Resource-based industries	2,276	4	–	2,272	1,546	19	–	1,527
Telecommunications, media and technology	682	27	–	655	801	20	–	781
Transportation	1,157	15	–	1,142	970	23	–	947
Utilities	663	–	–	663	594	–	–	594
Other	8,340	2	–	8,338	9,619	1	–	9,618
General allowance allocated to business and government loans(2)	–	–	320	(320)	–	–	309	(309)
Total business and government loans portfolio(3)	41,812	384	320	41,108	38,582	377	309	37,896
Total loans	$186,665	$629	$1,018	$185,018	$178,612	$631	$1,089	$176,892

(1)	When a loan is classified as impaired, accrual of interest ceases. Credit card loans are never impaired and are written off at 180 days past due and interest income is only accrued where there is an expectation of receipt. We ceased accruing interest on $311 million of credit card loans as at October 31, 2011.

(2)	Under U.S. GAAP, as a result of adopting FASB ASC 860 (SFAS 166) and FASB ASC 810 (SFAS 167) the incremental general allowance related to residential mortgages and credit card loans now recognized on the condensed consolidated balance sheet is $4 million and $147 million respectively, as at October 31, 2011.

(3)	$1,899 million of our retained interests in credit card receivables as at October 31, 2011 (2010: $250 million), in the form of notes, which were classified within business and government loans under Canadian GAAP, are eliminated under U.S. GAAP as we consolidate the trusts pursuant to FASB ASC 810.

Impaired loans(1)

$ millions, as at October 31			Gross impaired(2)			Specific allowance		2011				2010
	Average impaired	Individually assessed	Collectively assessed	Total gross impaired	Individually assessed	Collectively assessed	Total specific allowance	Net impaired	Average impaired	Gross impaired	Specific allowance	Net impaired
Residential mortgages	$431	$–	$452	$452	$–	$34	$34	$418	$439	$452	$30	$422
Personal	282	–	291	291	–	211	211	80	322	304	224	80
Total retail loans portfolios	713	–	743	743	–	245	245	498	761	756	254	502
Non-residential mortgages	73	75	–	75	29	–	29	46	76	75	16	59
Financial institutions	5	4	–	4	2	–	2	2	5	5	2	3
Retail, wholesale and business services	293	289	22	311	97	19	116	195	272	280	108	172
Manufacturing – consumer and capital goods	92	74	3	77	46	3	49	28	115	113	47	66
Real estate and construction	483	500	4	504	119	4	123	381	510	465	127	338
Agriculture	45	37	1	38	16	1	17	21	29	26	14	12
Resource-based industries	16	5	2	7	2	2	4	3	42	26	19	7
Telecommunications, media and technology	32	47	1	48	26	1	27	21	58	42	20	22
Transportation	37	34	2	36	13	2	15	21	45	45	23	22
Utilities	–	–	–	–	–	–	–	–	1	1	–	1
Other	3	1	1	2	1	1	2	–	3	2	1	1
Total business and government loans portfolios	1,079	1,066	36	1,102	351	33	384	718	1,156	1,080	377	703
Total loans	$1,792	$1,066	$779	$1,845	$351	$278	$629	$1,216	$1,917	$1,836	$631	$1,205

(1)	During 2011, we recognized a credit of $40 million to our provision for credit losses due to the increase in present value attributable to the passage of time on our impaired loans.

(2)	Represents unpaid principal balance of impaired loans, net of partial write-offs recognized during the year.

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Troubled debt restructuring

In certain circumstances, we may modify a loan for economic or legal reasons related to a borrower’s financial difficulties and we may grant a concession in the form of below-market rates or terms that we would not otherwise consider for the purpose of maximizing recovery of our exposure in the loan. We strive to identify early, and work with borrowers in financial difficulty and, where circumstances warrant, to modify their loans to more affordable terms, which may include rate reductions, principal forgiveness, term extension and/or payment forbearance. In those circumstances where the concession is considered below market terms, the modification is reported as a TDR.

Loans, including loans that have been classified as TDRs, are subject to our normal quarterly impairment review. We consider factors such as a breach of financial covenants and/or payment delinquency in our impairment assessment, which in many cases would have a negative impact on our expectation of the full collection of future cash flows on these loans. As a result of our normal quarterly impairment review, an appropriate level of specific or general loan loss provision by portfolio segment would be established. As at October 31, 2011, we had mortgage loans of $58 million, personal loans of $4 million, credit card loans of $5 million and business and government loans of $226 million, of which $120 million were in the real estate and construction sectors, that were subject to TDR during 2010 or 2011. Included in these amounts are loans of $39 million that experienced a delinquency during 2011 subsequent to a TDR in 2011.

Information about credit quality of loans

We measure our exposure to credit risk under the AIRB approach and under the standardized approach in accordance with the Basel II guidelines. The AIRB approach relies on internal risk rating systems based on historical experience of key risk assumptions that are used to compute the capital requirements and the standardized approach uses a standardized set of risk weight, as prescribed by the regulator based on external credit assessments and other risk related factors, including exposure asset class and collateral. Refer to the “Credit risk” section of the MD&A for more information about how we assess the credit quality of our loan portfolios.

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Exposure subject to AIRB approach

Credit quality of the business and government loans portfolio

The following table provides the credit quality of the on-balance sheet business and government loans portfolio. Amounts provided are before allowance for credit losses.

	Gross amount
$ millions, as at October 31, 2011	Corporate	Sovereign	Banks	Total
Investment grade	$ 14,020	$ 716	$458	$15,194
Non-investment grade	12,998	83	48	13,129
Watchlist	714	–	–	714
Default	865	–	–	865
	$ 28,597	$ 799	$506	$29,902
Strong	$ 6,527	$ –	$4	$6,531
Good	210	–	–	210
Satisfactory	31	–	–	31
Weak	60	–	–	60
Default	4	–	–	4
Total slotted exposure	$ 6,832	$ –	$4	$6,836
Standardized exposure	$ 4,172	$ 902	$–	$5,074
Total business and government loans portfolio	$ 39,601	$ 1,701	$510	$41,812
Credit quality of the retail loans portfolios The following table presents the credit quality of the on-balance sheet retail loans portfolios. Amounts provided are before allowance for credit losses.
$ millions, as at October 31, 2011
	Gross amount
Risk level	Residential mortgages	Personal	Cards	Total
Exceptionally low	$ 78,928	$ 18,718	$3,052	$100,698
Very low	10,688	323	1,441	12,452
Low	6,307	10,638	2,382	19,327
Medium	648	3,728	1,894	6,270
High	141	448	618	1,207
Default	90	287	–	377
	$ 96,802	$ 34,142	$9,387	$140,331
Strong	$ 561	$ –	$–	$561
Good	9	–	–	9
Satisfactory	9	–	–	9
Weak	5	–	–	5
Default	–	–	–	–
Total slotted exposure	$ 584	$ –	$–	$584
Standardized exposure	$ 2,217	$ 700	$1,021	$3,938
Total retail loans portfolios	$ 99,603	$ 34,842	$10,408	$144,853

Future accounting changes

We are currently evaluating the impact of adopting the standards listed below:

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Consolidated financial statements

Disclosure of supplementary pro forma information for business combinations

In December 2010, the FASB issued guidance ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force).” This update clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures in FASB ASC 805 when comparative financial statements are presented and requires additional quantitative information about the pro forma adjustments. This update is effective for us prospectively on November 1, 2012.

Repurchase agreements

In April 2011, the FASB issued guidance ASU 2011-03, “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements.” This update states that the accounting for a repurchase agreement depends in part on whether the transferor maintains effective control over the transferred financial assets. If the transferor maintains effective control, the transferor is required to account for its repurchase agreement as a secured borrowing rather than a sale. The FASB concluded that the assessment of effective control depends on the transferor’s contractual rights and obligations with respect to transferred financial assets. It does not depend on the transferor’s ability, by way of collateral maintenance agreement, to exercise those rights or honour those obligations. This update is effective for us prospectively on February 1, 2012.

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Note 32	Transition to International Financial Reporting Standards

Publicly accountable enterprises are required to adopt IFRS for annual periods beginning on or after January 1, 2011. As a result, our audited consolidated financial statements for the year ending October 31, 2012 will be the first annual financial statements that comply with IFRS, including the application of IFRS 1 “First-time Adoption of International Financial Reporting Standards”. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement of compliance with IFRS in those financial statements. We will make this statement of compliance when we issue our 2012 annual consolidated financial statements.

IFRS 1 also requires that comparative financial information be provided. As a result, the first day at which we applied IFRS was as at November 1, 2010 (the Transition Date), and our consolidated opening IFRS balance sheet was prepared as at this date. The opening IFRS balance sheet represents our starting point for financial reporting under IFRS.

In accordance with IFRS 1, we have retrospectively applied our IFRS accounting policies in the preparation of our opening IFRS balance sheet as at November 1, 2010. These IFRS accounting policies are those that we expect to apply in our first annual IFRS financial statements for the year ending October 31, 2012, although IFRS 1 provides certain optional exemptions and mandatory exceptions from retrospective application of IFRS, as described in Section A, Exemptions and exceptions from retrospective application of IFRS.

The following information is provided to allow users of the financial statements to obtain a better understanding of the effect of the adoption of IFRS on our consolidated financial statements. The information below includes our opening IFRS balance sheet as at November 1, 2010, based on the IFRS optional exemptions and accounting policies that we expect to apply in our first annual IFRS financial statements. A description of the differences in accounting policies under IFRS and Canadian GAAP that resulted in transition adjustments as at November 1, 2010 is provided in Section B, Differences in accounting policies.

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Consolidated financial statements

Opening IFRS consolidated balance sheet and reconciliation to previously reported Canadian GAAP amounts, as at November 1, 2010 (Transition Date to IFRS)

$ millions, as at November 1, 2010	Canadian GAAP	IFRS adjustments	IFRS	Note
ASSETS
Cash and non-interest-bearing deposits with banks	$2,190	$(373)	$1,817	C.2
Interest-bearing deposits with banks	9,862	(857)	9,005	B.3, B.6
Securities
Trading	28,557	517	29,074	B.3
Available-for-sale (AFS)	26,621	(2,252)	24,369	A.5, A.8, B.2–B.4, B.6
Designated at fair value (FVO)	22,430	(21,555)	875	A.5, A.8, B.2, B.4
	77,608	(23,290)	54,318
Cash collateral on securities borrowed	2,401	–	2,401
Securities purchased under resale agreements	34,941	(219)	34,722	B.6
Loans
Residential mortgages	93,568	49,716	143,284	A.8, B.2, B.3
Personal	34,335	–	34,335
Credit card	12,127	3,787	15,914	A.8, B.2, B.9
Business and government	38,582	(636)	37,946	A.8, B.2–B.4, B.6, B.8
Allowance for credit losses	(1,720)	(166)	(1,886)	A.8, B.3
	176,892	52,701	229,593
Other
Derivative instruments	24,682	18	24,700	B.2, B.3
Customers’ liability under acceptances	7,684	(51)	7,633
Land, buildings and equipment	1,660	(92)	1,568	B.6, B.7
Goodwill	1,913	(6)	1,907	B.6
Software and other intangible assets	609	(30)	579
Investments in equity-accounted associates and joint ventures	298	168	466	B.6
Other assets	11,300	(701)	10,599	Various
	48,146	(694)	47,452
	$352,040	$27,268	$379,308
LIABILITIES AND TOTAL EQUITY
Deposits
Personal	$113,294	$–	$113,294
Business and government	127,759	(11,918)	115,841	A.8, B.2, B.3, B.6, C.3
Bank	5,618	–	5,618
	246,671	(11,918)	234,753
Obligations related to securities sold short	9,673	–	9,673	A.8, B.2, B.3
Cash collateral on securities lent	4,306	–	4,306
Secured borrowings	–	43,814	43,814	A.8, B.2, B.3, C.3
Capital Trust securities	–	1,600	1,600	A.8, B.3
Obligations related to securities sold under repurchase agreements	23,914	(3,263)	20,651	B.2
Other
Derivative instruments	26,489	(1,126)	25,363	A.8, B.2, B.3
Acceptances	7,684	(51)	7,633
Other liabilities	12,572	(629)	11,943	Various
	46,745	(1,806)	44,939
Subordinated indebtedness	4,773	–	4,773
Non-controlling interests	168	(168)	–	C.1
Equity(1)
Preferred shares	3,156	–	3,156
Common shares	6,804	–	6,804
Contributed surplus	96	2	98	B.5
Retained earnings	6,095	(1,938)	4,157
Accumulated other comprehensive income (AOCI)	(361)	777	416
Total shareholders’ equity	15,790	(1,159)	14,631
Non-controlling interests	–	168	168	C.1
Total equity	15,790	(991)	14,799
	$352,040	$27,268	$379,308

(1)	See Section D – Reconciliation of equity from Canadian GAAP to IFRS as at the Transition Date.

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Notes to the opening IFRS consolidated balance sheet

A. Exemptions and exceptions from retrospective application of IFRS

Set forth below are the applicable IFRS 1 optional exemptions and mandatory exceptions from retrospective application of IFRS accounting policies that have been applied in the preparation of the opening IFRS balance sheet.

IFRS optional exemptions

1.	Actuarial gains and losses for post-employment defined benefit plans – Retrospective application of the corridor approach’ under IAS 19 “Employee Benefits” would require us to restate the accounting for our post-employment defined benefit plans, including unamortized actuarial gains and losses, from the inception or acquisition of the plans until the Transition Date as if IAS 19 had always been applied. However, IFRS 1 permits entities to instead recognize all unamortized actuarial gains and losses as at the Transition Date in opening retained earnings, except those related to subsidiaries that have applied IFRS in their own financial statements prior to their parent. We elected to apply this ‘fresh-start’ election, which resulted in the recognition of $1,150 million of after-tax unamortized net actuarial losses on our defined benefit plans that existed under Canadian GAAP as at November 1, 2010 through retained earnings. This amount excludes the unamortized actuarial losses related to CIBC FirstCaribbean which adopted IFRS prior to CIBC. This transition adjustment, together with the other employee benefits IFRS adjustments (see Section B.1), resulted in a decrease in after-tax retained earnings of $1,080 million.

2.	Business combinations – IFRS 3 “Business Combinations” requires a greater use of fair value measurement in the accounting for business combinations, including the measurement of non-controlling interests and contingent consideration. IFRS 3 also requires the use of the closing date, rather than the announcement date, to measure share consideration. In addition, transaction costs and certain restructuring costs that were included in the purchase price and in the allocation of the purchase price, respectively, under Canadian GAAP, are required to be expensed under IFRS. If IFRS 3 was applied retrospectively, these differences would impact prior purchase price allocations and the amount of goodwill recognized on the balance sheet. However, IFRS 1 provides the option to (i) apply IFRS 3 prospectively from the Transition Date, or (ii) apply IFRS 3 prospectively from a date earlier than the Transition Date, provided that IFRS 3 is applied consistently to all business combinations occurring between that date and the Transition Date. We elected to apply IFRS 3 prospectively from the Transition Date, and therefore business combinations that occurred prior to the Transition Date have not been restated under IFRS. Accordingly, any goodwill arising on such business combinations has not been adjusted from the carrying amount previously determined under Canadian GAAP. Notwithstanding this exemption, we were required at the Transition Date to evaluate whether the assets acquired and liabilities assumed in the pre-Transition Date business combinations met the recognition criteria in the relevant IFRS, and whether there were any assets acquired or liabilities assumed in these business combinations that were not recognized under Canadian GAAP but for which recognition was required under IFRS. The requirements of IFRS were then applied to the assets acquired and liabilities assumed from the date of acquisition to the Transition Date. We applied these requirements, which resulted in no change to the carrying amount of goodwill recognized in respect of business combinations that occurred prior to the Transition Date. In addition, under the ‘business combinations’ exemption, we tested the carrying amount of goodwill and indefinite-lived intangible assets for impairment as at the Transition Date and determined that there was no impairment at that date (see Section B.11 for further details).

3.	Cumulative foreign currency translation differences – Retrospective application of IAS 21 “The Effects of Changes in Foreign Exchange Rates” would require us to determine cumulative foreign currency translation gains and losses from the date that a subsidiary or equity-accounted investee was formed or acquired. However, IFRS 1 permits entities to elect to recognize the cumulative foreign currency translation adjustments account included in AOCI for foreign operations with a different functional currency from that of the parent, including accumulated gains or losses on hedges of net investments in such foreign operations, in retained earnings as at the Transition Date. We elected to apply this ‘fresh-start’ election, which resulted in an after-tax decrease in retained earnings of $575 million as at the Transition Date, with an offsetting increase in AOCI.

4.	Borrowing costs – IAS 23 “Borrowing Costs” requires the capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. We define “substantial period of time” as greater than one year. However, IFRS 1

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provides the option to apply IAS 23 prospectively from the Transition Date, rather than apply it retrospectively.

We elected to apply IAS 23 prospectively and will capitalize borrowing costs relating to qualifying assets for which the commencement date of the project is on or after the Transition Date.

5.	Classification of previously recognized financial instruments – Under certain circumstances, IFRS 1 permits an entity to designate at the Transition Date a previously recognized financial asset or financial liability as FVO, or a previously recognized financial asset as AFS.

We elected to designate previously recognized loans and receivables with a Canadian GAAP carrying amount of $350 million as FVO upon transition to IFRS, which resulted in an after-tax decrease in retained earnings of $58 million as at the Transition Date. See Section B.4 for further details.

IFRS mandatory exceptions

IFRS 1 prohibits the retrospective application of some requirements of IFRS. Set forth below are the applicable mandatory exceptions under IFRS 1 that have been applied in the preparation of the opening IFRS balance sheet.

6.	Hedge accounting – In the opening IFRS balance sheet, only those hedging relationships that satisfy the hedge accounting criteria in IAS 39 “Financial Instruments: Recognition and Measurement” are reflected. Hedging relationships have not been designated retrospectively and hedge documentation has not been created retrospectively. Since the hedge accounting relationships that were effective under Canadian GAAP were also effective under IAS 39 as at the Transition Date, they are reflected as effective hedges in the opening IFRS balance sheet. The opening IFRS balance sheet also reflects cash flow hedges relating to hedges of share-based payments that are recognized over the performance and vesting period under IFRS but which are expensed in the performance period prior to grant under Canadian GAAP (see Section B.5).

7.	Estimates – Our estimates in accordance with IFRS as at the Transition Date are consistent with estimates made at that date in accordance with Canadian GAAP, with adjustments made only to reflect any differences in accounting policies. Additional estimates made under IFRS, that were not required under Canadian GAAP, were based on the information and conditions that existed as at the Transition Date. Hindsight was not used to create or revise estimates.

8.	Application of the de-recognition requirements in IAS 39 - This mandatory exception permits transfers of financial assets that occurred before the Transition Date to be exempted from the de-recognition requirements of IAS 39; however, it also provides an entity with the ability to apply the rules retrospectively to a date of the entity’s choosing. However, OSFI requires that all regulated financial institutions apply the de-recognition requirements retrospectively to transfers that occurred on or after January 1, 2004, with all transfers that occurred before that date being ‘grandfathered’.

B. Differences in accounting policies

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the Canadian GAAP accounting policies and the IFRS policies applied in preparing the opening IFRS balance sheet, and the impact thereof.

1. Employee benefits

Asset ceiling

Canadian GAAP – When plan assets exceed the accrued benefit obligation of a defined benefit plan giving rise to a plan surplus, a valuation allowance is recognized for any excess of the surplus over the expected future economic benefit arising from the asset. The accrued benefit asset is presented net of the valuation allowance.

IFRS – Similar to Canadian GAAP, IAS 19 limits the recognition of a surplus to the expected future economic benefit arising from the asset (the ‘asset ceiling’). However, the IAS 19 methodology for calculating the expected future economic benefit differs from that under Canadian GAAP.

As a result of the more specific guidance under IAS 19, a lower valuation allowance was recognized for two pension plans as at the Transition Date, with a corresponding increase in retained earnings.

Past service costs

Canadian GAAP – Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits.

IFRS – Past service costs from plan amendments are amortized on a straight-line basis over the vesting period or, if the amended benefits vest immediately, the expense is recognized immediately in net income.

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For unrecognized past service costs as at the Transition Date that related to vested benefits, an adjustment was recorded to recognize this amount with a corresponding adjustment in retained earnings.

For unrecognized past service costs as at the Transition Date that related to unvested benefits, an adjustment was recorded to decrease the unrecognized amount to the amount that would have existed as at the Transition Date had the IFRS policy always been applied.

Attribution of cost for other post-employment benefits

Canadian GAAP – The attribution period for post-employment medical and dental benefits that vest upon age and consecutive years of service is the employee’s service life from the date of hire up to the date of full eligibility.

IFRS – The attribution period for such post-employment medical and dental benefits that do not accrue with service (i.e., that vest upon age and consecutive years of service) is from the date that service first leads to benefits under the plan up to the date of full eligibility. The date when service first leads to benefits may be later than the date of hire, resulting in recognition of the obligation at a later date under IFRS and recognition of the obligation and expense over a shorter period. The difference in attribution of other post-employment benefits resulted in a decrease in the defined benefit obligation as at the Transition Date, with a corresponding increase in retained earnings.

As a result of the differences noted above and our ‘fresh-start’ election discussed in Section A.1, the net impact was an increase in our net defined benefit liability and an after-tax decrease in retained earnings of $1,080 million as at the Transition Date.

2. Securitized mortgages

Canadian GAAP – Securitizations, including transfers of financial assets to QSPEs, are accounted for as sales when we surrender control of the transferred financial assets and receive consideration other than beneficial interests in the transferred financial assets. The amount of the gain or loss recognized depends on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. Government-guaranteed mortgage securitizations in which we retain all of the beneficial interests of the securitization are reclassified from Loans – residential mortgages to MBS accounted for as FVO securities.

IFRS – Under IAS 39, the determination of whether a financial asset can be de-recognized under a sale transaction is based on both the transfer of risks and rewards and control rather than just on whether the transferor has surrendered control. As a result, securitization transactions are more likely to be accounted for as secured borrowings than as sales. Additionally, a transferor is not permitted to reclassify financial instruments under government-guaranteed mortgage securitizations from loans to securities.

As discussed in Section A.8, we have applied the de-recognition requirements of IAS 39 retrospectively to transfers that occurred on or after January 1, 2004. As at the Transition Date, this change in accounting for sold MBS and for MBS inventory resulted in an increase to consolidated assets of $27.4 billion, mainly to recognize residential mortgages, net of the elimination of the retained interest, and an increase of $27.5 billion to consolidated liabilities to recognize the associated funding liabilities in Secured borrowings in respect of MBS sold. In addition, since the creation of MBS held as inventory is not considered to be an accounting event under IFRS, MBS inventory previously accounted for as FVO securities is now accounted for as Loans – residential mortgages measured at amortized cost of $20.1 billion.

As a result, an after-tax decrease of $131 million was recognized in retained earnings and an after-tax decrease of $34 million was recognized in AOCI as at the Transition Date in respect of the recognition of the mortgages and secured borrowings at amortized cost (including the re-establishment of related origination and other amortized cost adjustments), and the elimination of Canadian GAAP accounting for retained interests, service liabilities, mark-to-market gains and losses on seller swaps with a government sponsored securitization trust, and the elimination of mark-to-market gains and losses on the MBS inventory in respect of residential mortgages securitized through the creation of MBS under the NHA MBS program.

3. Consolidation

Canadian GAAP – We determine whether we should consolidate an entity using one of two different frameworks: the voting interest model or, when the entity is a VIE, the variable interest model. If an entity is not a VIE, then the analysis of consolidation is based on whether we have control over the entity, being the continuing power to govern the financial and operating policies of the entity so as to obtain benefits from its activities and be exposed to related risks. Control is presumed to exist when we own, directly or indirectly through subsidiaries, greater than 50% of the voting interests.

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Under the variable interest model, consolidation is based on an analysis of whether we are the primary beneficiary. The primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. QSPEs are excluded from the scope of the variable interest model and are exempted from consolidation under the voting interest model.

IFRS – Under IFRS, the requirements for consolidation are based on control under the voting interest model as set out in IAS27 “Consolidated and Separate Financial Statements.” Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Control is presumed to exist when we own, directly or indirectly through subsidiaries, greater than 50% of an entity’s voting interests, but also exists when we own 50% or less of the voting interests but have legal or contractual rights that give rise to control, or de facto control.

IFRS does not have the concept of a VIE. However, IFRS has the concept of an SPE, which is an entity created to accomplish a narrow and well-defined objective. As many of the traditional indicators of control, as set out in IAS 27, are not present in an SPE, additional guidance is provided in SIC-12 “Consolidation – Special Purpose Entities” and the SPE is consolidated when the criteria in SIC-12 are met. Those criteria require that the SPE be consolidated when we have control in the form of decision-making powers over the SPE and have the rights to obtain the majority of the benefits of the SPE or are exposed to the majority of the residual or ownership risks related to the SPE.

Based on the SIC-12 criteria, we consolidated CIBC Capital Trust which resulted in the de-recognition of the senior deposit notes issued to the Trust, reported as Deposits – business and government, and the recognition of the Capital Trust securities issued by CIBC Capital Trust as a liability, with no impact to retained earnings. Additionally, we de-consolidated certain other SPEs where the criteria of SIC-12 were not met.

Furthermore, IFRS does not have the concept of a QSPE which are considered to be SPEs under IFRS and are analyzed for consolidation under SIC-12. Under the SIC-12 criteria, entities that previously were QSPEs under Canadian GAAP have been consolidated under IFRS, including CARDS II Trust, Broadway Trust and Crisp Trust.

As at the Transition Date, the impact of the consolidation of additional entities was an increase in consolidated assets of $3.8 billion and an increase in consolidated liabilities of $3.9 billion, mainly associated with the commercial paper funding liabilities in Secured borrowings, and an after-tax decrease in retained earnings of $128 million and an $8 million after-tax decrease in AOCI. The impact of de-consolidation of SPEs was a decrease to consolidated assets and liabilities of $827 million, with no retained earnings impact.

4. Financial instruments: recognition and measurement

Measurement of private AFS equity instruments

Canadian GAAP – AFS equity instruments that are not quoted in an active market (e.g., investments in private companies) are measured at cost less accumulated impairment losses.

IFRS – Under IAS 39, AFS financial assets that are not quoted in an active market are measured at fair value, unless fair value cannot be reliably measured.

A $328 million adjustment was made to increase the carrying amount of AFS equity instruments to fair value as at the Transition Date, with a corresponding after-tax increase of $201 million in AOCI.

Foreign exchange gains and losses on AFS debt instruments

Canadian GAAP – Foreign exchange gains and losses attributable to AFS debt instruments are recognized in OCI.

IFRS – Foreign exchange gains and losses attributable to AFS debt instruments are recognized in net income under IAS 39.

This difference resulted in a transfer of the related after-tax foreign exchange gains on these assets of $5 million from AOCI to retained earnings as at the Transition Date.

Impairment of AFS equity instruments

Canadian GAAP – We hold AFS equity investments that are subject to impairment assessments subsequent to initial recognition. Expected future recovery is a consideration in our assessment of an “other-than-temporary” impairment in the context of whether the decline in fair value of the investment is “significant or prolonged”. In addition, when an investment is determined to be impaired and its carrying amount has been written down to its then fair value, it becomes its new cost base and measurement basis for subsequent impairment assessments.

We also hold certain investment grade perpetual preferred shares that are classified as AFS equity instruments, for which the impairment assessment is conducted under a debt impairment model in accordance with the SEC guidance for perpetual preferred shares that are investment grade. We did not recognize any impairment on our perpetual preferred shares.

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IFRS – IAS 39 does not permit consideration of expected future recovery for the purpose of assessing impairment for AFS equity investments in the context of determining whether a decline in fair value is significant or prolonged. In addition, IAS 39 requires that, once an AFS equity instrument is impaired, any future decline in fair value is recognized in net income. This resulted in incremental impairment charges of $14 million in retained earnings and an after-tax increase of $10 million in AOCI as at the Transition Date.

Under IFRS, an entity has an accounting policy choice to use either the “equity” or “debt” impairment model for assessing impairment for investment grade perpetual preferred shares classified as AFS. Once a policy choice is made, it should be followed consistently for all such investment grade perpetual preferred shares. We elected to follow the equity impairment model for these shares. By applying the equity impairment model retrospectively, the “significant or prolonged” threshold was breached for certain AFS investment grade perpetual preferred shares prior to the Transition Date, which resulted in an after-tax impairment charge of $36 million under IFRS that was recognized as a decrease in retained earnings as at the Transition Date, with a corresponding increase in AOCI.

Reclassification of financial instruments

Canadian GAAP – Prior to the amendments to CICA handbook section 3855 issued in July 2009, Canadian GAAP required all loans to be measured at amortized cost and explicitly precluded loans from being measured at fair value through profit or loss unless the loans were designated as FVO. As a result, we had classified certain leveraged loans that were originated prior to 2009 as loans and receivables measured at amortized cost even though we had the near-term intention to sell them at initial recognition.

IFRS – Under IAS 39, loans that an entity has an intention to sell in the near term at initial recognition are required to be classified as held-for-trading and measured at fair value through profit or loss. In addition, IAS 39 was amended in 2008 to allow reclassification of financial assets that were classified as trading into loans and receivables if certain criteria were met or, under “rare circumstances”, into AFS. As a result of applying IAS 39 retrospectively to the leveraged loans and applying the reclassification provisions in IAS 39, the leveraged loans continue to be classified as loans and receivables under IFRS. However, a transitional adjustment was required in respect of the period from initial recognition to July 1, 2008 when the loans would have been classified as trading under IFRS but were classified as loans and receivables and measured at amortized cost under Canadian GAAP. This adjustment, including the accretion that would have occurred prior to the Transition Date, resulted in a reduction of $38 million to the carrying amount of these loans with an after-tax decrease in retained earnings of $27 million as at the Transition Date.

Furthermore, as discussed in Section A.5, in applying the IFRS 1 requirements and optional exemptions for previously recognized financial instruments, entities are required to apply the IAS 39 criteria for financial instruments classification in preparing the opening IFRS balance sheet. As a result, we reclassified certain financial instruments as at the Transition Date as follows:

$ millions	Canadian GAAP		IFRS
Classification	Carrying value as at October 31, 2010	Classification	Carrying value as at November 1, 2010	After-tax retained earnings decrease as at November 1, 2010

FVO loans at fair value	$ 11	Trading loans at fair value	$ 11	Nil
FVO loans at fair value	9	Loans and receivables at amortized cost	9	Nil
Loans and receivables at amortized cost	350	FVO securities at fair value	270	$ 58
AFS securities at fair value	8	Loans and receivables at amortized cost	8	Nil
Trading securities at fair value	1	AFS securities at fair value	1	Nil

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5. Share-based payments

Period of recognition of expense

Canadian GAAP – The estimated grant-date fair value of share-based payments are recognized in their entirety in the year preceding the grant date if the award is for performance during that year.

IFRS – Under IFRS 2 “Share-based Payment”, for awards for which the service commencement date precedes the grant date (e.g., the award includes a performance year preceding the grant date), the grant date fair value is recognized over the period from the service commencement date (i.e., the beginning of the performance year preceding the grant date) to the vesting date. For such awards, the share-based payment expense is recognized over a longer period under IFRS. Retention awards are recognized over the vesting period, consistent with the treatment under Canadian GAAP.

Forfeitures

Canadian GAAP – Forfeitures of awards due to the failure to satisfy service or non-market vesting conditions are recognized as incurred.

IFRS – The impact of such forfeitures is estimated initially at the grant date of the award (or at the service commencement date if earlier), and the forfeiture estimate is adjusted if subsequent information indicates that actual forfeitures are likely to differ from the initial estimate. As a result, the carrying amount of the liability for cash-settled awards is lower under IFRS as it reflects an estimate of forfeitures at the reporting date.

As a result of the differences noted above, the net impact was a pre-tax decrease of $150 million in liabilities, with an offsetting after-tax increase of $103 million and $2 million in retained earnings and AOCI, respectively, and an after-tax increase in contributed surplus of $2 million as at the Transition Date.

6. Joint venture accounting

Canadian GAAP – Interests in jointly controlled entities are proportionately consolidated. Additionally, previous versions of Canadian GAAP required the amortization of goodwill including that recognized under joint venture agreements.

IFRS – Under IAS 31 “Interests in Joint Ventures,” interests in jointly-controlled entities may be accounted for using either proportionate consolidation or the equity method of accounting. We elected to apply the equity method for our jointly controlled investments. The transition to the equity method had no impact on retained earnings as at the Transition Date, but resulted in a decrease in consolidated assets and liabilities of $2.2 billion. Furthermore, due to our transition to the equity method under IFRS, amortization of goodwill previously recognized under proportionate consolidation was reversed, resulting in an after-tax increase of $6 million in retained earnings as at the Transition Date.

7. Finance leases

Canadian GAAP – Under Canadian GAAP, we were deemed to be the owner of land and building for a certain property, as well as the holder of the associated debt. We initially recognized the land and building at cost and recognized the initial carrying amount of the debt at the same amount as the land and building. In addition, as deemed owner, we depreciated the building over a period of 40 years, and no depreciation was recognized in respect of the land.

IFRS – Under IAS 17 “Leases”, we are required to recognize an asset and liability underlying a finance lease for the above noted property. The land and building and the corresponding liability are measured at the present value of the minimum lease payments, which is lower than the carrying amount of the land and building. This is because both the land and building are depreciated over the 30 year term of the lease. This resulted in an after-tax decrease in retained earnings of $17 million as at the Transition Date, reflecting higher cumulative IFRS depreciation expense up to the Transition Date, which was partially offset by lower cumulative IFRS interest expense.

8. Leveraged leases

Canadian GAAP – Under Canadian GAAP, a change in the estimated timing of cash flows relating to income taxes results in a recalculation of the timing of income recognition from leveraged leases in accordance with the guidance set out in EIC-46 “Leveraged Leases”.

IFRS – Our investments in leveraged leases are classified as loans and are measured at amortized cost using the effective interest method. Income is measured on a constant yield basis using the effective interest rate determined at the inception of the lease. This resulted in an increase in Loans – business and government of $37 million along with an after-tax increase in retained earnings of $20 million as at the Transition Date.

9. Customer loyalty awards

Canadian GAAP – At the time customer loyalty awards under self-managed credit card reward programs are granted, the expected cost to fulfill award obligations are recognized as a liability and a reduction in related revenue. When the customer redeems the award, the liability is reduced by the actual cost of the award.

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For some of our credit cards, we provide our customers with loyalty awards at the time that they activate a new card. The cost of these awards are deferred and amortized.

IFRS – At the time that customer loyalty awards are granted under self-managed credit card reward programs, the estimated fair value of the awards expected to be redeemed is recognized as a liability and a reduction in related revenue. When we have satisfied our obligation related to the awards, the liability is recognized as an expense in net income.

Loyalty awards granted at the time customers activate a new card are expensed under IFRS rather than being deferred and amortized.

The differences relating to loyalty awards resulted in an after-tax decrease in retained earnings of $6 million as at the Transition Date.

10. Loan loss accounting

Canadian GAAP – An impaired loan is measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s effective interest rate. The unwinding of the time value of money (discounting of future cash flows) can be recognized as either a credit to the provision or as interest income. We elected to recognize the unwinding of the time value of money as a credit to the provision.

In addition, allowances for credit losses are classified as either specific allowances or as general allowances. Specific allowances are recognized when impairment has been identified for loans that are either assessed individually or assessed collectively. General allowances are established for groups of loans where impairment is inherent but not specifically identified.

IFRS – Under IAS 39, an impaired loan is also measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s effective interest rate. However, under IFRS the unwinding of the time value of money is recognized as interest income. This difference did not impact the opening IFRS balance sheet.

Under IFRS, allowances for credit losses are classified as either individual allowances or collective allowances. For loans that are considered individually significant, the assessment of impairment is performed on an account-by-account basis and the resulting allowances, if any, are classified as individual allowances. Impairment is collectively assessed in two circumstances:

•	For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis; and
•	For groups of loans that are considered to be not individually significant.

The difference in classification did not result in a transitional adjustment. However, the Canadian GAAP category of general allowance for all loans has been re-characterized as collective allowance under IFRS, and the specific allowance for collectively assessed loans also has been re-characterized as collective allowance under IFRS. The specific allowance for individually assessed loans has been re-characterized as individual allowance.

11. Impairment of goodwill and other intangible assets

Canadian GAAP – For the purpose of impairment testing, goodwill is allocated to reporting units which are defined as an operating segment or one level below an operating segment.

The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying amount of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of the net tangible and other intangible assets of the reporting unit.

The impairment test for other intangible assets is based on comparison of the carrying amount of the intangible asset with its fair value. An impairment loss is recognized in net income for the excess of the carrying amount of the intangible asset over its fair value.

IFRS – As discussed in Section A.2, the carrying amount of goodwill arising on business combinations occurring before the Transition Date has not been adjusted.

Under IAS 36 “Impairment of Assets”, goodwill is allocated to cash-generating units (CGUs) or groups of CGUs that are expected to benefit from the synergies of the business combination. CGUs are defined as the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups thereof. The allocation of goodwill as at the Transition Date to CGUs or groups of CGUs under IFRS is broadly similar to the allocation of goodwill to reporting units under Canadian GAAP.

The impairment test for goodwill is based on a comparison of the carrying amount of the CGU or groups of CGUs, including the allocated goodwill, with the recoverable amount of the CGU or groups of CGUs. The recoverable amount is the greater of fair value less cost to sell and value in use.

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Value in use is the present value of the future cash flows expected to be derived from the CGU or groups of CGUs. The impairment loss is calculated as the excess of the carrying amount over the recoverable amount.

The impairment test for other intangible assets is also based on a comparison of the carrying amount with the recoverable amount related to that asset. If the recoverable amount is lower than carrying amount, then the excess of the carrying amount over the recoverable amount is recognized as an impairment loss.

Under IFRS 1, the carrying amount of indefinite-lived intangible assets and goodwill were tested for impairment as at the Transition Date (see Section A.2), and no impairment loss was recognized.

In addition, the carrying amount of CGUs to which goodwill has been allocated and other indefinite-lived intangible assets is required to be tested for impairment annually, or at each reporting date when there is an indication of a possible impairment. The carrying amount of goodwill arising on the acquisition of CIBC FirstCaribbean was allocated to the consolidated CIBC FirstCaribbean CGU under IFRS, which is consistent with the allocation of goodwill to the CIBC FirstCaribbean reporting unit under Canadian GAAP. In the third quarter of 2011 impairment testing was performed under both Canadian GAAP and IFRS. Under Canadian GAAP, the implied fair value of CIBC FirstCaribbean’s goodwill was greater than its carrying amount and no impairment loss was recognized.

Under IFRS, the estimated recoverable amount of the CIBC FirstCaribbean CGU was determined to be lower than the carrying amount, and as a result an impairment loss of approximately $200 million was recognized in the third quarter of 2011under IFRS.

The estimated recoverable amount of the CIBC FirstCaribbean CGU was based on its value in use, which was estimated using an internally developed discounted future cash flow valuation model taking into account entity specific cash flows. This test is similar to the step 1 fair value test under Canadian GAAP.

C. Other presentation reclassifications

1. Non-controlling interests

Under Canadian GAAP, minority interests in subsidiaries are classified outside of shareholders’ equity. Under IFRS, minority interests are referred to as non-controlling interests, and non-controlling interests are classified as equity, and are presented separately within total equity.

2. Precious metals

Under Canadian GAAP, we included precious metals in the balance sheet under Cash and non-interest-bearing deposits with banks, whereas under IFRS, we have included precious metals in Other assets. As a result, $373 million of precious metals were reclassified from Cash and non-interest-bearing deposits with banks to Other assets as at the Transition Date.

3. Covered bond liabilities

Under Canadian GAAP, we included covered bond liabilities in the balance sheet under Deposits – business and government, whereas under IFRS, we have included the covered bond liabilities in Secured borrowings. As a result, $6.4 billion of covered bond liabilities were reclassified from Deposits – business and government to Secured borrowings as at the Transition Date.

D. Reconciliation of equity from Canadian GAAP to IFRS as at the Transition Date

$ millions, as at November 1, 2010	Retained earnings	AOCI	Other equity	Total shareholders’ equity	Non- controlling interest	Total equity	Note
As reported under Canadian GAAP	$6,095	$(361)	$10,056	$15,790	$–	$15,790
Employee benefits	(1,080)	–	–	(1,080)	–	(1,080)	A.1, B.1
Securitized mortgages	(131)	(34)	–	(165)	–	(165)	A.8, B.2
Consolidation	(128)	(8)	–	(136)	–	(136)	A.8, B.3
Measurement of private AFS equity investments	–	201	–	201	–	201	B.4
Foreign exchange gains and losses on AFS debt instruments	5	(5)	–	–	–	–	B.4
Impairment of AFS equity investments	(50)	46	–	(4)	–	(4)	B.4
Reclassification of financial instruments	(85)	–	–	(85)	–	(85)	A.5, B.4
Share-based payments	103	2	2	107	–	107	B.5
Joint venture accounting	6	–	–	6	–	6	B.6
Foreign currency translation adjustments	(575)	575	–	–	–	–	A.3
Finance leases and leveraged leases	3	–	–	3	–	3	B.7, B.8
Customer loyalty points	(6)	–	–	(6)	–	(6)	B.9
Presentation of non-controlling interest as equity	–	–	–	–	168	168	C.1
	$(1,938)	$777	$2	$(1,159)	$168	$(991)
As reported under IFRS	$4,157	$416	$10,058	$14,631	$168	$14,799

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